Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on Thursday, January 31, 2013

AND

MANAGEMENT PROXY CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

YM BIOSCIENCES INC.,

its SHAREHOLDERS,

GILEAD SCIENCES, INC.

and

its wholly-owned subsidiary,

3268218 NOVA SCOTIA LIMITED

These materials are important and require your immediate attention.  As a shareholder of YM BioSciences Inc., you are entitled to vote on a special resolution regarding the proposed arrangement described herein.  Please read these documents carefully.  The Board of Directors unanimously recommends that you vote FOR the special resolution approving the arrangement.

If you are in doubt as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisors.  If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

December 31, 2012

December 31, 2012

Dear Shareholder:

It is our pleasure to extend to you, on behalf of the board of directors (the “Board”) of YM BioSciences Inc. (the “Company”) an invitation to attend a special meeting of the shareholders (the “Shareholders”) of the Company to be held at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Thursday, January 31, 2013 at 10:00 a.m. (Toronto time) (the “Meeting”).

At the Meeting, Shareholders will be asked to approve a statutory plan of arrangement (the “Arrangement”) under section 130 of the Companies Act (Nova Scotia) pursuant to which 3268218 Nova Scotia Limited (the “Purchaser”), a wholly-owned subsidiary of Gilead Sciences, Inc. (“Gilead”), will, among other things, acquire all of the issued and outstanding common shares of the Company (the “Common Shares”) at a price of U.S.$2.95 per Common Share in cash.  Under the Arrangement, each option (whether vested or unvested) and warrant to purchase a Common Share will be cancelled and the holder will receive a cash payment representing the amount (if any) by which U.S.$2.95 (or the Canadian equivalent, as applicable) exceeds the relevant exercise price of such option or warrant.

The Company’s notice of meeting (the “Notice of Meeting”) and management proxy circular (the “Circular”) contain a detailed description of the Arrangement and set forth in detail the actions to be taken by you at the Meeting.  You should carefully consider all of the information in the Notice of Meeting and the Circular and consult your financial, legal or other professional advisors if you require assistance.

The Board has unanimously approved the entering into of the agreement in respect of the Arrangement and has determined that the consideration to be received by Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company.  Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Arrangement.  The approval by the Board followed the unanimous recommendation of a special committee of independent directors (the “Special Committee”) which was formed to, among other things, review and consider the proposed transaction with Gilead and the Purchaser.  The recommendation of the Special Committee followed an extensive review and analysis of the proposed transaction with Gilead and the Purchaser and other strategic alternatives available to the Company.

The detailed reasons of the Board and the Special Committee for recommending the Arrangement to Shareholders are described in the accompanying Circular.  Those reasons include the following:

•                  Significant Premium:  The price offered for the Common Shares represents a significant premium over the historic trading prices of the Common Shares on the NYSE MKT LLC (the “NYSE MKT”) and the Toronto Stock Exchange (the “TSX”).

•                  Immediate Liquidity: The Common Shares have historically not traded in significant volumes.  The Arrangement provides Shareholders with an opportunity to realize immediate liquidity for their Common Shares.

The consideration being offered of U.S.$2.95 per Common Share represents (i) a significant premium of approximately 81.0% and 75.4% to the closing prices of the Common Shares on the NYSE MKT and the TSX, respectively, on December 11, 2012, being the last trading day prior to the public announcement of the Arrangement, and (ii) a premium of 82.6% and 80.7% over the volume weighted average trading price on the NYSE MKT and the TSX, respectively, for the 30-day period ended on December 11, 2012.

The Arrangement Resolution requires approval of Shareholders constituting not less than a majority in number representing three-quarters in value of the Common Shares, present either in person or by proxy, at the Meeting and applicable government and regulatory approvals by, among others, the relevant authorities in Canada and the United States.  The Arrangement is also subject to the approval of the Supreme Court of Nova Scotia.

Your vote is important regardless of how many Common Shares you own.  To ensure that your vote is recorded, registered Shareholders are asked to return the enclosed form of proxy properly completed and signed in the envelope provided for that purpose or by fax in accordance with the instructions included with the form of proxy at least 48 hours before the Meeting time (excluding Saturdays, Sundays and holidays) (being 10:00 a.m. (Toronto time) on January 29, 2013) or any adjournment or postponement thereof, whether or not such holders of Common Shares plan to attend the Meeting.  We also encourage registered Shareholders and registered warrantholders to complete, sign, date and return the applicable enclosed letter of transmittal (on yellow paper for Shareholders and on blue paper for warrantholders) prior to January 31, 2013, which will enable us to arrange for the prompt payment for your securities of the Company if the Arrangement is completed.  If you hold your Common Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your securities if the Arrangement is completed.  The time limit for the deposit of proxies may be waived or extended by the Chairman of the Board of Directors in his discretion, without notice.

If the necessary approvals, including Shareholder approval and all required court and applicable government and regulatory approvals are obtained, it is anticipated that the Arrangement will be completed in the first quarter of 2013.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy or the applicable letter of transmittal, please call Kingsdale Shareholder Services Inc. toll free in North America at 1-866-229-8263 or call collect at 416-867-2272 outside North America or by email at contactus@kingsdaleshareholder.com.

On behalf of the Company, I would like to thank all of our Shareholders for their continuing support.

Yours very truly,

(Signed) “Nick Glover”

Nick Glover
President, Chief Executive Officer and Director

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of shareholders of YM BioSciences Inc. (the “Company”) will be held at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 1 First Canadian Place, 100 King Street West on Thursday, January 31, 2013 at 10:00 a.m. (Toronto time) for the following purposes:

1.                                      to consider and, if deemed appropriate, pass a special resolution (the “Arrangement Resolution”), the full text of which is attached as Schedule B to the accompanying Management Proxy Circular (“Circular”), with or without variation, approving an arrangement (the “Arrangement”) under Section 130 of the Companies Act (Nova Scotia) (the “NSCA”) between the Company, its shareholders, Gilead Sciences, Inc. and 3268218 Nova Scotia Limited (the “Purchaser”) pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares of the Company at a price of U.S.$2.95 per common share in cash, as more particularly described in the Circular; and

2.                                      to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Arrangement Resolution requires shareholder approval of not less than a majority in number representing three-quarters in value of the common shares, present either in person or by proxy, at the Meeting.  The specific details of the matters proposed to be put before the Meeting are set forth in the Circular that accompanies and forms part of this Notice.  The full text of the plan of arrangement implementing the Arrangement is attached as Schedule B to the Arrangement Agreement, which is attached as Schedule D to the Circular.

Pursuant to the Interim Order of the Supreme Court of Nova Scotia, a copy of which is enclosed, and pursuant to the NSCA, shareholders have the right to dissent in respect of the Arrangement Resolution.  The dissent rights are described in the Circular.  Only registered holders of common shares are entitled to dissent.  Failure to strictly comply with the requirements regarding the right to dissent may result in the loss or unavailability of any right of dissent.

A copy of the Notice of Application relating to the application for the Final Order of the Supreme Court of Nova Scotia approving the Arrangement is also enclosed.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Kingsdale Shareholder Services Inc. at 1-866-229-8263 toll free in North America or 416-867-2272 (collect calls accepted) or by email at contactus@kingsdaleshareholder.com.

Dated at Toronto, Ontario, December 31, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “David G.P. Allan”

David G.P. Allan
Chairman of the Board

Notes:

(1)         A management proxy circular, proxy and, as applicable, letters of transmittal accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the common shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the proxy and circular.  To be effective, the proxies must be received by 10:00 a.m. (Toronto time) on January 29, 2013 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

(2)         The directors have fixed a record date of December 31, 2012.  Accordingly, shareholders registered on the books of the Company at the close of business on December 31, 2012, are entitled to receive notice of, and vote their common shares at, the Meeting.

(3)         If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.  Failure to do so may result in your common shares not being eligible to be voted by proxy at the Meeting.

MANAGEMENT PROXY CIRCULAR

Table of Contents

INTRODUCTION	1

DEFINED TERMS	1

CURRENCY AND EXCHANGE RATE INFORMATION	1

FORWARD-LOOKING INFORMATION AND STATEMENTS	2

INFORMATION FOR UNITED STATES SHAREHOLDERS	3

SUMMARY	5

SOLICITATION OF PROXIES	11

MANNER IN WHICH PROXIES WILL BE VOTED	12

VOTING BY NON-REGISTERED SHAREHOLDERS	12

AUTHORIZED CAPITAL, WARRANTS, OPTIONS AND SARS	13

PRINCIPAL HOLDERS OF VOTING SECURITIES	13

THE ARRANGEMENT	13

Required Shareholder Approval of Arrangement Resolution	13

Background to the Arrangement	13

Reasons for the Arrangement	16

Recommendation of the Special Committee	17

Recommendation of the Board	17

Opinion of BofA Merrill Lynch	17

Summary of the Plan of Arrangement	20

Arrangement Steps	20

Interests of Directors and Officers	22

Voting Support Agreements	25

Sources of Funds for the Arrangement	26

Timing of the Arrangement	26

Effects on the Company if the Arrangement is Not Completed	27

ARRANGEMENT MECHANICS	27

Depositary Agreement	27

Certificates and Payment	27

Second Anniversary	28

Lost Certificates	28

Withholding Rights	28

Letter of Transmittal	28

Currency	29

ARRANGEMENT AGREEMENT	29

Representations and Warranties	29

Covenants	30

Non-Solicitation Obligations, Superior Proposal and Right to Match	33

Conditions Precedent to the Arrangement Becoming Effective	36

Termination of the Arrangement Agreement	38

Expense Reimbursement and Termination Payment	39

Directors’ and Officers’ Insurance and Indemnification	40

Injunctive Relief and Specific Performance	40

Assignment	41

Amendment and Waiver	41

PRINCIPAL LEGAL AND REGULATORY MATTERS	41

Court Approval of the Arrangement and Completion of the Arrangement	41

Competition Act Approval	41

HSR Notification	41

Stock Exchange Delisting and Reporting Issuer Status	42

RIGHTS OF DISSENT	42

OTHER INFORMATION CONCERNING THE COMPANY	43

The Company	43

Trading History	43

Dividend Policy	44

INFORMATION CONCERNING GILEAD AND THE PURCHASER	44

The Purchaser	44

Gilead	44

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	44

Shareholders Resident in Canada	45

Shareholders Not Resident in Canada	46

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	47

RISK FACTORS	51

Risk Factors Related to the Arrangement	52

Risk Factors Related to the Company	53

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	53

ii

AUDITORS	53

OTHER INFORMATION	53

BOARD APPROVAL	53

CONSENT OF MERRILL LYNCH CANADA INC.	54

SCHEDULE A – GLOSSARY

SCHEDULE B – ARRANGEMENT RESOLUTION

SCHEDULE C – OPINION OF BofA MERRILL LYNCH

SCHEDULE D – ARRANGEMENT AGREEMENT

SCHEDULE E – SECTION 2 OF THE THIRD SCHEDULE OF THE COMPANIES ACT (NOVA SCOTIA)

iii

MANAGEMENT PROXY CIRCULAR

INTRODUCTION

This Circular is delivered in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting and any adjournment or postponement thereof.  The Company has not authorized any person to give any information or to make any representation in connection with the Arrangement between the Company, its Shareholders, Gilead and the Purchaser or any other matters to be considered at the Meeting other than those contained in this Circular.  If any such information or representation is given or made, Shareholders should not rely on it as having been authorized or as being accurate.  For greater certainty, to the extent that any information provided on the Company’s website or by Kingsdale, the Company’s proxy solicitation agent, is inconsistent with this Circular, Shareholders should rely on the information provided in this Circular.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is attached as Schedule D to this Circular, and the Plan of Arrangement, a copy of which is attached as Schedule B to the Arrangement Agreement.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

These Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders, as applicable.  If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such Common Shares on your behalf. Shareholders who hold Common Shares through a broker, investment dealer, bank, trust company or other Intermediary should contact their Intermediary for instructions and assistance with voting and surrendering the Common Shares that they beneficially own.

Certain information concerning Gilead and the Purchaser contained in this Circular has been provided to the Company by such Parties.  Although the Company has no knowledge that would indicate that any statements contained in this Circular taken from or based upon such sources are untrue or incomplete, the Company does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such sources, or for any failure by Gilead, the Purchaser, any of their affiliates or any of their respective Representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.  In accordance with the Arrangement Agreement, Gilead and the Purchaser provided the Company with all necessary information concerning Gilead and the Purchaser that is required by law to be included in this Circular and ensured that such information does not contain any misrepresentations.  Information contained in this Circular is given as of December 31, 2012, unless otherwise stated.

DEFINED TERMS

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the “Glossary” attached as Schedule A to this Circular.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise stated in this Circular, all references to dollar amounts are to Canadian dollars and references to “$” and “C$ refer to Canadian dollars.  References to “U.S.$” refer to United States dollars and references to “A$” refer to Australian dollars.  On December 28, 2012, the Bank of Canada noon rate of exchange for U.S. dollars was U.S.$1.00 = C$0.9952. On December 27, 2012, the Reserve Bank of Australia closing rate of exchange for U.S. dollars was U.S.$1.00 = A$1.0357.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Consideration payable for Common Shares and Warrants will be denominated in U.S. dollars. Securityholders who hold their Common Shares or Warrants in Canadian or Australian dollar-denominated accounts with a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary may have such payments automatically exchanged into Canadian or Australian dollars, as applicable, based on the exchange rate available to such Intermediary on the date the funds are converted. Securityholders who wish to receive U.S. dollars in such circumstances are advised to contact the broker, investment dealer, bank, trust company or other Intermediary through which they hold their Common Shares or Warrants in advance of closing of the Arrangement to make appropriate arrangements.

Alternatively, a Securityholder can instead elect to receive payment in Canadian dollars or Australian dollars by checking the appropriate box in the applicable Letter of Transmittal, in which case such Securityholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars or Australian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Securityholders electing to have the payment for their Common Shares or Warrants paid in Canadian dollars or Australian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the Canadian dollar or Australian dollar will be at the sole risk of the Securityholder.  If a Securityholder wishes to receive cash payable in Canadian dollars or Australian dollars, the box captioned “Currency of Payment” in the Letter of Transmittal must be completed.

FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements and other information contained in this Circular constitute forward-looking information and forward-looking statements (collectively, “forward-looking statements”).  These forward-looking statements relate to future events or future performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future” or similar expressions or the negatives thereof.

In particular, this Circular contains forward-looking statements and information pertaining to:

•                  the anticipated benefits of the Arrangement;

•                  the timing of the Meeting and the Final Order;

•                  the timing and anticipated receipt of required regulatory, court and Shareholder approvals for the Arrangement;

•                  the ability of the Company, Gilead and the Purchaser to satisfy the other conditions to, and to complete, the Arrangement;

•                  the anticipated Effective Date and consummation of the Arrangement; and

•                  stock exchange delistings and the timing thereof.

Forward-looking statements respecting:

•                  the anticipated benefits of the Arrangement are based upon a number of facts, including the terms and conditions of the Arrangement Agreement, current industry, economic and market conditions and the current financial condition and prospects of the Company (see “The Arrangement—Recommendation of the Board”);

•                  the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement, the Plan of Arrangement and the transactions contemplated thereby (see “The Arrangement” and “Arrangement Agreement”); and

•                  the steps and timing of the Arrangement are based upon the terms of the Arrangement Agreement, the Plan of Arrangement and the expected timing to receive the required Court approvals and to otherwise satisfy the conditions to effectiveness of the Arrangement (see “The Arrangement” and “Arrangement Agreement”).

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be unduly relied upon.  These statements speak only as of the date of this Circular.  Shareholders should not place undue reliance on the forward-looking statements and information contained in this Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•                  the failure to realize anticipated benefits of the Arrangement;

•                  general economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets), changes or developments in global, national or regional political conditions (including any act of terrorism or war), changes in Laws (including Tax Laws) and changes in GAAP or regulatory accounting requirements;

•                  the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, Shareholder approval of the Arrangement and Regulatory Clearances in accordance with the required timelines contained in the Arrangement Agreement or at all;

•                  the inability to satisfy the other conditions to the Arrangement Agreement prior to the Outside Date; and

•                  the other factors discussed under “Risk Factors” in this Circular.

In addition, if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.  Furthermore, the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay a fee to Gilead and the Purchaser, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations.  Shareholders should also refer to the risk factors described under the heading “Risk Factors” in the Company’s Annual Information Form and the Company’s management’s discussion and analysis for the three months ended September 30, 2012 compared to the three months ended September 30, 2011, each of which has been filed on SEDAR at www.sedar.com under the Company’s profile.  Readers are cautioned that the foregoing lists of factors are not exhaustive.  The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required by Law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Company is a company existing under the laws of the Province of Nova Scotia.  The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer” (as defined in Rule 3b-4 under the U.S. Exchange Act).  The solicitation of proxies and transactions contemplated in this Circular are being made by a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance solely with disclosure requirements applicable in Canada.  Shareholders should be aware that Canadian corporate and securities laws and disclosure requirements differ from United States corporate and securities laws and disclosure requirements applicable to United States companies.  The financial statements of the Company referred to in this Circular, if any, have been prepared in accordance with GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.  Therefore, the disclosure contained or incorporated by reference in this Circular may not be comparable to the disclosure contained in proxy statements of United States companies prepared under Section 14(a) of the U.S. Exchange Act or registration statements prepared pursuant to the requirements of U.S. Securities Act.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company and the Purchaser are organized under the laws of jurisdictions other than the United States, that some or all of the officers and directors of such entities are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that a substantial portion of the assets of such Parties to the Arrangement may be located outside the United States.  As a result, it may be difficult or impossible for Shareholders to effect service of process within the United States upon the Company or the Purchaser, certain of their respective officers and directors or the experts named in this Circular, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal or state securities laws of the United States.  In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Schedules hereto, is provided for convenience only and is qualified in its entirety by reference to the more complete and detailed information contained or referred to elsewhere in this Circular or in the Schedules hereto.  Capitalized terms in this summary and not defined herein are defined in the “Glossary” attached as Schedule A hereto.  Shareholders are urged to read this Circular and its Schedules carefully and in their entirety.

Parties to the Arrangement

The Company

The Company is a company existing under the laws of the Province of Nova Scotia.  The Company is a drug development company whose Common Shares trade on the TSX and the NYSE MKT.

The Company is primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.  In addition, the Company has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM Australia.

The Purchaser and Gilead

The Purchaser is a company incorporated under the laws of the Province of Nova Scotia and is a wholly-owned subsidiary of Gilead.  The Purchaser has no subsidiaries and was organized solely for the purpose of entering into the Arrangement Agreement and completing the Arrangement.  The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

Gilead is a corporation existing under the laws of Delaware.  Gilead is a biopharmaceutical company whose common stock trades on the NASDAQ Global Select Market.

Gilead is a research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need.  Gilead’s primary areas of focus include HIV/AIDS, liver diseases such as hepatitis B and C and serious cardiovascular/metabolic and respiratory conditions.

The Meeting

Meeting and Record Date

The Meeting will be held on Thursday, January 31, 2013, at 10:00 a.m. (Toronto time) at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario.  See “Solicitation of Proxies”.  The Board has fixed December 31, 2012, as the record date for determining the Shareholders who are entitled to receive notice of and vote at the Meeting.

The Arrangement Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass the Arrangement Resolution, a copy of which is attached as Schedule B to this Circular.  To be effective, the Arrangement Resolution requires Shareholder approval of not less than a majority in number representing three-quarters in value of the Common Shares, present either in person or by proxy, at the Meeting.

Voting at the Meeting

This Circular is being sent to both Registered Shareholders and Non-Registered Shareholders.  Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  Non-Registered Shareholders should follow the instructions on the forms they receive from their Intermediaries.  No other Securityholders of the Company are entitled to vote at the Meeting.  See “Solicitation of Proxies” and “Voting by Non-Registered Shareholders” in this Circular.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Summary of the Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule B to the Arrangement Agreement, which is attached as Schedule D to this Circular), pursuant to which, among other things, Shareholders will receive for each Common Share held, U.S.$2.95 in cash.

Under the Arrangement, each Option (whether vested or unvested) and each Warrant, will be cancelled and the holder will receive a cash payment representing the amount (if any) by which U.S.$2.95 (or the Canadian equivalent, as applicable) exceeds the relevant exercise price of such Option or Warrant.

If the Arrangement Resolution is approved by Shareholders as contemplated by the Arrangement Agreement, the Company will become a subsidiary of Gilead.

See “The Arrangement”.

Background to the Arrangement

See “The Arrangement—Background to the Arrangement” for a description of the background to the Arrangement.

Recommendations of the Board and the Special Committee

Recommendation of the Special Committee

The recommendation of the Special Committee followed an extensive review and analysis of the proposed transaction with the Purchaser and other strategic alternatives available to the Company.  In connection with its work, the Company engaged BofA Merrill Lynch and the Special Committee engaged Bloom Burton as their respective financial advisors in connection with the proposed transaction. The Special Committee also engaged Heenan Blaikie LLP as its independent legal counsel.

After consulting with its financial and legal advisors, and after careful consideration of, among other things, the factors described under “The Arrangement—Reasons for the Arrangement”, the Special Committee unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company.  The Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend to Shareholders to vote FOR the Arrangement Resolution.

Recommendation of the Board

After consulting with its financial and legal advisors, and after careful consideration of, among other things, the unanimous recommendation of the Special Committee and the factors described under “The Arrangement—Reasons for the Arrangement”, the Board has unanimously determined that the Consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders and that the Arrangement is in the best interests of the Company and has approved the Arrangement and the execution and performance of the Arrangement Agreement.  The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendations of the Board and the Special Committee

See “The Arrangement—Reasons for the Arrangement” for a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board that Shareholders vote FOR the Arrangement Resolution.

Opinion of BofA Merrill Lynch

In connection with the Arrangement, BofA Merrill Lynch, the Company’s financial advisor, delivered to the Board (in its capacity as such) a written opinion, to the effect that, as of December 10, 2012 and based on and subject to various assumptions and limitations described in its written opinion, the Consideration of U.S.$2.95 in cash per Common Share to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such holders. The full text of the written opinion of BofA Merrill Lynch, dated December 10, 2012, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Schedule C to this Circular and is incorporated by reference herein in its entirety.  BofA Merrill Lynch provided its opinion to the Board (in its capacity as such) for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement, and

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

BofA Merrill Lynch’s opinion was not rendered to or for the benefit of, and does not confer rights or remedies upon, any other person. BofA Merrill Lynch’s opinion did not address any terms or other aspects or implications of the Arrangement Agreement or the Arrangement (other than the fairness, from a financial point of view, of the Consideration of U.S.$2.95 per Common Share, to the extent expressly set forth in BofA Merrill Lynch’s written opinion). No opinion or view was expressed by BofA Merrill Lynch as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.  BofA Merrill Lynch’s opinion does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the Arrangement or any related matter.

See “The Arrangement—Opinion of BofA Merrill Lynch” and the complete text of the written opinion of BofA Merrill Lynch, which is attached as Schedule C to this Circular and which should be read in its entirety.

Reasons for the Arrangement

In reaching its conclusions that the Consideration to be received by Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company, the Special Committee considered and relied upon a number of factors, including the following:

•                  the Consideration being offered to Shareholders under the Arrangement represents a significant premium of approximately 81.0% and 75.4% over the closing prices of the Company’s shares on the NYSE MKT and the TSX of U.S.$1.63 and C$1.66, respectively, on December 11, 2012, being the last trading day prior to the date on which the Company announced the Arrangement, and further, it represents a premium of approximately 82.6% and 80.7% over the volume-weighted average price of the Company’s shares on the NYSE MKT and the TSX of U.S.$1.62 and C$1.61, respectively, for the 30-day period ended on December 11, 2012;

•                  the opinion of BofA Merrill Lynch, dated December 10, 2012, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration of U.S.$2.95 in cash per Common Share to be received by the Shareholders, as more fully described below in the section of this Circular entitled “The Arrangement—Opinion of BofA Merrill Lynch”;

•                  since the Company began canvassing the marketplace for strategic partners, no other viable third party offers or proposals to acquire the Company were received by the Special Committee; moreover, no such offers or proposals have emerged to the date of this Circular;

•                  the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders;

•                  the Arrangement is not subject to any financing condition and the Special Committee has assessed that Gilead and the Purchaser have the financial capacity to consummate the Arrangement;

•                  the terms and conditions of the Arrangement Agreement were considered, including the fact that the Board remains able to respond, in accordance with its fiduciary duties, and upon the terms and conditions set forth in the Arrangement Agreement, to any unsolicited Acquisition Proposal that is reasonably likely to lead to a Superior Proposal, and that the Termination Payment payable as directed by Gilead in connection with a termination of the Arrangement Agreement in certain circumstances is reasonable in the circumstances and not preclusive of other offers;

•                  the Arrangement Resolution requires, among other things, Shareholder approval of not less than a majority in number representing three-quarters in value of the Common Shares, present either in person or by proxy, at the Meeting;

•                  completion of the Arrangement will be subject to a judicial determination as to its fairness by the Court; and

•                  Registered Shareholders who do not vote in favour of the Arrangement will have the right to dissent and seek fair value for their Common Shares.

The Special Committee considered various risks and other potentially negative factors relating to Gilead and the Purchaser’s proposal, including the following:

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

•                  if the Arrangement is completed, the Company will no longer exist as an independent publicly-traded company and Shareholders will be unable to participate in the longer term potential benefits, if any, of the business of the Company;

•                  there are certain conditions to Gilead’s and the Purchaser’s obligation to complete the Arrangement and rights of Gilead and the Purchaser to terminate the Arrangement Agreement in certain circumstances; and

•                  there are certain limitations contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Company may also be required to pay a Termination Payment in the amount of U.S.$17,500,000 or an Expense Reimbursement in the amount of U.S.$3,000,000.

Particulars of the Arrangement

Pursuant to the Plan of Arrangement, at the Effective Time, each of the following events shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

1.                                      The Shareholder Rights Plan shall be terminated and all SRP Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof.

2.                                      Each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the exercise price per Common Share of such Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions.  For greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other person shall be obligated to pay any amount in respect of such Option.  Such Option shall be cancelled immediately after its transfer to the Company.

3.                                      Each Warrant outstanding immediately prior to the Effective Time (whether or not exercisable) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Consideration per Common Share, in respect of each Warrant, exceeds the exercise price per Common Share of such Warrant, subject to (for greater certainty) applicable Tax withholdings and other source deductions.  For greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other person shall be obligated to pay any amount in respect of such Warrant.  Such Warrant shall be cancelled immediately after its transfer to the Company.

4.                                      (i) Each holder of one or more Options or Warrants shall cease to be a holder of such Options or Warrants, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, Warrants and all agreements and other arrangements relating to the Options and Warrants shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which it is entitled pursuant to paragraphs 2 and 3, immediately above, at the time and in the manner set forth under “Arrangement Mechanics—Certificates and Payment”.

5.                                      Each of the Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined as described under the heading “Rights of Dissent”, and:

(a)         such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares, other than the right to be paid fair value for such Common Shares, as described under the heading “Rights of Dissent”;

(b)         such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(c)          the Purchaser shall be deemed to be the transferee of such Common Shares, free and clear of all Liens, and shall be entered in the registers of Common Shares maintained by or on behalf of the Company.

6.                                      Each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder who has validly exercised such holder’s Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

(a)         the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with the Plan of Arrangement;

(b)         such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(c)          the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

Furthermore, pursuant to the Arrangement Agreement, each SAR outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred at the Effective Time from the holder thereof to YM Australia in consideration for a cash payment by or on behalf of YM Australia equal to the Australian Dollar Equivalent of the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share in respect of each SAR with an exercise price denominated in Canadian dollars, exceeds the base price per Common Share of such SAR subject to (for greater certainty) applicable Tax withholdings and other source deductions.  Each such SAR shall thereafter be immediately cancelled.

In addition to Shareholder approval of the Arrangement Resolution, the Arrangement also requires the approval of the Court.  The Company intends, as soon as practicable after approval of the Arrangement Resolution by the Shareholders, to apply to the Court to obtain the Final Order approving the Arrangement.

The Arrangement also requires Competition Act Clearance and the expiration or termination of all waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act.  See “Principal Legal and Regulatory Matters”.

Finally, completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement.  See “Arrangement Agreement”.

Stock Exchange Delisting

The Common Shares are expected to be delisted from the TSX and NYSE MKT promptly following the Effective Date.  The Company will also seek to be deemed to have ceased to be a reporting issuer under the securities laws of each of the provinces of Canada where it is a reporting issuer following completion of the Arrangement.  In addition, following the completion of the Arrangement, the Company will be eligible to terminate the registration of its Common Shares under Section 12 of the U.S. Exchange Act, which would mean that the Company will no longer be required to file or furnish reports with the SEC.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Securityholders will not receive any payment for any of their Securities in connection with the Arrangement, the Company will remain an independent public company and the Common Shares will continue to be traded on the TSX and the NYSE MKT.  Furthermore, an Expense Reimbursement of U.S.$3,000,000 or a Termination Payment of U.S.$17,500,000 will be payable in certain circumstances by the Company as directed by Gilead.  See “Arrangement Agreement—Expense Reimbursement and Termination Payment” and “Risk Factors—Risk Factors Related to the Arrangement”.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Agreements related to the Arrangement

Arrangement Agreement

On December 12, 2012, the Company, Gilead and the Purchaser entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement.  This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement a copy of which is attached as Schedule D to this Circular.  See “Arrangement Agreement”.

Voting Support Agreements

Each director, officer and certain other employees of the Company have entered into voting agreements with Gilead and the Purchaser pursuant to which they have agreed to vote or cause to be voted all of their Subject Securities in favour of the Arrangement Resolution.  As at the date of this Circular, such persons collectively held 674,704 Common Shares being approximately 0.43% of the outstanding Common Shares (on a non-diluted basis), Options to acquire 5,255,552 Common Shares being approximately 67.80% of the outstanding Options, and Warrants to acquire 54,162 Common Shares being approximately 0.77% of the outstanding Warrants.  See “The Arrangement—Voting Support Agreements”.

Dissent Rights

Registered Shareholders have the right to dissent to the Arrangement.  Dissenting Shareholders who strictly comply with the provisions of the Interim Order and the NSCA are entitled to be paid the fair value of their Common Shares by the Company.  The Dissent Rights applicable to the Arrangement are summarized under the heading “Rights of Dissent”.

Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

Depositary

The Company has engaged Equity Financial Trust Company to act as Depositary for the receipt of certificates in respect of the Common Shares, the Warrants, related Letters of Transmittal and payments to be made to the Shareholders and Warrantholders pursuant to the Arrangement.

Proxy Solicitation Agent

The Company has retained Kingsdale as its proxy solicitation agent. If you have any questions, please contact Kingsdale, toll free in North America at 1-866-229-8263 or call collect outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Certain Canadian Federal Income Tax Considerations

Please see “Certain Canadian Federal Income Tax Considerations” for a discussion of certain Canadian federal income tax considerations.

Certain United States Federal Income Tax Considerations

Please see “Certain United States Federal Income Tax Considerations” for a discussion of certain United States federal income tax considerations.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution.  These risk factors are discussed in this Circular and/or in documents incorporated by reference in this Circular. See “Risk Factors”.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the special meeting of Shareholders of the Company to be held at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario on Thursday, January 31, 2013 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof, for the purposes set out in the foregoing Notice of Meeting.

Except as otherwise stated, the information contained in this Circular is given as of December 31, 2012.

It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited personally or by the Company’s investor relations representatives by telephone and by officers and directors of the Company (but not for additional compensation).  The Company has also retained the services of Kingsdale, as proxy solicitation agent, for assistance in connection with the solicitation of proxies and anticipates paying a fee to Kingsdale of approximately $75,000.  The cost of soliciting proxies and mailing the Meeting Materials in connection with the Meeting will be borne by the Company.  Shareholders may contact the Company’s proxy solicitation agent, Kingsdale, at 1-866-229-8263 toll free in North America or collect call outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Shareholders may vote on all matters to properly come before the Meeting.  The form of proxy forwarded to Shareholders affords the Shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the Shareholder’s name shall be voted for or against the Arrangement Resolution.

The proxy must be signed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.  A partnership should sign in the partnership’s name and must be signed by an authorized person(s).

The persons named in the enclosed form of proxy are officers of the Company and represent management.  Each Shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for him or her and on his or her behalf at the Meeting.  A Shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Company’s Registrar and Transfer Agent, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 or faxed to (416) 368-2502 or 1-866-781-3111 (toll free) or to the Secretary of the Company at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or any adjournment or postponement thereof.  The time limit for the deposit of proxies may be waived or extended by the Chairman of the Board of Directors in his discretion, without notice.

A proxy given by a Shareholder for use at the Meeting may be revoked at any time prior to its use.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by completing and signing a form of proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions detailed herein, by an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Company or with the Chairman of the Meeting at any time up to and including 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.  A Non-Registered Shareholder giving a proxy may revoke the proxy by contacting his or her Intermediary in respect of such proxy and complying with any applicable requirements imposed by such Intermediary.  The head office of the Company is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

The Board has fixed December 31, 2012 as the record date for determining the Shareholders who are entitled to receive notice of and vote at the Meeting.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at 1866-229-8263 toll free in North America, or 416-867-2272 (collect calls accepted) or by email at contactus@kingsdaleshareholder.com.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the Shareholder as indicated on the proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of such direction, such Common Shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice.  The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof.  As at the date of this Circular, management of the Company knows of no such amendments, variations or other matters.  However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is of significant importance to Shareholders who do not hold their Common Shares in their own name.  Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Shareholders are Non-Registered Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares.

More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of such Non-Registered Shareholder but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares; or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)         be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1; or

(b)         more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

AUTHORIZED CAPITAL, WARRANTS, OPTIONS AND SARS

The authorized share capital of the Company consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value.  As at the close of business on the Record Date, 157,967,659 Common Shares, and none of the Class A non-voting common shares, Class A preferred shares or Class B preferred shares, were issued and outstanding.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting.  Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that after that date, a person (such as an executor or administrator) is entitled to transfer Common Shares upon the death or bankruptcy of a Shareholder or in any way other than by allotment or transfer, and the directors of the Company are satisfied at least 48 hours before the time of the Meeting of such person’s right to transfer such Common Shares, in which case such person may vote his or her Common Shares at the Meeting.

As of the close of business on the Record Date, there were (i) 23,695,149 Common Shares reserved for issuance under the Stock Option Plan and there were 7,751,650 outstanding Options granted by the Company under the Stock Option Plan, (ii) 7,008,751 Common Shares reserved for issuance under the outstanding Warrants, and (iii) 180,000 SARs granted by YM Australia.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Circular, to the knowledge of the directors and officers of the Company, there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to any class of outstanding shares of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting.

THE ARRANGEMENT

Required Shareholder Approval of Arrangement Resolution

Gilead, through its wholly owned subsidiary, the Purchaser, has proposed through the Arrangement to acquire all of the issued and outstanding Common Shares.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, pass the Arrangement Resolution.  The full text of the Arrangement Resolution is set out in Schedule B attached to this Circular.  To be effective, the Arrangement Resolution requires Requisite Shareholder Approval.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Shareholders, subject to the terms of the Arrangement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the NSCA.  In addition, notwithstanding the approval by Shareholders of the Arrangement Resolution, the Company, Gilead and the Purchaser reserve the right in certain limited circumstances to not proceed with the Arrangement in accordance with the terms of the Arrangement Agreement.

If Dissent Rights shall have been validly exercised and not withdrawn immediately prior to the Effective Time with respect to more than 5% of the Common Shares, the Arrangement may be terminated and should the Shareholders fail to approve the Arrangement by the Requisite Shareholder Approval, the Arrangement will be terminated.

Background to the Arrangement

The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

In 2011, the Company began assessing whether to develop and commercialize CYT387 on its own or whether to seek a partner to develop CYT387 given the significant financial commitment which would be required to complete development and commercialization of the product.  As part of its assessment, the Company contacted a significant number of parties to gauge their potential interest in a strategic partnering or another form of strategic transaction with the Company.  The Company received a number of expressions of interest to commence diligence on CYT387.   In March 2011, Gilead, in the normal course of business, executed the Confidentiality Agreement with the Company to learn more about the preclinical and clinical data on CYT387.

The Board had determined in late 2010 that it would be in the best interests of the Company for CIMYM BioSciences Inc., a subsidiary of the Company, to divest its assets relating to nimotuzumab, and had commenced a process to identify a suitable buyer for those assets. The Company continued its efforts to locate such a buyer during 2011 and 2012.

Throughout 2012, the Company held discussions and negotiations with several parties in respect of strategic partnering arrangements relating to CYT387.  The Company retained BofA Merrill Lynch to assist in its efforts to identify and contact potential strategic partners and to advise on the financial aspects of any potential transaction.

Gilead met with the Company on March 29, 2012 for an update on CYT387 development.  Following the meeting, the two parties amended the Confidentiality Agreement in April 2012 to permit Gilead to learn more about the Company’s research activities.

In September 2012, the Company received a preliminary non-binding indication of interest from a party expressing an interest in a strategic merger with the Company.  After discussions and due diligence with the party, it was determined that the indication of interest was ultimately not on terms that were financially attractive to the Company.

On October 4, 2012, the Company received a non-binding offer from Gilead to acquire all of the Common Shares on a fully-diluted basis, subject to the satisfactory completion of due diligence, negotiation of definitive transaction documentation and the approval of the board of directors of Gilead.  On October 8, 2012, the Board met to discuss the offer with management and representatives of BofA Merrill Lynch, and subsequently, the Board instructed management to respond to Gilead seeking a significantly higher per share offer price.

On October 10, 2012, the Board formed the Special Committee.  The mandate of the Special Committee included considering and evaluating proposals, including that received from Gilead, and to oversee the negotiation of any such transaction.

On October 11, 2012, counsel to the Board and the Special Committee advised members of the Board and the Special Committee of their fiduciary duties in the context of the offer and the proposed change of control of the Company. The Special Committee also instructed management to continue to advance discussions with other parties in connection with other strategic alternatives available to the Company.

On October 18, 2012, the Company received a revised indicative offer from Gilead increasing the price per Common Share and requesting that it be given access to conduct additional due diligence.  On October 19, 2012, the Special Committee met to consider and discuss the revised indicative offer.  The Special Committee instructed management to respond to Gilead again seeking a higher price and consented to Gilead’s representatives commencing additional due diligence.

On October 26, 2012, Gilead again revised its indicative offer to the Company to increase the price.  Representatives of Gilead also contacted counsel to the Special Committee to make arrangements to commence their due diligence review.  On October 28, 2012, the Special Committee met, together with BofA Merrill Lynch, to discuss the revised indicative offer. At the meeting, BofA Merrill Lynch discussed its financial analysis of the revised indicative offer.  The Special Committee then met with Bloom Burton, the financial advisor to the Special Committee, to discuss the BofA Merrill Lynch financial analysis.

On October 31, 2012, management of Gilead spoke with management of the Company regarding indicative pricing and indicated that Gilead was not prepared to increase its offer price further.  On November 4, 2012, the Special Committee met with Company management and decided to continue discussions with Gilead.  On November 8, 2012, at the regularly scheduled quarterly Board meeting, the Special Committee provided the Board with an update on the status of discussions with Gilead and indicated that, on the basis of discussions to that point, it was prepared to instruct management and counsel to negotiate a definitive agreement with Gilead.

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On November 14, 2012, the Company received an initial draft of an arrangement agreement from Gilead.  The Special Committee reviewed the agreement and met on November 18, 2012 to discuss the terms of the agreement and receive the advice of its legal advisors.

On November 22, 2012, the Company received a revised draft of the Arrangement Agreement from Gilead.  On November 23, 2012, Company management met with the legal and financial advisors to the Company and the Special Committee to discuss the revised draft.  On the morning of November 26, 2012, the Special Committee met to discuss outstanding issues and focused in particular on maximizing closing certainty from the Company’s perspective.

On November 28, 2012, the Board received an update on the negotiation process with Gilead. Later on November 28, Company management met with the legal and financial advisors to the Company and the Special Committee to discuss proposed revisions to the Arrangement Agreement and provided additional comments.  Immediately following such meeting, Company management and counsel then updated Dr. Mackey, Chair of the Special Committee, as to the status of negotiations.

On November 30, 2012, the Company received a revised Arrangement Agreement from Gilead.

On December 3, 2012, the Company completed a sale of the assets of CIMYM BioSciences Inc. relating to nimotuzumab to InnoKeys PTE Ltd., for undisclosed consideration including an immediate US$2 million payment.

The Special Committee convened a meeting on Tuesday, December 4, 2012 to consider its position on certain terms of the Arrangement Agreement. Management concurrently participated in a number of due diligence calls with various subject matter experts from Gilead.

On December 6, 2012, the Special Committee met to receive a summary of the outcome of discussions that took place with Gilead the previous day and to discuss its concerns. Following its stand-alone meeting, the Special Committee provided an update at the regularly scheduled meeting of the Board. Dr. Mackey informed the Board that the Special Committee had reviewed various iterations of the draft Arrangement Agreement and that counsel and management were continuing to negotiate the non-financial terms. Dr. Mackey then reviewed the proposed process and anticipated timing of the Transactions in light of the regularly scheduled December 10, 2012 meeting of the board of directors of Gilead, during which the Company had been advised, the board of directors of Gilead would consider the proposed Transactions.

The Special Committee met again late in the afternoon of December 8, 2012 to receive an update from counsel to the Company and the Special Committee in advance of a Board information session scheduled for the next day. The Special Committee again reviewed the draft Arrangement Agreement with its and the Company’s legal advisors.

On December 9, 2012, the Board met and received a summary of the Special Committee’s deliberations to date. At the meeting, BofA Merrill Lynch reviewed its financial analyses with the Board. The Board also received an oral presentation from representatives of Bloom Burton.

During the evening of December 10, 2012, Gilead advised the Company that the board of directors of Gilead had conditionally approved and authorized an offer to acquire the outstanding Common Shares of the Company at US$2.95 per Common Share on the terms set out in the Arrangement Agreement, and the entry into of the Arrangement Agreement, but that there remained several open issues between the parties, the resolution of which was subject to the final approval of Gilead’s management team.

Later during the evening of December 10, 2012, the Board met and was advised by Dr. Glover of the conditional approval of the Arrangement by the board of directors of Gilead. The Board received legal advice from counsel and fully considered its duties and responsibilities, including the impact of the proposed Transactions on the Shareholders and other stakeholders of the Company. At the meeting, BofA Merrill Lynch reviewed with the Board its financial analysis of the proposed Consideration of U.S.$2.95 per Common Share and delivered to the Board (in its capacity as such) an oral opinion, which was confirmed by delivery of a written opinion dated December 10, 2012, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the Consideration of U.S.$2.95 per Common Share in cash to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders; see “The Arrangement—Opinion of BofA Merrill Lynch”). The Board was provided an opportunity to ask questions of BofA Merrill Lynch, management of the Company, members of the Special Committee and legal counsel on the various matters discussed and presented at the meeting.  Following these deliberations, the Board authorized the Special Committee to approve

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the terms of the Arrangement and the Arrangement Agreement, subject to the satisfactory resolution of the outstanding open issues and receipt of final approval from Gilead’s management team.

During the remainder of the evening of December 10 and throughout December 11, 2012, representatives from Gilead and the Company continued to work towards resolving certain terms of the Arrangement Agreement and in the early hours of December 12, 2012, the last of the open negotiation points was resolved to the mutual satisfaction of the Company and Gilead, and management immediately notified the Special Committee.  Following a meeting of the Special Committee on December 12, 2012, at which the Special Committee reviewed the proposed resolution of the outstanding issues and approved the Arrangement Agreement and the Transactions, the Company, Gilead and the Purchaser then entered into the Arrangement Agreement.  Each of the members of the Board as well as each officer of the Company concurrently executed and delivered a Voting Support Agreement.  The Company and Gilead issued a joint press release on December 12, 2012 announcing the signing of the Arrangement Agreement and the entering into of the Transactions.

Reasons for the Arrangement

In reaching its conclusions that the Consideration to be received by Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company, the Special Committee considered and relied upon a number of factors, including the following:

•                  the Consideration being offered to Shareholders under the Arrangement represents a significant premium of approximately 81.0% and 75.4% over the closing prices of the Company’s shares on the NYSE MKT and the TSX of U.S.$1.63 and C$1.66, respectively, on December 11, 2012, being the last trading day prior to the date on which the Company announced the Arrangement, and further, it represents a premium of approximately 82.6% and 80.7% over the volume-weighted average price of the Company’s shares on the NYSE MKT and the TSX of U.S.$1.62 and C$1.61, respectively, for the 30-day period ended on December 11, 2012;

•                  the opinion of BofA Merrill Lynch, dated December 10, 2012, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration of U.S.$2.95 in cash per Common Share to be received by the Shareholders, as more fully described below in the section of this Circular entitled “The Arrangement—Opinion of BofA Merrill Lynch”;

•                  since the Company began canvassing the marketplace for strategic partners, no other viable third party offers or proposals to acquire the Company were received by the Special Committee; moreover, no such offers or proposals have emerged to the date of this Circular;

•                  the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders;

•                  the Arrangement is not subject to any financing condition and the Special Committee has assessed that Gilead and the Purchaser have the financial capacity to consummate the Arrangement;

•                  the terms and conditions of the Arrangement Agreement were considered, including the fact that the Board remains able to respond, in accordance with its fiduciary duties, and upon the terms and conditions set forth in the Arrangement Agreement, to any unsolicited Acquisition Proposal that is reasonably likely to lead to a Superior Proposal, and that the Termination Payment payable as directed by Gilead in connection with a termination of the Arrangement Agreement in certain circumstances is reasonable in the circumstances and not preclusive of other offers;

•                  the Arrangement Resolution requires, among other things, Shareholder approval of not less than a majority in number representing three-quarters in value of the Common Shares, present either in person or by proxy, at the Meeting;

•                  completion of the Arrangement will be subject to a judicial determination as to its fairness by the Court; and

•                  Registered Shareholders who do not vote in favour of the Arrangement will have the right to dissent and seek fair value for their Common Shares.

The Special Committee considered various risks and other potentially negative factors relating to Gilead and the Purchaser’s proposal, including the following:

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•                  if the Arrangement is completed, the Company will no longer exist as an independent publicly-traded company and Shareholders will be unable to participate in the longer term potential benefits, if any, of the business of the Company;

•                  there are certain conditions to Gilead’s and the Purchaser’s obligation to complete the Arrangement and rights of Gilead and the Purchaser to terminate the Arrangement Agreement in certain circumstances; and

•                  there are certain limitations contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Company may also be required to pay a Termination Payment in the amount of U.S.$17,500,000 or an Expense Reimbursement in the amount of U.S.$3,000,000.

Recommendation of the Special Committee

After consulting with its financial and legal advisors, and after careful consideration of, among other things, the factors described above under “The Arrangement—Reasons for the Arrangement”, the Special Committee unanimously determined that the consideration to be received by Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company.  The Special Committee unanimously recommended that the Board approve the Arrangement Agreement and recommend to Shareholders to vote FOR the Arrangement Resolution.

Recommendation of the Board

After consulting with its financial and legal advisors, and after careful consideration of, among other things, the unanimous recommendation of the Special Committee and the factors described above under “The Arrangement—Reasons for the Arrangement”, the Board has unanimously determined that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders and that the Arrangement is in the best interests of the Company. Accordingly, the Board approved the Arrangement and the execution and performance of the Arrangement Agreement.  The Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.  Unless given other instructions, the persons named in the enclosed form of proxy intend to vote FOR the Arrangement Resolution.  All of the directors of the Company have entered into Voting Support Agreements pursuant to which they agreed to vote all of the Common Shares held by them, directly or indirectly, in favour of the Arrangement Resolution.

In adopting the Special Committee’s recommendations and concluding that the consideration to be received by Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company (considering the interests of all affected stakeholders), the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety.

Opinion of BofA Merrill Lynch

The Company retained BofA Merrill Lynch to act as its financial advisor in connection with the Arrangement. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.   The Company selected BofA Merrill Lynch to act as its financial advisor in connection with the Arrangement on the basis of BofA Merrill Lynch’s experience in transactions similar to the Arrangement, its reputation in the investment community and its familiarity with the Company and its business.

On December 10, 2012, at a meeting of the Board held to evaluate the Arrangement, BofA Merrill Lynch delivered to the Board (in its capacity as such) an oral opinion, which was confirmed by delivery of a written opinion, to the effect that, as of December 10, 2012 and based on and subject to various assumptions and limitations described in its written opinion, the Consideration of U.S.$2.95 in cash per Common Share to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Schedule C to this Circular and is incorporated by reference herein in its entirety. The following summary of the material terms of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the

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full text of the opinion.  BofA Merrill Lynch delivered its opinion to the Board (in its capacity as such) for the benefit and use of the Board (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement, and BofA Merrill Lynch’s opinion was not rendered to or for the benefit of, and does not confer rights or remedies upon, any other person.  BofA Merrill Lynch’s opinion did not address any terms or other aspects or implications of the Arrangement Agreement or the Arrangement (other than the fairness, from a financial point of view, of the Consideration of U.S.$2.95 in cash per Common Share, to the extent expressly set forth in BofA Merrill Lynch’s written opinion). No opinion or view was expressed by BofA Merrill Lynch as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.  BofA Merrill Lynch’s opinion does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the Arrangement or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•                  reviewed certain publicly available business and financial information relating to the Company;

•                  reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch by the Company’s management, including certain financial forecasts relating to the Company prepared by the Company’s management (the “Company Forecasts”);

•                  discussed the past and current business, operations, financial condition and prospects of the Company with members of the Company’s senior management;

•                  reviewed the trading history of the Common Shares and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•                  compared certain financial and stock market information of the Company with similar information of other companies BofA Merrill Lynch deemed relevant;

•                  compared certain financial terms of the Arrangement to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•                  considered the results of BofA Merrill Lynch efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest and definitive proposals from third parties with respect to a possible licensing transaction involving the Company’s product candidate referred to as CYT387 or a possible acquisition of the Company;

•                  reviewed  drafts, dated December 10, 2012, of the Arrangement Agreement (the “Draft Agreement”) and of the MTA (the “Draft MTA”); and

•                  performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the Company’s management that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, BofA Merrill Lynch was advised by the Company, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did it make any physical inspection of the properties or assets of the Company.  BofA Merrill Lynch did not evaluate the solvency or fair value of the Company or Gilead under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters.  BofA Merrill Lynch assumed, at the Company’s direction, that the Arrangement would be consummated in accordance with the terms of the Arrangement Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on

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the Company or the Arrangement (including the contemplated benefits of the Arrangement).  BofA Merrill Lynch also assumed, at the direction of the Company, that the final executed Arrangement Agreement and MTA will not differ in any material respect from the Draft Agreement and the Draft MTA reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the Arrangement Agreement or the Arrangement (other than the Consideration of U.S.$2.95 in cash per Common Share to the extent expressly specified in its written opinion), including, without limitation, the form or structure of the Consideration of U.S.$2.95 in cash per Common Share or the Arrangement or any terms, aspects or implications of the MTA or any other agreement, arrangement or understanding entered into in connection with or related to the Arrangement or otherwise.  BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Consideration of U.S.$2.95 in cash per Common Share to be received by the holders of Common Shares and no opinion or view was expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party.  In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Consideration of U.S.$2.95 in cash per Common Share or otherwise.  Furthermore, no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.  In addition, BofA Merrill Lynch expressed no view or opinion with respect to, and relied, with the consent of the Company, upon the assessments of representatives of the Company regarding legal, regulatory, accounting, tax and similar matters relating to the Company, Gilead and the Arrangement (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that the Company had obtained such advice as the Company deemed necessary from qualified professionals.  BofA Merrill Lynch also expressed no opinion or recommendation to any holder of Common Shares as to how such holder should vote or act in connection with the Arrangement or any related matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion.  It should be understood that subsequent developments may affect the opinion of BofA Merrill Lynch, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion.  The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The type and amount of consideration payable in the Arrangement was determined through negotiations between the Company and Gilead, rather than by any financial advisor, and was approved by the Board.  The decision to enter into the Arrangement Agreement was solely that of the Board.  As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Arrangement or the Consideration of U.S.$2.95 in cash per Common Share.

The Company has agreed to pay BofA Merrill Lynch fees for its services in connection with the Arrangement, all of which are contingent upon the consummation of the Arrangement. The Company also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, its affiliates and each of its and their respective directors, officers, employees, agents and each other person controlling BofA Merrill Lynch or any of its affiliates against specified liabilities, including liabilities under applicable securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing, as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services, and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Gilead and certain of their respective affiliates.

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BofA Merrill Lynch and its affiliates in the past have provided, currently are providing and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as an underwriter and sole book-running manager for an equity offering of the Company.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Gilead and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Gilead in connection with an acquisition transaction, (ii) having acted as an underwriter and joint book-running manager for certain debt offerings of Gilead, (iii) having acted or acting as administrative agent, joint lead arranger and joint bookrunner for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Gilead and certain of its affiliates, (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Gilead and certain of its affiliates and (v) having provided or providing certain treasury management services and products to Gilead and certain of its affiliates.

Summary of the Plan of Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Schedule B to the Arrangement Agreement, which is attached as Schedule D to this Circular), pursuant to which, among other things, the following will occur:

•                  Shareholders will receive for each Common Share held, U.S.$2.95 in cash, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement.

•                  Holders of Options and Warrants will receive the consideration set forth in paragraphs 2 and 3, respectively, under the heading “The Arrangement—Arrangement Steps” below and all such Warrants and Options shall thereafter be immediately cancelled.

•                  The Arrangement Agreement also provides that holders of SARs will receive the consideration set forth under the heading “The Arrangement—Arrangement Steps” below and all such SARs shall thereafter be immediately cancelled.

In each case, the holders of the Common Shares, Options, Warrants or SARs, as the case may be, thereof shall thereafter have only the right to receive the consideration to which such holder is entitled as set forth above and all agreements related thereto, if applicable, shall be terminated.

If, on or after the date of the Arrangement Agreement, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares, or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect each such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the amount of such dividend or distribution per Common Share.

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived.  The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule B to the Arrangement Agreement, which is attached as Schedule D to this Circular.

Pursuant to the Plan of Arrangement, at the Effective Time, each of the following events shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

1.                                      The Shareholder Rights Plan shall be terminated and all SRP Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof.

2.                                      Each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the exercise price per Common Share of such

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Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions.  For greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other person shall be obligated to pay any amount in respect of such Option.  Such Option shall be cancelled immediately after its transfer to the Company.

3.                                      Each Warrant outstanding immediately prior to the Effective Time (whether or not exercisable) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Consideration per Common Share, in respect of each Warrant, exceeds the exercise price per Common Share of such Warrant, subject to (for greater certainty) applicable Tax withholdings and other source deductions.  For greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other person shall be obligated to pay any amount in respect of such Warrant.  Such Warrant shall be cancelled immediately after its transfer to the Company.

4.                                      (i) Each holder of one or more Options or Warrants shall cease to be a holder of such Options or Warrants, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, Warrants and all agreements and other arrangements relating to the Options and Warrants shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which it is entitled pursuant to paragraphs 2 and 3, immediately above, at the time and in the manner set forth under “Arrangement Mechanics—Certificates and Payment”.

5.                                      Each of the Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined as described under the heading “Rights of Dissent”, below, and:

(a)         such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares, other than the right to be paid fair value for such Common Shares, as described under the heading “Rights of Dissent”, below;

(b)         such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(c)          the Purchaser shall be deemed to be the transferee of such Common Shares, free and clear of all Liens, and shall be entered in the registers of Common Shares maintained by or on behalf of the Company.

6.                                      Each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder who has validly exercised such holder’s Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

(a)         the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with the Plan of Arrangement;

(b)         such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(c)          the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

The Arrangement Agreement further provides that each SAR outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred at the Effective Time from the holder thereof to YM Australia in consideration for a cash payment by or on behalf of YM Australia equal to the Australian Dollar Equivalent of the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share in respect of each SAR with an exercise price denominated in Canadian dollars, exceeds the base price per Common Share of such SAR subject to (for greater certainty) applicable Tax withholdings and other source deductions.  Each such SAR shall thereafter be immediately cancelled.

Interests of Directors and Officers

In considering the recommendation of the Board, Shareholders should be aware that, as disclosed elsewhere in this Circular, certain of the directors and the officers of the Company have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Arrangement.  These interests and benefits are described below and, except as described below, the directors and executive officers of the Company have, to the Company’s knowledge, no material interests in the Arrangement apart from those as Shareholders generally.  The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Arrangement and to recommend that the Shareholders vote in favor of the approval of the Arrangement.

Common Shares, Options and Warrants

As at the date of this Circular, the Company’s directors, executive officers and, where known after reasonable inquiry, their associates owned, controlled or directed, directly or indirectly, an aggregate of 673,426 Common Shares, 4,939,532 Options and 54,162 Warrants, as set out in the table below.  All of the Common Shares, Options and Warrants held by such directors, executive officers and their associates will be treated in the same fashion under the Arrangement as Common Shares, Options and Warrants held by any other Shareholder and holders of Options and Warrants, respectively.

The aggregate consideration to be received by directors, executive officers and their associates for their Common Shares, Options and Warrants is approximately C$8,604,448.

Name and Position	# Common Shares	% Common Shares	# Common Shares under Options	# Common Shares under Warrants	Cash Payment ($)(1)
David G.P. Allan Chairman and Director	397,886	< 1%	1,689,502	54,162	3,538,344
Thomas I.A. Allen Director	Nil	Nil	376,635	Nil	516,141
Denis Bosc Vice President, CMC	Nil	Nil	86,000	Nil	111,762
Wendy Chapman VP, Clinical Operations	Nil	Nil	100,834	Nil	134,265
Kapil Dhingra Director	Nil	Nil	Nil	Nil	Nil
Mark Entwistle Director	Nil	Nil	364,440	Nil	498,997
Henry Friesen Director	Nil	Nil	304,745	Nil	421,650
Nick Glover President, Chief Executive Officer and Director	Nil	Nil	595,000	Nil	816,025
Mark Kowalski Chief Medical Officer & VP, Regulatory Affairs	Nil	Nil	180,000	Nil	237,851
Catherine J. Mackey Director	Nil	Nil	75,000	Nil	91,188

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Name and Position	# Common Shares	% Common Shares	# Common Shares under Options	# Common Shares under Warrants	Cash Payment ($)(1)
Nicole Onetto Director	Nil	Nil	75,000	Nil	91,188
James Smith Vice President, Corporate Communications	Nil	Nil	104,000	Nil	95,947
Leonard Vernon VP, Finance and Administration	Nil	Nil	612,126	Nil	781,565
Tryon M. Williams Director	275,540	< 1%	245,000	Nil	1,095,695
Ernest Wong VP, Corporate Development	Nil	Nil	131,250	Nil	173,829

Note:

(1)         Amounts shown in this table include amounts to be paid in connection with the acceleration and cancellation of unvested Options, as described further under the heading “Interests of Directors and Officers—Accelerated Vesting”.

Accelerated Vesting

All unvested Options and SARs held by our directors and employees (including our officers) will become fully vested at the Effective Time and will be cancelled in exchange for the right to receive a cash payment equal to the intrinsic value (if any) of such Options or SARs, determined based on the consideration being offered of U.S.$2.95 per Common Share.  As of the date of this Circular, the following directors and executive officers would be entitled to receive the amounts specified with respect to the cancellation of the accelerated portion of their Options in connection with the Arrangement: David G.P. Allan (C$40,529); Thomas I.A. Allen ($39,515); Denis Bosc (C$18,644); Wendy Chapman (C$27,356); Kapil Dhingra (Nil); Nick Glover (C$111,452); Mark Entwistle (C$39,515); Henry Friesen (C$30,396); Mark Kowalski (C$32,423); Catherine J. Mackey (C$30,396); Nicole Onetto (C$30,396); James Smith (C$37,031); Leonard Vernon (C$29,383); Tryon M. Williams (C$49,648); and Ernest Wong (C$22,797).  None of the directors or executive officers holds any SARs.

Change of Control Provisions

No director of the Company, other than Nick Glover in his capacity as an officer of the Company, is entitled to a change of control payment.  Pursuant to Dr. Glover’s employment agreement, as amended on October 10, 2012, if his employment is terminated without cause following a Change of Control (as defined below) or in the case of resignation for Good Reason (as defined below) within six months of such Change of Control (any such termination or resignation, a “Qualifying Termination”), Dr. Glover is entitled to (i) a lump sum payment equal to 18 months base salary, and (ii) continued participation in the Company’s employee group benefit plans for a period of 18 months.  Similarly, pursuant to employment agreements entered into or amended on October 10, 2012, in the event of a Qualifying Termination, each of Denis Bosc, Wendy Chapman, Mark Kowalski, James Smith, Leonard Vernon and Ernest Wong, in their respective roles as executive officers of the Company, is entitled to (i) a lump sum payment equal to 12 months base salary, and (ii) continued participation (or reimbursement for the cost of participation) in the Company’s employee group benefit plans for a period of 12 months. In addition, each of the employment agreements for the officers provides for accelerated vesting in connection with a Change of Control for all Options (if any) granted pursuant to the terms of their respective employment agreements.

Additionally, in the event of an officer’s Qualifying Termination, the Company has committed to use its reasonable efforts to extend the expiry of any unexercised Options held by such officer at that time to a period of 12 months following the date of such Qualifying Termination, or such other period as the Board, in its sole discretion, may determine.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

The employment agreements of the officers of the Company define a “Change of Control” as: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its subsidiaries and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 66 2/3% of the issued and outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries; and (iii) the election as directors of the Company at a meeting of the Shareholders of the Company of that number of persons which would represent a majority of the Board, who are not included in the slate for election as directors proposed to Shareholders by management of the Company.

The employment agreements of the officers of the Company define “Good Reason” as:  (i) any adverse change in the terms or conditions of employment; (ii) the failure by the Company to obtain satisfactory agreement from a successor to assume the employment agreement; or (iii) any other reason which would be considered to be constructive dismissal by a court of competent jurisdiction.

Assuming that the triggering events requiring the foregoing payments occurred on the date of this Circular, the approximate value of the severance benefits provided to the above noted officers (excluding the value of any accelerated vesting and the value of any extension, or commitment to attempt to extend, the expiry date of his or her then outstanding Options) would be as follows:

Name and Position	Change of Control Severance Benefits (C$)
Denis Bosc(1) Vice President, CMC	202,120
Wendy Chapman(1) VP, Clinical Operations	271,177
Nick Glover(1) President, Chief Executive Officer and Director	646,428
Mark Kowalski(2) Chief Medical Officer & VP, Regulatory Affairs	350,750
James Smith(1) Vice President, Corporate Communications	223,180
Leonard Vernon(1)(3)4) VP, Finance and Administration	434,358
Ernest Wong (2) VP, Corporate Development	254,724

Note:

(1)         The value of continued participation in employee group benefit plans was assumed to be approximately C$500 per month.

(2)        The value of continued participation in employee group benefit plans was assumed to be approximately C$2,500 per month.

(3)         In lieu of the change of control severance benefits described above, Mr. Vernon may elect to receive retirement benefits comprised of the following: (i) a lump sum cash payment equal to 18 months’ base salary as a retiring allowance, and (ii) continued health, dental and life insurance benefits for the 18 month period following his resignation date.  Additionally, any unvested Options will continue to vest in the normal course with each such option being exercisable until the earlier of that date which is (i) 12 months from the date of Mr. Vernon’s resignation and (ii) the original expiry date of such Options.  For purposes of the table above, it has been assumed that Mr. Vernon would elect to receive his retirement benefits.

(4)         The value of the continued health, dental and life insurance benefits for Mr. Vernon was assumed to be approximately C$500 per month.

In addition, certain other officers and employees of the Company and its subsidiaries may become entitled to change of control severance payments and benefits with an approximate value of C$616,000, in aggregate (excluding both the value of any accelerated vesting occurring pursuant to the terms of the Arrangement and continued participation in employee group benefit plans).

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

The foregoing represents the entitlements of officers and certain employees to change of control severance payments and benefits.  Whether such payments and benefits are triggered and individuals seek to have these payments and benefits made will depend on the actions and decisions of the Purchaser and the affected individuals.  The Company cannot determine with certainty whether all of these individuals will receive such payments and benefits as described above.

Deal Bonuses and Bonuses in Lieu of FY2013 Option Grants

In connection with the Arrangement, the directors, officers and employees of the Company will be eligible to receive a cash bonus payment in lieu of the fiscal 2013 annual option grant in the approximate gross aggregate amount of C$2,921,613.  In addition, the officers and employees of the Company will be eligible to receive a deal bonus in the approximate gross aggregate amount of C$2,736,040. Each bonus will be subject to the satisfaction of certain conditions.

Retention Bonus for Mr. Leonard Vernon

Pursuant to the terms of his employment agreement, Leonard Vernon is entitled to a cash retention bonus equal to 6 months’ base salary payable on the earlier of (i) the date on which the audited annual financial statements of the Company for fiscal year 2013 are filed on SEDAR, and (ii) the date on which a Change of Control occurs.  Assuming that the Change of Control occurred as at the date of this Circular, Mr. Vernon would be entitled to receive a retention bonus in the amount of C$142,170.

Insurance and Indemnification Arrangements

For a description of the indemnification and insurance arrangements for directors and executive officers of the Company under the Arrangement Agreement, see “Arrangement Agreement—Directors’ and Officers’ Insurance and Indemnification”.

Voting Support Agreements

Contemporaneously with the execution of the Arrangement Agreement, each director, officer and certain other employees of the Company (each, a “Supporting Securityholder”) entered into Voting Support Agreements.  As at the date of this Circular, the Supporting Securityholders collectively held 674,704 Common Shares being approximately 0.43% of the outstanding Common Shares (on a non-diluted basis), Options to acquire 5,255,552 Common Shares being approximately 67.80% of the outstanding Options, and Warrants to acquire 54,162 Common Shares being approximately 0.77% of the outstanding Warrants.

Pursuant to such agreements, each Supporting Securityholder has agreed to vote or cause to be voted his or her Subject Securities (as defined below)  (i) in favour of the approval of the Arrangement Resolution and any of the transactions contemplated by the Arrangement Agreement; (ii) in favour of any other matter that could reasonably be expected to facilitate the Arrangement; (iii) against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Arrangement; and (iv) against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of the Company in the Arrangement Agreement.

For the purposes of the Voting Support Agreements, “Subject Securities” means (a) all Common Shares legally or beneficially owned by a Supporting Securityholder, directly or indirectly, or over which the Supporting Securityholder exercises control or direction, either directly or indirectly and (b) all Options held by such Supporting Securityholder, as applicable.

In addition, each Supporting Securityholder has agreed in his or her Voting Support Agreement (among other things):

(a)                                 subject to certain exceptions, not to, directly or indirectly, sell, transfer, assign, grant an interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of his or her Subject Securities to any Person, other than pursuant to the Arrangement or the Arrangement Agreement;

(b)                                 to not exercise any Dissent Rights or rights of appraisal in respect of any resolution approving the Arrangement, including the Arrangement Resolution;

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(c)                                  in his or her capacity as a holder of Subject Securities (i) cooperate and assist the Company and Gilead to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and (ii) not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

(d)                                 if a holder of Options, to dispose of to the Company all Options (whether vested or unvested and whether or not the intrinsic value of such Subject Options based on the Canadian Equivalent of the Consideration per Common Share is positive) immediately prior to the Effective Time for cancellation at the Effective Time in consideration for a cash payment by or on behalf of the Company equal to the Option Consideration, subject to (for greater certainty) applicable Tax withholdings and other applicable source deductions, to be paid at the Effective Time; and

(e)                                  notwithstanding clauses (a) and (d) immediately above, a Supporting Securityholder who is required to file a personal income tax return in the United States may, prior to December 31, 2012, (i) exercise his or her Options, to the extent vested, and sell the Common Shares issued upon such exercise through the facilities of the TSX or the NYSE MKT, and (ii) sell his or her Common Shares through the facilities of the TSX or the NYSE MKT.

Each Voting Support Agreement automatically terminates on the earlier of: (i) the Effective Time; (ii) the termination of the Arrangement Agreement in accordance with its terms; and (iii) mutual consent in writing of the parties to the respective Voting Support Agreements.  Each Voting Support Agreement may be terminated by the Supporting Securityholder if:  (i) any representation or warranty of Gilead or the Purchaser under the respective Voting Support Agreement is untrue or incorrect in any material respect and not cured within  ten days of a notice being provided to Gilead; or (ii) the form or amount of any of the consideration to be received by such Supporting Securityholder in connection with the Arrangement is reduced or changed in a manner that is, in each case, materially adverse to such Supporting Securityholder.

Sources of Funds for the Arrangement

Pursuant to the Arrangement Agreement, Gilead has represented and warranted to the Company that it shall  have at the Effective Time sufficient funds or have made adequate arrangements to ensure that the required funds are available to effect payment in full of the Consideration for all the Common Shares acquired pursuant to the Arrangement and the other transactions contemplated under the Arrangement Agreement.

Following the Company providing notice to the Purchaser of the date that the Arrangement Filings are to be made and not less than one Business Day prior to the Arrangement Filings by the Company, the Purchaser shall provide the Depositary with sufficient funds in escrow to pay the aggregate Consideration (being approximately U.S.$466 million) for all the Common Shares to be acquired pursuant to the Arrangement.  The Company will be paying the Option Consideration, SAR Consideration and Warrant Consideration out of funds on hand.

Timing of the Arrangement

The Arrangement will become effective on the Effective Date.

If all of the conditions to the Parties’ obligations to complete the Arrangement are satisfied or waived (where permitted), it is anticipated that the Arrangement will be completed in the first quarter of 2013.  However, completion of the Arrangement is dependent on many factors and there can be no assurance as to the timing for completion of the Arrangement or that the Arrangement will be completed at all.  The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to obtain the Regulatory Clearances in the time frames anticipated.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Securityholders will not receive any payment for any of their Securities in connection with the Arrangement, the Company will remain an independent public company and the Common Shares will continue to be traded on the TSX and the NYSE MKT.  Furthermore, an Expense Reimbursement of U.S.$3,000,000 or a Termination Payment of U.S.$17,500,000 will be payable by the Company in certain circumstances, as directed by Gilead.  See “Arrangement Agreement—Expense Reimbursement and Termination Payment” and “Risk Factors—Risk Factors Related to the Arrangement”.

ARRANGEMENT MECHANICS

Depositary Agreement

Prior to the Effective Date, the Company, the Purchaser and the Depositary will enter into the Depositary Agreement.

At or prior to the Effective Time, the Purchaser will deposit or cause to be deposited in escrow with the Depositary immediately available funds sufficient to pay the aggregate Consideration for the Common Shares to be paid pursuant to the Arrangement.  The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

At or prior to the Effective Time, the Company will deposit or cause to be deposited in escrow with the Depositary, immediately available funds sufficient to pay the aggregate Warrant Consideration to be paid pursuant to the Arrangement.  The cash to be deposited with the Depositary by or on behalf of the Company shall be held in an interest bearing account, and any interest earned on such funds prior to the Effective Time shall be for the account of the Company.  From and after the Effective Time, such cash shall be held in a non-interest bearing account.

The Depositary Agreement will provide for the delivery of the Consideration to the Common Shareholders in the manner described under the heading “Arrangement Mechanics—Certificates and Payment” below.

Certificates and Payment

As soon as practicable after the Effective Date, the Company shall pay the Option Consideration and YM Australia shall pay the SAR Consideration, net of applicable Tax withholdings, to be paid to Optionholders and SAR holders, as the case may be, either (i) pursuant to the normal payroll practices and procedures of the Company or YM Australia, as the case may be, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company or YM Australia, as the case may be, is not practicable for any such holder, by cheque (delivered to such Optionholder or SAR holder, as applicable, as reflected on the register maintained by or on behalf of the Company or YM Australia, as the case may be, in respect of the Options or SARs).

Upon surrender to the Depositary for cancellation of certificates which immediately prior to the Effective Time represented Common Shares and/or Warrants (together with such additional documents and instruments as the Depositary may reasonably require), the applicable Shareholder and/or Warrantholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver, a cheque (or other form of immediately available funds) representing the aggregate Consideration and/or Warrant Consideration to which such Shareholder and/or Warrantholder is entitled under the Arrangement.  Any certificate so surrendered shall forthwith be cancelled.

Until surrendered, each certificate that immediately prior to the Effective Time represented Common Shares and Warrants shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Circular, less any amounts withheld as described under “Arrangement Mechanics—Withholding Rights”, below.

No Shareholders, Optionholders or Warrantholders shall be entitled to receive any consideration other than any cash payment to which such holder is entitled to receive under the Plan of Arrangement (being the Consideration, Option Consideration or Warrant Consideration, as the case may be, net of applicable withholding Taxes) and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Second Anniversary

Any certificate which immediately prior to the Effective Time represented outstanding Common Shares or Warrants that has not been duly surrendered on or prior to the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder or Warrantholder of any kind or nature against or in the Company, Gilead or the Purchaser.  On such second anniversary, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by way of cheque by the Depositary (or the Company, if applicable) that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed on or before the second anniversary of the Effective Date, and any right or claim to payment that remains outstanding on the second anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration, the Option Consideration or the Warrant Consideration shall terminate and be deemed to have been surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

Lost Certificates

If any certificate which immediately prior to the Effective Time represented outstanding Common Shares or Warrants shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor, cash consideration payable pursuant to the Arrangement and such holder’s Letter of Transmittal.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash consideration is to be delivered shall as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Purchaser (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to them, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to such certificate.

Withholding Rights

The Purchaser, the Company, the Depositary or YM Australia will be entitled to deduct and withhold from any amount payable to any Shareholder, Warrantholder, Optionholder or SAR holder, as the case may be, such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, is required or permitted to deduct and withhold under the Tax Act, the Code or any provision of any other applicable Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Shareholders, Warrantholders, Optionholders or SAR holders in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Letter of Transmittal

Shareholders and Warrantholders will have received with this Circular a Letter of Transmittal (on yellow paper for Shareholders and on blue paper for Warrantholders).  In order to receive the Consideration for Common Shares or the Warrant Consideration for the Warrants, holders must complete and sign the appropriate Letter of Transmittal enclosed with this Circular and deliver it and the other documents required by it, including the certificates representing the Common Shares or Warrants held, to the Depositary in accordance with the instructions contained in the applicable Letter of Transmittal.  Shareholders and Warrantholders can obtain additional copies of the Letter of Transmittal by contacting the Depositary.  The Letter of Transmittal is also available on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.  Non-Registered Shareholders holding Common Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Common Shares.

Optionholders and SAR holders need not complete any documentation to receive the Option Consideration or SAR Consideration, as the case may be, for their Options or SARs, as the case may be.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Currency

Consideration payable for Common Shares and Warrants will be denominated in U.S. dollars. Securityholders who hold their Common Shares or Warrants in Canadian or Australian dollar-denominated accounts with a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary may have such payments automatically exchanged into Canadian or Australian dollars, as applicable, based on the exchange rate available to such Intermediary on the date the funds are converted. Securityholders who wish to receive U.S. dollars in such circumstances are advised to contact the broker, investment dealer, bank, trust company or other Intermediary through which they hold their Common Shares or Warrants in advance of closing of the Arrangement to make appropriate arrangements.

Alternatively, a Securityholder can instead elect to receive payment in Canadian dollars or Australian dollars by checking the appropriate box in the applicable Letter of Transmittal, in which case such Securityholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars or Australian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Securityholders electing to have the payment for their Common Shares or Warrants paid in Canadian dollars or Australian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the Canadian dollar or Australian dollar will be at the sole risk of the Securityholder.  If a Securityholder wishes to receive cash payable in Canadian dollars or Australian dollars, the box captioned “Currency of Payment” in the applicable Letter of Transmittal must be completed.

ARRANGEMENT AGREEMENT

The following summary describes certain material provisions of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the Arrangement Agreement, a copy of which is attached as Schedule D to this Circular. This summary and certain capitalized terms referred to in this summary do not contain all of the information about the Arrangement Agreement.  Therefore, Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the Parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

On December 12, 2012, the Company, Gilead and the Purchaser entered into the Arrangement Agreement pursuant to which it was agreed that, among other things and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, the Purchaser will acquire all of the outstanding Common Shares at the Effective Time for a price equal to U.S.$2.95 cash per Common Share, subject to applicable withholding taxes.  If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a Court-approved arrangement under Section 130 of the NSCA and the Company will file a certified copy of the Final Order with the Registrar on the second Business Day after the conditions set out in the Arrangement Agreement (other than those that by their terms cannot be satisfied until the Effective Time but subject to the satisfaction or waiver of those conditions as of the Effective Date) have been satisfied or waived by the Parties, at which time the Arrangement will become effective.  For additional information see “The Arrangement”.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by the Company to Gilead and the Purchaser and representations and warranties made by Gilead and the Purchaser to the Company.  These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the Parties solely for the purposes of the Arrangement Agreement and are subject to qualifications and limitations agreed by the Parties in connection with negotiating and entering into the Arrangement Agreement.  In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality or material adverse effect different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts.  For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.  Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

In the Arrangement Agreement, each of the Parties made representations and warranties relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention of constating documents and applicable Law; and litigation.  In addition to the foregoing representations and warranties, Gilead and the Purchaser made representations and warranties for the benefit of the Company relating to, among other things, the sufficiency of funds to give effect to the transactions contemplated by the Arrangement Agreement.

The Company also made representations and warranties for the benefit of Gilead and the Purchaser including with respect to the approval of the Board; the opinion provided by BofA Merrill Lynch to the Board; organization; the Company’s capitalization; subsidiaries; securities laws matters; financial statements; lack of undisclosed material liabilities; litigation; taxes; property; Material Contracts; permits; environmental matters; public filings; regulatory matters; employee plans; labour and employment; compliance with laws; healthcare data privacy and security; properties and assets; related party transactions; unlawful payments; intellectual property; import/export; suppliers; and insurance.  Certain of the representations and warranties of the Company in the Arrangement Agreement are expressly qualified by reference to a “Company Material Adverse Change”.

Covenants

Company’s Covenants Regarding the Conduct of Business Prior to the Effective Time (Interim Covenants)

Under the Arrangement Agreement, the Company has covenanted and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except (i) as required by applicable Law or a Governmental Entity, (ii) with the prior written consent of Gilead (it being agreed that Gilead shall respond either granting or denying any such consent request made within ten Business Days in accordance with the procedures set forth in the Arrangement Agreement), (iii) as expressly required by the Arrangement Agreement, or (iv) as set forth in the Company Disclosure Letter, (x) the Company shall cause the business of the Company and its Subsidiaries to be conducted in the ordinary course of business and shall use commercially reasonable efforts to (a) preserve intact its and its Subsidiaries’ present business organization, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with the Company or any of its Subsidiaries, (b) prepare and file any requisite regulatory filings with any Regulatory Authority on a timely basis and in accordance with the ordinary course of business, (c) obtain and maintain quantities of the Key Product and related raw materials and components as necessary for use in the Company’s ongoing and anticipated phase II and phase III clinical trials of the Key Product. Without limiting the generality of the foregoing and notwithstanding anything to the contrary contained in the foregoing, the Company has also agreed to certain restrictions on its and its Subsidiaries’ activities, including, among other things, amendments to constating documents, changes to capital or corporate structure, limitations on financing activities and expenditures, making or paying dividends or distributions, the ability to amend material contracts or to enter into contracts and certain transactions, the ability to amend employee, director or consultant compensation arrangements and  tax matters.  In particular, the Company has agreed not to:

(a)         assign or grant an exclusive license of any material right in any Company Intellectual Property necessary or useful for the manufacture, use, sale, offer for sale or importation of any Company Pharmaceutical Product or that otherwise enables a third party to compete with the Company with respect to the manufacture or sale of any product that competes with any Company Pharmaceutical Product;

(b)         (A) waive or terminate any inbound license in any IP Contract under any Patent or other Company Intellectual Property material to any Company Pharmaceutical Product, (B) amend any inbound license in any IP Contract under any Patent or other Company Intellectual Property material to any Company Pharmaceutical Product or (C) enter into any Contract that would constitute an IP Contract if entered into prior to the date of the Arrangement Agreement;

(c)          commence (other than planning) or amend any phase I, phase II, phase III or phase IV human clinical trial (including initiation of a new institutional review board) involving any Company Pharmaceutical Product;

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(d)         (A) waive or amend (except in the course of diligently prosecuting the Company Intellectual Property) the Company’s rights in or to any Company Intellectual Property owned by the Company or one of its Subsidiaries that is registered or the subject of an application for registration, (B) fail to diligently prosecute or maintain any material Company Intellectual Property owned by the Company or one of its Subsidiaries that is registered or the subject of an application for registration, in each case in the name of Company or one of its Subsidiaries or (C) fail to make any required payments in accordance with the terms of any IP Contract pursuant to which the Company licenses any material Intellectual Property;

(e)          qualify any new site for manufacturing of the Key Product; or

(f)           authorize, commit or enter into any contract to do any of the foregoing.

In addition, the Company is required to promptly notify Gilead and the Purchaser of the following:

(a)         any serious adverse event reports or expedited reports relating to the Key Product; or

(b)         any data (preclinical, clinical or otherwise) that changes the safety profile, the efficacy profile or the risk-benefit profile of the Key Product,

and shall:

(a)         consult with Gilead in connection with any proposed meeting with the FDA or any other Regulatory Authority relating to any Company Pharmaceutical Product;

(b)         promptly inform Gilead of, and provide Gilead with a reasonable opportunity to review, any material filing proposed to be made by or on behalf of the Company or any of its Subsidiaries, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA or any other Regulatory Authority by or on behalf of the Company or any of its Subsidiaries, in each case relating to any Company Pharmaceutical Product;

(c)          keep Gilead promptly informed of (A) any material communication (written or oral) with or from the FDA and any other Regulatory Authority and (B) any material communications (written or oral) received from any person relating to the Company Intellectual Property; and

(d)         promptly inform Gilead and provide Gilead or the Purchaser with a reasonable opportunity (but no more than three Business Days) to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, promotional or marketing materials or activities relating to any Company Pharmaceutical Product.

The Company has agreed to deliver certain materials to Gilead pursuant to the terms of the MTA.

Company’s Covenants Regarding Pre-Acquisition Reorganization

The Company has agreed to, and to cause its Subsidiaries to effect any Pre-Acquisition Reorganization and to modify the Plan of Arrangement accordingly, if required. However, the Company is not required to effect a Pre-Acquisition Reorganization, which in the opinion of the Company (or its counsel), acting reasonably (i) would require the Company to obtain the prior approval of the Shareholders in respect of such Pre-Acquisition Reorganization, (ii) would require the filing of a registration statement under the U.S. Securities Act, (iii) would expose the Company (in the event the Arrangement is not completed) to additional adverse Tax consequences that it would not otherwise be exposed to in the absence of completing the Pre-Acquisition Reorganization, or (iv) would impede or delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (iv) above, the Company shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization.  The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

Covenants Regarding the Performance of Obligations

Subject to the terms and conditions of the Arrangement Agreement, the Company shall and shall cause its Subsidiaries, and Gilead shall and shall cause its Subsidiaries, to perform all obligations required or desirable to be performed by the Company or any of its Subsidiaries or Gilead or any of its Subsidiaries under the Arrangement Agreement, and co-operate with the other in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement.  In addition, the Company shall and, where appropriate, shall cause its Subsidiaries to:

(a)         use commercially reasonable efforts to obtain the Requisite Shareholder Approval, including submitting the Arrangement Resolution for approval by the Shareholders at the Meeting in accordance with the Arrangement Agreement;

(b)         promptly advise the Purchaser orally and, if then requested, in writing of any event, change or development that has resulted in, or that to the knowledge of the Company, would reasonably be expected to constitute, a Company Material Adverse Change, or resulted in any material adverse change in any fact as provided for in the Company Disclosure Letter;

(c)          promptly notify Gilead of (i) any notice or other communication received by it from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging any breach of or default under (x) any Material Contract to which the Company or any of its Subsidiaries is a party or (y) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or (ii) any notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of the Arrangement Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(d)         use commercially reasonable efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by persons nominated by the Purchaser;

(e)          (i) undertake an investigation to identify certain designated contracts relating to the Company’s divested Nimotuzumab assets, and provide to Gilead a true and complete copy of each such designated contract and all documentation that is reasonably necessary or appropriate to allow Gilead to verify the results of the Company’s investigation and (ii) complete all Third Party Actions as promptly as practicable after the date of the Arrangement Agreement but in any event prior to the Effective Time, and provide to Gilead all documentation that is reasonably necessary or appropriate to allow Gilead to verify the completion of each such Third Party Action;

(f)           at the request of the Purchaser, use commercially reasonable best efforts to obtain all third person and other consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to the material contracts that are necessary to permit consummation of the Transactions;

(g)          subject to the Confidentiality Agreement, provide lists of beneficial and registered holders of the Common Shares and any geographical reports prepared by its transfer agent in the possession of the Company and a list of holders of the Options, SARs and Warrants, as well as a security position listing from each depositary, including CDS Clearing and Depository Services Inc. and the Depository, and deliver any such lists to the Purchaser promptly following the of the Arrangement Agreement and promptly deliver to the Purchaser upon demand thereafter supplemental lists setting out changes thereto;

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(h)         in order to ensure that the Separation Time does not occur in connection with the Arrangement Agreement or the Arrangement, give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Transactions and ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Transactions; and

(i)             (i) not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the Right to Match Period (as defined under “—Non-solicitation Obligations, Superior Proposal and Right to Match—Right to Match”, below) has expired, and (ii) not amend the Shareholder Rights Plan (except as may be necessary to comply with its obligations under the Arrangement Agreement) nor authorize, approve or adopt any other Shareholder rights plan or enter into any agreement providing therefor.  Notwithstanding the foregoing, the Company shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

Mutual Covenants Regarding Antitrust Filings

Subject to the terms and conditions of the Arrangement Agreement, with respect to the Transactions, Gilead, the Purchaser and the Company shall use their commercially reasonable efforts to obtain the Regulatory Clearances as soon as practicable, including cooperating and providing assistance to the other party in respect of the Competition Filings, including the provision of information regarding itself and any respective Subsidiaries and commercial activities relevant to the preparation of any filing or submission to a Governmental Entity.

With respect to the Competition Act Clearance, the Purchaser shall submit a letter to the Commissioner requesting an advance ruling certificate or, in the alternative, a No-Action Letter, and, if the Competition Act Clearance has not been obtained within 21 days from when the Purchaser submitted the letter to the Commissioner, the Purchaser or Company may, at any time thereafter, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act in which case the Purchaser and Company shall each submit its respective notification to the Commissioner within seven Business Days thereof.

With respect to notification and filings under the HSR Act, the Purchaser and Company shall each submit a notification and the Purchaser shall request the early termination of the applicable waiting period under the HSR Act.

Each of the Parties has agreed to:

(a)         respond as quickly as reasonably practicable to any requests for non-privileged information or requests for meetings by a Governmental Entity in respect of the Competition Filings (including in respect of any supplementary filings, submissions or requests for information);

(b)         promptly advise the other Party of any material written or verbal communications that it receives from a Governmental Entity in respect of the Competition Filings (including in respect of any supplementary filings, submissions or requests for information) and permit the other Party to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular Party’s participation in such meeting) and participate or review any material written or verbal communication before it is made to any Governmental Entity; and

(c)          promptly pay any mandatory filing fees payable to a Governmental Entity in connection with the Competition Filings, the costs of which shall be borne by the Purchaser.

Non-Solicitation Obligations, Superior Proposal and Right to Match

Non-Solicitation Covenant and “Fiduciary Out”

Subject to certain exceptions in the Arrangement Agreement, until the termination thereof, the Company has agreed not to, directly or indirectly, through any Representative or otherwise, and not to cause each of its Subsidiaries to, directly or indirectly or through any Representative:

(a)         make, solicit, knowingly assist, initiate, knowingly encourage, promote or otherwise knowingly facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal;

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(b)         participate in any discussions or negotiations with any person (other than Gilead or any of its Representatives) regarding any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board has so determined;

(c)          make a Change in Recommendation;

(d)         accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend,  or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of (a) ten Business Days following the earlier of the receipt and the public announcement of such Acquisition Proposal and (b) two Business Days prior to the Meeting shall not be considered to be in violation of the non-solicitation provisions of the Arrangement Agreement;

(e)          release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms without further agreement or action by the Company or any of its Subsidiaries shall not constitute a breach of the non-solicitation provisions of the Arrangement Agreement; or

(f)           accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

The Arrangement Agreement requires the Company to, and to cause each of its Representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than Gilead or any of its Representatives) conducted prior to the date of the Arrangement Agreement by the Company or any of its Representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal whether or not initiated by the Company or any of its Representatives.  In connection therewith, the Company will discontinue access, to any other third party, to any data rooms (virtual or otherwise) made available by and under the control of the Company (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information).  The Company is required to immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements.  The Company is required to enforce the provisions of any confidentiality and standstill agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

Notification Obligations

The Company is required to promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Gilead, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal.  Such notice shall include a description of the terms and conditions of, and the identity of the person making any proposal, inquiry, offer or request.  The Company is required to promptly provide (and in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence, sent to the Company by or on behalf of the person making any such Acquisition Proposal or by or on behalf of the Company to the person making such Acquisition Proposal.  The Company is required to keep Gilead and the Purchaser informed on a prompt basis of the status, including any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request, or any amendment to the foregoing.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Superior Proposal

If at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company or any of its Representatives receives any bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal made prior to the date of the Arrangement Agreement) that provides for consideration per Common Share that is greater than the Consideration and was not solicited after the date of the Arrangement Agreement in contravention of, and other than any Acquisition Proposal that resulted from a breach of, the non-solicitation provision of the Arrangement Agreement by the Company, its Subsidiaries or its Representatives, then the Company and its Representatives may, if the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(a)         furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its Representatives, provided that the Company does not provide such person and its Representatives with access to information with respect to the Company and its Subsidiaries in respect of one or more Acquisition Proposals made by that person or persons acting jointly or in concert with such person for a period in excess of thirty days in aggregate; and

(b)         engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives;

provided further that, in each case, (i) the Company has provided 48 hours prior written notice to Gilead and the Purchaser of its decision to take such action, (ii) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement which may (but which need not) contain a standstill provision on market standard terms and conditions, and (iii) the Company sends a copy of such confidentiality and standstill agreement to Gilead promptly following its execution and before any non-public information is provided to such person and Gilead is promptly provided (to the extent not previously provided) with any such information provided to such person.

The Company may terminate the Arrangement Agreement and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement as described above), if and only if:

(a)         the Company has complied in all material respects with its obligations under the non-solicitation provision of the Arrangement Agreement;

(b)         the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(c)          the Company has delivered written notice to Gilead and the Purchaser of the determination of the Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Board to accept, approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and all documentation relating to the Company’s valuation of any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(d)         at least five Business Days have elapsed from the date the Superior Proposal Notice was received by Gilead and the Purchaser, which five Business Day period is referred to herein as the “Right to Match Period”;

(e)          if Gilead and the Purchaser have offered to amend the terms and conditions of the Arrangement Agreement during the Right to Match Period pursuant to the Arrangement Agreement, the Board has determined that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(f)           prior to or simultaneously with a termination of the Arrangement Agreement, the Company pays the Termination Payment described below under “—Termination and Waiver”.

Right to Match

During the Right to Match Period, Gilead and the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement, and the Company is required cooperate with Gilead and the Purchaser with respect thereto.  The Board will review any such offer by Gilead and the Purchaser to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether Gilead and the Purchaser’s offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period. If the Board so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, Gilead and the Purchaser will amend the terms of the Arrangement and the Company, Gilead and the Purchaser shall enter into an amendment to the Arrangement Agreement reflecting the offer by Gilead and the Purchaser to amend the terms of the Arrangement and the Arrangement Agreement.

Each successive material amendment to any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and shall initiate a new three Business Day Right to Match Period.

In the event the Company:

(a)         provides the notice contemplated above under “—Notification Obligations” on a date which is less than eleven Business Days prior to the Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Meeting in accordance with the terms of the Arrangement Agreement to a date that is not more than ten days after the scheduled date of the Meeting;

(b)         provides the notice contemplated above under “—Superior Proposal”, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not less than five Business Days after the Right to Match Period has expired; and

(c)          receives any proposal, inquiry, offer or request which could relate to or constitute an Acquisition Proposal on a date which is less than eleven days prior to the Company Meeting, the Board shall be entitled to adjourn or postpone the Meeting in accordance with the terms of the Arrangement Agreement to a date that is not more than ten days after the scheduled date of the Meeting;

provided that in no event shall such adjourned or postponed meeting be held on a date less than five Business Days prior to the Outside Date.

Conditions Precedent to the Arrangement Becoming Effective

Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)         the Arrangement Resolution shall have been approved by the Shareholders at the Meeting in accordance with the Interim Order;

(b)         the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner inconsistent with the Arrangement Agreement;

(c)          the Regulatory Clearances shall have been obtained on terms not imposing any Antitrust Restraint and each such Regulatory Clearance is in force and has not been modified in a way that would impose any Antitrust Restraint or that would enjoin or prohibit the closing of the Arrangement;

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(d)         no Governmental Entity shall have, after the date of the Arrangement Agreement, enacted, issued, promulgated, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement; and

(e)          the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of Gilead and the Purchaser

The obligations of the Purchaser to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Purchaser and any or all of which may be waived by the Purchaser in whole or in part in its sole discretion without prejudice to any other right the Purchaser may have under the Arrangement Agreement:

(a)         all representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Company Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Company Material Adverse Change; (provided that the representations and warranties of the Company relating to organization, capitalization, subsidiaries, authority, absence of a Company Material Adverse Change and brokers and finders shall be true in all respects (except in the case of certain representations and warranties relating to capitalization, for any de minimis inaccuracies, which for the purposes of numerical components thereof shall not increase, individually or in the aggregate, the number of Company securities by more than 50,000) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time), and Gilead and the Purchaser shall have received a certificate of the Company addressed to Gilead and the Purchaser dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability) confirming the same as of the Effective Date;

(b)         all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and Gilead and the Purchaser shall have received a certificate of the Company addressed to Gilead and the Purchaser dated the Effective Date, signed by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)          all Third Party Actions shall have been completed in a manner and on terms that are acceptable to the Purchaser, acting reasonably; and Gilead and the Purchaser shall have received a certificate of the Company addressed to Gilead and the Purchaser and dated as of the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date thereof) any Company Material Adverse Change;

(d)         no act, action, suit, demand or Proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied, in either case:

i)                 to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement; or

ii)              to impose an Antitrust Restraint;

(e)          the aggregate number of Common Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 5% of the aggregate number of Common Shares outstanding immediately prior to the Effective Time; and

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(f)           Gilead shall have received certain consents and releases described in the Company Disclosure Letter from each person described in such item, except as set forth therein.

Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Company and any or all of which may be waived by the Company in whole or in part in its sole discretion without prejudice to any other right the Company may have under the Arrangement Agreement:

(a)         all representations and warranties of Gilead and the Purchaser set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as at the date of the Arrangement Agreement and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Arrangement, and the Company shall have received a certificate of the Purchaser addressed to the Company dated the Effective Date, signed on behalf of the Purchaser signed by two officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)         all covenants of Gilead and the Purchaser under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Gilead and the Purchaser in all material respects, and the Company shall have received a certificate of the Company addressed to the Company dated the Effective Date, signed by two officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date; and

(c)          the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) in accordance with the Arrangement Agreement, the funds required to effect payment in full of the aggregate Consideration to be paid for the Common Shares and the Depositary shall have confirmed in writing to the Company receipt of those funds.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):

(a)         by mutual written agreement of the Company, Gilead and the Purchaser;

(b)         by either the Company or the Purchaser, if:

i)

the Effective Time shall not have occurred on or before the Outside Date, except that such right to terminate the Arrangement Agreement in this case shall not be available to any such Party whose failure (or, in the case of the Purchaser, the failure of any of the Purchaser or Gilead) to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

ii)

after the date of the Arrangement Agreement, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which applicable Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement; or

iii)	the Arrangement Resolution shall have failed to receive the Requisite Shareholder Approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)          by the Purchaser, if:

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

i)

prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board shall have effected a Change in Recommendation, (B) the Company shall have breached the non-solicitation and Right to Match provisions of the Arrangement Agreement in any material respect, or (C) the Purchaser requests in writing that the Board unconditionally reaffirm its resolution to unanimous recommend that the Shareholders vote in favour of the Arrangement (the “Company Recommendation”) and the Board shall not have done so by the earlier to occur of (x) the tenth Business Day following receipt of such request and (y) two Business Days prior to the Meeting;

ii)

subject to the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause certain conditions set forth in the Arrangement Agreement not to be satisfied at such time; provided that the Purchaser or Gilead is not then in breach of the Arrangement Agreement so as to cause any of certain conditions set forth in the Arrangement Agreement not to be satisfied; or

iii)	after the date of the Arrangement Agreement and prior to the Effective Time, a Company Material Adverse Change has occurred;

(d)         by the Company, if:

i)

prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board authorizes the Company, subject to complying with the terms of the Arrangement Agreement, to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal;

ii)

subject to the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser or Gilead set forth in the Arrangement Agreement shall have occurred that would cause certain conditions in favour of the Company not to be satisfied at such time; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of certain conditions in favour of Gilead and the Purchaser not to be satisfied; or

iii)	the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to complete the Arrangement as required pursuant to the Arrangement Agreement.

If the Arrangement Agreement is so terminated, the Arrangement Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party thereto, except that (i) certain provisions will survive such termination and (ii) neither the termination of the Arrangement Agreement shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by any other Party as a result of a knowing, intentional or wilful breach of the Arrangement Agreement, including a knowing, intentional, wilful or fraudulent making of a representation or knowing, intentional or wilful non-compliance with a covenant of the Arrangement Agreement.

The Parties have agreed that payment of the Termination Payment or Expense Reimbursement pursuant to the Arrangement Agreement shall, subject to certain exceptions, including those described in the foregoing paragraph, be in lieu of any damages or any other payment or remedy to which Gilead or the Purchaser may be entitled in connection with, or arising pursuant to, the Arrangement Agreement or the Transactions.

Expense Reimbursement and Termination Payment

Each Party has agreed to pay all fees, costs and expenses incurred by such Party in connection with the Arrangement Agreement and the Arrangement; provided that the Company acknowledges that Gilead, in connection with the negotiation and completion of the Transactions, shall be deemed to have incurred costs and expenses in the aggregate amount of U.S.$3,000,000 (the “Expense Reimbursement”) in connection with such negotiations, the Arrangement Agreement and the Transactions, and the Company is required to pay to Gilead the Expense Reimbursement if the Arrangement Agreement is terminated as a result of failing to obtain the requisite Shareholder Approval.

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If a Termination Payment Event occurs, the Company is required to pay to Gilead the Termination Payment in accordance with the Arrangement Agreement.  “Termination Payment Event” means the termination of the Arrangement Agreement as a result of:

(a)         a Change in Recommendation being made prior to the Meeting or the Company entering into a definitive agreement for a Superior Proposal; or

(b)         the Effective Time not having occurred by the Outside Date or Shareholder Approval not being obtained or as a result of a breach by the Company of its representations and warranties or covenants, but only if (1) following the date of the Arrangement Agreement and prior to the termination of the Arrangement Agreement, an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company by any person other than the Purchaser or Gilead or any affiliate thereof and not unconditionally withdrawn or terminated prior to termination, and (2) a definitive agreement providing for an Acquisition Proposal is entered into within 12 months of termination of the Arrangement Agreement, and such Acquisition Proposal is later consummated or effected (whether or not within such one-year period) and provided that for this purpose, all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “more than 50%”.

The Company is not obligated to make more than one Termination Payment or Expense Reimbursement, respectively, under if one or more of the events specified above occur.  Notwithstanding any other provision of the Arrangement Agreement, if the Company has paid the Expense Reimbursement to or at the direction of Gilead in accordance herewith, and a Termination Payment subsequently becomes payable, the Termination Payment shall be reduced by the amount of the Expense Reimbursement.

Directors’ and Officers’ Insurance and Indemnification

Prior to the Effective Date, the Company is required to purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for the Company’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as the Company may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not in excess of 250% of the annual cost to the Company of the Company’s current directors’ and officers’ insurance policy and that the Company shall have consulted with Gilead as to the pricing and scope of such insurance.  From and after the Effective Time, the Company or Gilead, as applicable, has agreed not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

Gilead has agreed that following the Effective Time, and subject to compliance with applicable Laws, it will cause the Company and its Subsidiaries (or their successors) to comply with all of their obligations to the present and former employees, directors and officers of the Company and its Subsidiaries under the agreements and rights to indemnification or exculpation as provided for in the Arrangement Agreement, including by paying to the individuals party to such agreements, in each case, such amounts as are required in accordance with such agreements.  Subject to compliance with applicable Laws, such rights to indemnification or exculpation shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and directors of the Company and its Subsidiaries for a period of six years from the Effective Time.

Injunctive Relief and Specific Performance

The Parties agree that irreparable damage would occur for which money damages would not be an adequate remedy at Law in the event that any provision of the Arrangement Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the Parties acknowledge and agree that in the event of any breach or threatened breach by the Company, on the one hand, or Gilead or the Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Arrangement Agreement, the Company, on the one hand, and Gilead and the Purchaser, on the other hand, shall be entitled to seek an injunction or injunctions and other equitable relief to prevent or restrain breaches or threatened breaches of the Arrangement Agreement by the other, and to seek enforcement of the terms and provisions of the Arrangement Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Arrangement Agreement.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Assignment

The Arrangement Agreement may be assigned by the Company with the prior written consent of Gilead and the Purchaser, and may be assigned by Gilead and the Purchaser with the prior written consent of the Company.  The Purchaser may assign, without the consent of the Company, all or any part of its rights under the Arrangement Agreement to, and its obligations under the Arrangement Agreement may be assumed by, a Subsidiary of Gilead, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations thereunder.

Amendment and Waiver

Subject to the provisions of the Interim Order and Final Order and applicable Law, the Parties may amend or waive any provision of the Arrangement Agreement or the Plan of Arrangement.

PRINCIPAL LEGAL AND REGULATORY MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

Under the NSCA, the Company is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement.  On December 21, 2012, prior to the mailing of the material in respect of the Meeting, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.  A copy of the Interim Order accompanies this Circular. The Notice of Application for Final Order approving the Arrangement is also enclosed with this Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:30 a.m. (Halifax time) on February 5, 2013, or as soon thereafter as the Court may direct or counsel for the Company may be heard, at the Law Courts, 1815 Upper Water Street, Halifax, Nova Scotia B3J 1S7 (telephone 902-424-6900), subject to the approval of the Arrangement Resolution at the Meeting.  Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisor as to the necessary requirements.

At the Court hearing, Shareholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court.  Although the authority of the Court is very broad under the NSCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness of the Arrangement and the rights and interests of every person affected.  The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct.  The Court’s approval, and the delivery of a certified copy of the Final Order to the Registrar, are required for the Arrangement to become effective.

If the Arrangement is so approved by the Court, and assuming the other closing conditions are met, the Company intends to implement the Arrangement forthwith.

Competition Act Approval

It is a mutual condition to completion of the Arrangement that the Parties shall use their commercially reasonable efforts to obtain the Competition Act Clearance as soon as practicable.

On December 14, 2012, Gilead submitted a letter to the Commissioner requesting an advance ruling certificate or, in the alternative, a No-Action Letter. If the Competition Act Clearance has not been obtained by January 4, 2013, the Purchaser or Company may, at any time thereafter, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act in which case the Purchaser and Company shall each submit its respective notification to the Commissioner within seven Business Days thereof.

HSR Notification

Under the HSR Act, certain transactions may not be completed until the ultimate parent entity of each party has filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and with the U.S. Federal Trade Commission (the “FTC”) and applicable waiting period requirements have been satisfied.  The transactions contemplated by the Arrangement Agreement are subject to the HSR Act.  The applicable waiting period expires 30 days after such filing, unless early termination is granted by the FTC and DOJ or unless the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time.  If within the 30-day waiting period, the FTC or the DOJ were to issue a Second Request, the waiting period with respect to the Arrangement would be extended until 30 days following substantial compliance with the Second

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Request by Gilead and the Company unless early termination of the extended waiting period is granted.  The expiration or termination of the waiting period does not bar the FTC or the DOJ from subsequently challenging the Arrangement.  In addition, state attorneys general or others could also challenge the Arrangement under U.S. antitrust laws.

Stock Exchange Delisting and Reporting Issuer Status

Upon the completion of the Plan of Arrangement, the Purchaser will have acquired all of the issued and outstanding Common Shares, the Company will have acquired and cancelled all of the Warrants, Options and SARs, and the Company will become a wholly-owned subsidiary of the Purchaser.

The Common Shares are expected to be delisted from the TSX and NYSE MKT promptly following the Effective Date.  The Company will also seek to be deemed to have ceased to be a reporting issuer under the securities laws of each of the provinces of Canada where it is a reporting issuer following completion of the Arrangement.  In addition, following the completion of the Arrangement, the Company will be eligible to terminate the registration of its Common Shares under Section 12 of the U.S. Exchange Act, which would mean that the Company will no longer be required to file reports with the SEC.

RIGHTS OF DISSENT

Registered Shareholders shall be entitled to rights of dissent in respect of the Arrangement and to seek payment of the fair value for their Common Shares in compliance with the rights of the dissent set forth in Section 2 of the Third Schedule as modified by the Interim Order and the Plan of Arrangement.  The Plan of Arrangement and the NSCA requires a Dissenting Shareholder to send Notice of Dissent in respect of the Arrangement Resolution at or before the commencement of the Meeting.

Only Registered Shareholders may dissent.  Persons who are beneficial owners of Common Shares registered in the name of an Intermediary and who wish to dissent should be aware that they may only do so through the registered owner of such Common Shares.  Registered Shareholders wishing to exercise the Dissent Rights should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.  Registered Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

Dissenting Shareholder who give a Notice of Dissent and who are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares, as of the Effective Time, without any further act or formality, to the Purchaser in consideration of a payment of cash by the Purchaser equal to such fair value.  Dissenting Shareholders who give a Notice of Dissent but are not entitled, for any reason, to be paid the fair value of their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the Consideration contemplated therein which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures.

In addition to any other restrictions under the NSCA, holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares) shall not be entitled to exercise Dissent Rights.

If the number of Dissenting Shares held by Dissenting Shareholders that duly exercise Dissent Rights exceeds 5% of the Common Shares outstanding immediately prior to the Effective Date, the Purchaser may elect not to complete the Arrangement.  See “Arrangement Agreement—Conditions Precedent to the Arrangement Becoming Effective—Additional Conditions Precedent to the Obligations of Gilead and the Purchaser”.

In no case shall the Company, Gilead, Purchaser or any other person be required to recognize Dissenting Shareholders as holding Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer of Dissenting Shares described under paragraph 5 under the heading “The Arrangement—Arrangement Steps”, above, and the names of such Dissenting Shareholders shall be removed from the Company’s register of Shareholders as of the Effective Time.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

The foregoing is only a summary of the Dissenting Shareholder provisions of the NSCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex.  A complete copy of Section 2 of the Third Schedule is attached as Schedule E to this Circular.  For a general summary of certain Canadian federal income tax implications, see “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Dissenting Shareholders” and “Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada—Dissenting Shareholders” and for a general summary of certain United States income tax implications, see “Certain United States Income Tax Considerations—U.S. Shareholders Exercising Dissent Rights”.

OTHER INFORMATION CONCERNING THE COMPANY

The Company

The Company is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.  In addition, the Company has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM Australia.

Trading History

The Common Shares are traded on the TSX and NYSE MKT under the symbols “YM” and “YMI”, respectively.  The following table sets forth the high and low per share sales prices for our Common Shares on the TSX and NYSE MKT for the periods indicated.

	TSX (C$)			NYSE MKT (U.S.$)
Calendar period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
November 2011	1.85	1.14	42,413	1.85	1.11	1,644,869
December 2011	1.76	1.39	40,304	1.69	1.35	1,516,226
January 2012	2.05	1.56	65,118	2.02	1.57	767,584
February 2012	2.40	2.00	87,097	2.39	2.00	1,859,378
March 2012	1.98	1.82	66,100	2.00	1.83	1,123,381
April 2012	1.83	1.63	20,618	1.84	1.62	719,787
May 2012	2.19	1.74	57,525	2.14	1.75	1,007,203
June 2012	2.10	1.90	45,049	2.04	1.85	712,449
July 2012	2.28	1.95	43,430	2.22	1.92	781,581
August 2012	2.00	1.84	41,551	2.03	1.84	438,545
September 2012	1.93	1.71	62,155	1.94	1.75	602,073
October 2012	1.86	1.46	59,658	1.89	1.50	755,687
November 2012	1.70	1.51	46,856	1.74	1.49	627,396
December 1-28, 2012	2.87	1.55	386,224	2.44	2.39	11,184,434

On December 11, 2012, the last trading day on the TSX and NYSE MKT prior to the announcement of the execution of the Arrangement Agreement, the closing price of the Common Shares on the TSX and NYSE MKT was C$1.68 and U.S.$1.63, respectively.  On December 28, 2012, the last trading day on the TSX and NYSE MKT prior to the date of this Circular, the closing price of the Common Shares on the TSX and NYSE MKT was C$2.85 and U.S.$2.87, respectively.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Dividend Policy

The Company has never paid cash dividends on the Common Shares.

INFORMATION CONCERNING GILEAD AND THE PURCHASER

The following information about the Purchaser and Gilead is not intended to be comprehensive.

The Purchaser

The Purchaser is a company incorporated under the laws of Nova Scotia and is a wholly-owned subsidiary of Gilead.  The Purchaser has no subsidiaries and was organized solely for the purpose of entering into the Arrangement Agreement and completing the Arrangement.  The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

Gilead

Gilead is a corporation existing under the laws of Delaware.  Gilead is a biopharmaceutical company whose common stock trades on the NASDAQ Global Select Market.

Gilead is a research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need.  Gilead’s primary areas of focus include HIV/AIDS, liver diseases such as hepatitis B and C and serious cardiovascular/metabolic and respiratory conditions.  Gilead is headquartered in Foster City, California and has operations in North America, Europe and Asia Pacific.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement generally applicable to Shareholders who, for purposes of the Tax Act, and at all relevant times, hold their Common Shares as capital property and deal at arm’s length with, and are not affiliated with, the Company, the Purchaser or Gilead.  This summary does not apply to: (i) a Shareholder that is a “financial institution”, for the purposes of the mark-to- market rules in the Tax Act, (ii) a Shareholder an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) a Shareholder that is a “specified financial institution” (as defined in the Tax Act), (iv) a Shareholder to whom the functional currency reporting rules in the Tax Act apply, (v) a Shareholder who acquired its Common Shares on the exercise of employee stock options, or (vi) a Shareholder who is a Registered Plan or an annuitant of a Registered Plan that holds Common Shares (in respect of such Common Shares).  Any such Shareholder should consult its own tax advisor with respect to the Arrangement.

This summary does not describe the tax consequences to (i) an Optionholder or Warrantholder who exercises or has exercised, or disposes pursuant to the Arrangement, Options or Warrants, as the case may be, or (ii) a SAR holder who disposes, pursuant to the Arrangement Agreement, of SARs.  Each Optionholder, Warrantholder or SAR holder should consult its own tax advisor with respect to the Arrangement (and the disposition of SARs).

Common Shares generally will be considered to be capital property to a holder unless such securities are held by the holder in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade.  Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

This summary is based on the current provisions of the Tax Act and the published administrative policies and assessing practices of the CRA publicly available prior to the date of this Circular.  This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed.  However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Shareholder in connection with the Arrangement.  Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this Circular.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder.  Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement.

Shareholders Resident in Canada

The following section of the summary is applicable to a Shareholder who, for purpose of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times (a “Resident Shareholder”).

Disposition of Common Shares

The disposition of Common Shares by a Resident Shareholder to the Purchaser will result in a capital gain (or capital loss) to the Resident Shareholder to the extent that the consideration received by the Resident Shareholder under the Arrangement exceeds (or is less than) the Resident Shareholder’s aggregate adjusted cost base of the Common Shares immediately before the disposition and any reasonable costs of disposition.

A Resident Shareholder generally will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year and to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in such taxation year from taxable capital gains realized in the year. Any allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, subject to and in accordance with the provisions of the Tax Act.

In general, the amount of any capital loss realized on the disposition of Common Shares by a Resident Shareholder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it at or before such time on the Common Shares, to the extent and under the circumstances prescribed by the Tax Act.  Similar rules may apply where Common Shares are owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Resident Shareholders to whom these rules may apply should consult their own tax advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) is liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains, interest and dividends that are not deductible in computing taxable income.

Capital gains realized by individuals and certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dissenting Shareholders

A Dissenting Shareholder will, pursuant to the Plan of Arrangement, be deemed to transfer its Dissenting Shares to the Purchaser and will be entitled to be paid the fair value of its Dissenting Shares by the Purchaser in cash. A Dissenting Shareholder that is a Resident Shareholder will be considered to have disposed of the Dissenting Shares for proceeds of disposition equal to the cash payment (other than any portion of the payment that is interest awarded by the court).  Such Dissenting Shareholder will realize a capital gain (or capital loss) to the extent that such

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

proceeds of disposition exceed (or are less than) such Shareholder’s aggregate adjusted cost base of the Dissenting Shares immediately before the disposition and any reasonable costs of disposition.  See the discussion above respecting the taxation of capital gains.

Interest awarded by a court and received by a Dissenting Shareholder that is a Resident Shareholder will be included in such Shareholder’s income for the purposes of the Tax Act.

Currency

The Consideration payable for the Common Shares is denominated in U.S. dollars and may be paid in a currency other than Canadian dollars.  The proceeds of disposition in respect of the Common Shares, the gain or loss (if any) realized on the disposition of Common Shares, and all other amounts relevant to a Resident Shareholder will be determined for purposes of the Tax Act in Canadian dollars using the relevant spot rate (as defined in the Tax Act) for the day on which the particular amount arises or such other exchange rate as is acceptable to the Minister of National Revenue (Canada).

Shareholders Not Resident in Canada

The following section of the summary is applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold Common Shares in a business carried on in Canada (a “Non-Resident Shareholder”).   Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Shareholders should consult their own tax advisors with respect to the Arrangement.

Disposition of Common Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement provided that either (i) the Common Shares are not “taxable Canadian property” (within the meaning of the Tax Act) to the Non-Resident Shareholder at the time of the disposition or (ii) the Non-Resident Shareholder is exempt from taxation in Canada on the disposition of the Common Shares pursuant to the provisions of an applicable tax convention or treaty between Canada and the country in which the Non-Resident Shareholder resides.

Generally, provided that the Common Shares are listed on a designated stock exchange (which includes the TSX) at the time of the disposition, the Common Shares will not be taxable Canadian property to a Non-Resident Shareholder unless at any time during the 60- month period that ends at the time of the disposition of the Common Shares, the Non-Resident Shareholder or persons with whom the Non-Resident Shareholder did not deal at arm’s length or any combination thereof, held 25% or more of any class of shares of  the Company, and more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not the property exists.  Common Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Shareholder in certain circumstances specified under the Tax Act.

Even if Common Shares are considered to be taxable Canadian property to a Non-Resident Shareholder, any capital gain realized upon the disposition thereof may not be subject to tax under the Tax Act if such gain is exempt from taxation in Canada pursuant to the provisions of an applicable income tax convention or treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable tax convention or treaty in their particular circumstances.

In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and a capital gain realized by the Non-Resident Shareholder on the disposition of such Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable tax convention or treaty, then the tax consequences described above under the headings “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Disposition of Common Shares” and “—Currency” generally will apply.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Dissenting Shareholders

A Dissenting Shareholder will, pursuant to the Plan of Arrangement, be deemed to transfer its Dissenting Shares to the Purchaser and will be entitled to be paid the fair value of its Dissenting Shares by the Purchaser in cash.  In general, the tax treatment of a Dissenting Shareholder that is a Non-Resident Shareholder will be similar to that of a Non-Resident Shareholder who participates in the Arrangement.  See “Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada—Disposition of Common Shares” and “—Currency” above.

Any interest awarded by a court to a Dissenting Shareholder that is a Non-Resident Shareholder will be exempt from Canadian withholding tax provided that such Shareholder deals at arm’s length with the payer unless the interest constitutes “participating debt interest” (as defined in the Tax Act).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations for U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Arrangement.  This summary is based upon the Code, Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect).  No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement.  Accordingly, there can be no assurance that the IRS will not challenge one or more of the tax consequences described in this summary or that the U.S. courts will uphold such tax consequences in the event of an IRS challenge.

This summary does not address aspects of U.S. federal taxation other than income taxation, nor does it address all aspects of U.S. federal income taxation, including aspects of U.S. federal income taxation that may be applicable to particular beneficial owners of Common Shares including but not limited to beneficial owners of Common Shares who are dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, insurance companies, tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts, financial institutions, real estate investment trusts, regulated investment companies, persons that are not U.S. Shareholders, certain former citizens or residents of the United States, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of the Company or Gilead, persons who receive payment in a currency other than U.S. dollars, persons whose functional currency is not the U.S. dollar or who acquired their Common Shares in a compensatory transaction, persons subject to the alternative minimum tax and persons who hold Common Shares as part of a constructive sale, wash sale, conversion transaction or other integrated transaction for tax purposes or a straddle, hedge or synthetic security.  This summary is limited to U.S. Shareholders who hold their Common Shares as a “capital asset” within the meaning of Section 1221 of the Code.  This summary also does not address the U.S. federal income tax consequences to beneficial owners of any rights to acquire Common Shares, including the Company’s Options and Warrants, or any rights to share in the appreciation of Common Shares, including the Company’s SARs.  In addition, it does not address state, local or non-U.S. tax consequences.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity taxable as a corporation for these purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia or treated as such for U.S. federal income tax purposes; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a U.S. court is able to exercise primary jurisdiction over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for these purposes.

This summary does not address the U.S. federal income tax considerations with respect to non-U.S. Shareholders arising from the disposition of Common Shares.  A “non-U.S. Shareholder” is a beneficial owner of Common Shares that is not a U.S. Shareholder or a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes).

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level.  This summary does not address the tax consequences to any such owner or entity.  Such a partnership, and a partner in such a partnership, should consult its own tax advisor with regard to the U.S. federal income tax consequences of selling Common Shares pursuant to the Arrangement.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Shareholder.  This summary is not exhaustive of all U.S. federal income tax considerations.  Consequently, U.S. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares pursuant to the Arrangement, having regard to their own particular circumstances, and any other consequences to them of the Arrangement under U.S. federal, state, or local tax laws and under non-U.S. tax laws.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT (A) THIS SUMMARY AND ANY DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES CONTAINED IN THIS CIRCULAR ARE NOT INTENDED AND WERE NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY AND ANY OTHER DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES CONTAINED IN THIS CIRCULAR WERE WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Disposition of Common Shares

Subject to the discussion below under “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies,” a U.S. Shareholder who sells Common Shares pursuant to the Arrangement and receives payment in U.S. dollars generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the amount received (which amount will not be reduced by any related Canadian taxes paid by the U.S. Shareholder directly or by withholding) and (ii) the U.S. Shareholder’s adjusted tax basis in the Common Shares (determined in U.S. dollars) that are sold pursuant to the Arrangement.  Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period for the Common Shares sold is greater than one year at the time of the sale.  Long-term capital gains of non-corporate U.S. Shareholders are currently eligible for reduced rates of U.S. federal income taxation.  A U.S. Shareholder’s ability to deduct capital losses is subject to certain limitations.

U.S. Shareholders Exercising Dissent Rights

If a U.S. Shareholder exercises Dissent Rights pursuant to the Arrangement and is paid the fair value of its Common Shares in cash by the Company, such U.S. Shareholder generally will recognize gain or loss in a similar manner as a non-dissenting U.S. Shareholder, as discussed above under “Certain United States Federal Income Tax Considerations—Disposition of Common Shares”.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A U.S. Shareholder that pays (directly or through withholding) Canadian income taxes resulting from a sale of Common Shares pursuant to the Arrangement may be entitled to claim such Canadian income taxes as a credit for U.S. federal income tax purposes, subject to a number of complex rules and limitations.  Gain or loss, if any, recognized by a U.S. Shareholder on the sale of Common Shares generally will be U.S. source gain or loss for foreign tax credit purposes, unless, in the case of a U.S. Shareholder eligible for benefits under the income tax treaty between the United States and Canada, the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of that treaty.  Alternatively, a U.S. Shareholder may be entitled to take a deduction for any such Canadian income taxes if the U.S. Shareholder does not elect to claim a foreign tax credit for any non-U.S. taxes paid during the taxable year.  U.S. Shareholders should consult their own tax advisors regarding the foreign tax credit implications of selling Common Shares pursuant to the Arrangement.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Passive Foreign Investment Companies

A U.S. Shareholder could be subject to special, adverse tax rules with respect to the Arrangement if the Company is or was classified as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Shareholder holds or held Common Shares.

In general, the Company would be a PFIC for any taxable year if, applying certain look-through rules, either 75% or more of its gross income for such year constituted “passive income” or 50% or more of its assets (based on an average of the quarterly values of its assets during such taxable year) produced, or were held for the production of, passive income.  For purposes of these tests, passive income generally includes, among other things, dividends, interest, certain royalties and rents, and gains from certain commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.  Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs (“Lower Tier PFICs”) with respect to a U.S. person owning an interest in the first mentioned PFIC.

The Company believes that it was a PFIC during one or more prior tax years, and based on its projected income, assets and activities during its current tax year, the Company expects that it should likely be a PFIC for its current tax year.  The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question.  Consequently, no assurance can be provided that the Company has or has not been classified as a PFIC for any prior taxable year or whether the Company will be classified as a PFIC during its current taxable year.

As described below, a U.S. Shareholder will be subject to the PFIC rules with respect to its Common Shares if the Company is or has been treated as a PFIC for any taxable year during such U.S. Shareholder’s holding period for its Common Shares.  Certain elections may be available (including a “mark-to-market” or “qualified electing fund” election) to U.S. Shareholders that may mitigate the adverse consequences resulting from PFIC status, particularly if they are made in the first taxable year during such U.S. Shareholder’s holding period in which the Company is treated as a PFIC.  Given the adverse tax consequences if the PFIC rules apply, U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of the Company being classified as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Common Shares pursuant to the Arrangement, as well as on the availability and effect of any election under the PFIC rules.

PFIC Status — No Elections

If the Company is or has been a PFIC at any time during a U.S. Shareholder’s holding period for the Common Shares, and the U.S. Shareholder has not made a timely and effective election under the PFIC rules with respect to its Common Shares, then any gain realized from the sale of such U.S. Shareholder’s Common Shares will be taxed under the “excess distribution” regime.  Under that regime, (i) any gain recognized by the U.S. Shareholder from the sale of Common Shares pursuant to the Arrangement will be allocated ratably over the U.S. Shareholder’s holding period for the Common Shares, (ii) the amount allocated to the taxable year in which the gain is recognized and any taxable year in the U.S. Shareholder’s holding period for the Common Shares prior to the first taxable year in which the Company became a PFIC will be treated as ordinary income (rather than as capital gain), and (iii) the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations in such taxable year, as appropriate, applicable to ordinary income (rather than capital gains) and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Shareholder, under proposed Treasury Regulations, may recognize a greater amount of gain than described above if it were deemed to dispose of any Lower Tier PFIC.  Under these proposed Treasury Regulations, unless a QEF Election (as defined below) had been made with respect to such Lower Tier PFIC, a U.S. Shareholder would be treated as recognizing its proportionate share of the gain that the actual owner would have realized on a disposition of the Lower Tier PFIC for its fair market value.  The U.S. Shareholder’s basis in its Common Shares would be increased by the amount of gain deemed recognized by the U.S. Shareholder, but this basis increase may not offset the U.S. federal income tax imposed on the potentially greater amount of gain recognized with respect to the Lower Tier PFIC.  U.S. Shareholders should consult their own tax advisors with respect to these indirect disposition rules.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

PFIC Status — QEF Election

If the Company is or has been a PFIC at any time during a U.S. Shareholder’s holding period for the Common Shares, and the U.S. Shareholder has made a timely and effective election (a “QEF Election”) to treat the Company as a “qualified electing fund” (a “QEF”) in the first taxable year of such U.S. Shareholder’s holding period in which the Company was classified as a PFIC, such U.S. Shareholder would generally not be subject to the PFIC rules described above under “Certain United States Federal Income Tax Considerations— PFIC Status—No Elections”.  Instead, a U.S. Shareholder must include in gross income each year its pro rata share of the income and gain of the Company for such year.  In this regard, the Purchaser currently intends to make an election under Section 338 of the Code to treat its acquisition of the Common Shares as if the Company had sold all of its assets for U.S. federal income tax purposes.  If such an election is made, a U.S. Shareholder who has made a QEF Election will recognize income or gain based on its allocable share of the Company’s income and gain recognized in the deemed sale of assets pursuant to the Section 338 election.  Pursuant to Treasury Regulations Section 1.338-2(e)(4), U.S. Shareholders will be notified if Purchaser makes an election under Section 338 of the Code.  U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS IF PURCHASER WERE TO MAKE SUCH AN ELECTION.

The Company intends to make available to U.S. Shareholders, upon written request, (a) a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that a U.S. Shareholder is required to obtain in connection with maintaining such QEF Election with regard to the Company.

If a U.S. Shareholder has made a QEF Election with respect to the Company for a taxable year after the first taxable year in such U.S. Shareholder’s holding period in which the Company was classified as a PFIC, except as discussed below, such U.S. Shareholder would continue to be subject to the rules described under “Certain United States Federal Income Tax Considerations—PFIC Status—No Elections”.  Any such U.S. Shareholder should consult its own tax advisor regarding the application of such rules to it in its particular circumstances.

As discussed above, a QEF Election will be treated as “timely” only if such QEF Election is made for the first year in the U.S. Shareholder’s holding period for the Common Shares in which the Company was a PFIC.  A “retroactive” QEF Election is available only under limited circumstances.  Under the Treasury Regulations, the IRS may grant consent to a shareholder to file a retroactive QEF election if granting consent will not prejudice the interests of the U.S. government, the shareholder requests consent before the corporation is audited in regard to its PFIC status, and the shareholder satisfies certain procedural requirements.  In addition, the failure to timely make a QEF election must be founded on the failure of a “qualified tax professional” to advise the shareholder of the consequences of making (or failing to make) the QEF Election or the professional’s failure to identify the foreign corporation as a PFIC.  Consent to a retroactive QEF Election generally would prejudice the interests of the U.S. government if the shareholder will have a lower tax liability (including applicable interest charges) in the aggregate for all tax years affected by the retroactive election than if the shareholder had made a timely QEF Election.  If granting relief would prejudice the U.S. government’s interests, the IRS has sole discretion to grant consent to make the election if the shareholder enters into a closing agreement with the IRS that requires the shareholder to pay an amount sufficient to eliminate any prejudice as a result of its inability to file amended returns for closed tax years.  The foregoing is only a brief summary of the retroactive QEF Election, and U.S. Shareholders should consult their own tax advisors regarding the application of this election to their particular circumstances.

If a U.S. Shareholder has not made a timely QEF Election or is not eligible to make a retroactive QEF Election, a U.S. Shareholder could make a “deemed sale” election under the Code (a “Deemed Sale Election”).  Under the Deemed Sale Election, the U.S. Shareholder would be treated as having sold all its Common Shares on the “qualification date” for the fair market value of such Common Shares, thus recognizing gain and paying tax under the excess distribution rules on any gain on the deemed sale.  Loss is not recognized.  The “qualification date” is the first day of the first taxable year of the Company with respect to which it is treated as a QEF with respect to the electing U.S. Shareholder.  The qualification date would be January 1, 2012, assuming that such U.S. Shareholder has not previously made a QEF Election, is a calendar-year tax filer, and makes a Deemed Sale Election on its 2012 U.S. federal income tax return.  The U.S. Shareholder that has made a Deemed Sale Election increases its basis in the stock by the amount of gain recognized (but no adjustment is made for realized losses) and, for purposes of the PFIC rules, acquires a new holding period in the PFIC stock.  After the Deemed Sale Election has been made, a U.S.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Shareholder that has previously made a QEF Election, or makes a QEF Election in conjunction with the Deemed Sale Election, would then be subject to the rules applying under the QEF regime (instead of the default PFIC rules).

A U.S. Shareholder makes the Deemed Sale Election and the QEF Election by filing Form 8621 with such U.S. Shareholder’s tax return, reporting the gain under the excess distribution rules, and paying the resulting tax on the gain, including the interest penalties described under the Code.  The foregoing is only a brief summary of the rules related to the QEF Election and Deemed Sale Election, and U.S. Shareholders should consult their own tax advisors regarding the application of these elections to their particular circumstances.

PFIC Status — Mark-to-Market Election

If the Company is or was a PFIC for any taxable year in which a U.S. Shareholder has held Common Shares and such U.S. Shareholder has made a timely and effective election to mark the Common Shares to market (a “Mark-to-Market Election”) in the first taxable year of such U.S. Shareholder’s holding period in which the Company was classified as a PFIC, such U.S. Shareholder would generally not be subject to the PFIC rules described above under “Certain United States Federal Income Tax Considerations—PFIC Status—No Elections”.  Instead, any gain recognized by the U.S. Shareholder from the sale of Common Shares pursuant to the Arrangement will be treated as ordinary income (rather than capital gain) and any loss will be treated as ordinary loss (but only to the extent of the net amount of previously included income as a result of the U.S. Shareholder’s Mark-to-Market Election with respect to the Common Shares).  If a U.S. Shareholder held Common Shares for one or more taxable years during which the Company is treated as a PFIC and did not make a timely Mark-to-Market Election with respect to its Common Shares held during the first of those years (even if such election was not available during the first of those years because the Common Shares were not marketable stock), a coordination rule generally applies.  Any such U.S. Shareholder should consult its own tax advisor regarding the application of such rules to it in its particular circumstances.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses).  U.S. Shareholders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Information Reporting and Backup Withholding

Cash payments received by a U.S. Shareholder with respect to the sale of Common Shares pursuant to the Arrangement may be subjected to information reporting to the IRS and possible U.S. backup withholding.  Backup withholding will not apply, however, to a U.S. Shareholder that furnishes a correct taxpayer identification number and makes any other required certifications or that is otherwise exempt from backup withholding.  U.S. Shareholders that are required to establish their exempt status generally must provide such certification on IRS Form W-9.  Backup withholding is not an additional tax.  Rather, any amount withheld under the backup withholding rules may be credited against a U.S. Shareholder’s U.S. federal income tax liability, and a U.S. Shareholder may generally obtain a refund of any excess amounts withheld under the backup withholding rules, by timely furnishing any required information to the IRS.

If the Company is a PFIC, a U.S. Shareholder will be required to file IRS Form 8621 for the taxable year in which the U.S. Shareholder recognizes gain from the sale of Common Shares pursuant to the Arrangement.  In the event a U.S. Shareholder does not file the IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Shareholder for the related tax year may not close until after the date such information is filed.

RISK FACTORS

In addition to other information contained in this Circular, Shareholders should consider the following factors in evaluating the Arrangement and deciding whether to approve the Arrangement Resolution.  The Company is subject to a number of material risks if the Arrangement is not completed, including those noted below.  Among other things, failure to complete the Arrangement could have a negative impact on the trading price and/or value of the Common Shares and/or the Company’s future business operations, financial position and prospects.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Risk Factors Related to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Company, including receipt of the Final Order, Requisite Shareholder Approval, and Regulatory Approvals.  There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.  See “Arrangement Agreement—Conditions Precedent to the Arrangement Becoming Effective”.

The Arrangement may not be completed in the event that, among other things, on or after the date the Arrangement Agreement was entered into, a Company Material Adverse Change occurs or is disclosed to the public, if previously undisclosed to the public.

The completion of the Arrangement is subject to the condition that, among other things, on or after December 12, 2012 (the date the Arrangement Agreement was entered into), there shall not have occurred or been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Change.  Although a Company Material Adverse Change excludes certain events, including events in some cases that are beyond the control of the Company, there can be no assurance that a Company Material Adverse Change will not occur prior to the Effective Time.  If such a Company Material Adverse Change occurs and the Company is unable to cure the same within the time required under the Arrangement Agreement and the Purchaser does not waive same, the Arrangement would not proceed.  See “Arrangement Agreement—Conditions Precedent to the Arrangement Becoming Effective”.

The Arrangement Agreement may be terminated in certain circumstances.

Each of the Company, Gilead and the Purchaser has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement.  Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by any of the Company, Gilead or the Purchaser prior to the completion of the Arrangement.

Additionally, if the Arrangement Agreement is terminated and the Board decides to seek another transaction or business combination, there is no assurance that the Company will be able to find a party willing to pay greater or equivalent value compared to the consideration available to Shareholders under the Arrangement or that the continued operation of the Company under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement.

See “Arrangement Agreement—Termination of the Arrangement Agreement”.

The Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay the Termination Payment in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of a Termination Payment Event.  The Termination Payment may discourage other parties from attempting to acquire the Common Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “Arrangement Agreement—Expense Reimbursement and Termination Payment”.

Failure to complete the Arrangement could negatively impact the trading price of the Common Shares.

If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the trading price of the Common Shares may be materially adversely affected.  The Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses.  In addition, depending on the circumstances in which termination of the Arrangement Agreement occurs, the Company may have to pay the Termination Payment.  There can be no assurance that the Board will be able to find a party willing to pay an equivalent or more attractive price for the Common Shares than the price that the Purchaser is willing to pay under the Arrangement.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Risk Factors Related to the Company

If the Arrangement is not completed, the Company will continue to face many of the risks that it currently faces with respect to its business, affairs, operations and future prospects.  Certain of these risk factors have been disclosed in: (i) the Company’s Annual Information Form, and (ii) the Company’s management’s discussion and analysis for the three months ended September 30, 2012 compared to the three months ended September 30, 2011.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best knowledge of the Board, other than as disclosed in this Circular, no director, officer or insider of the Company, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction or in any proposed transaction since July 1, 2011 that has affected or would materially affect the Company.

AUDITORS

KPMG LLP, Chartered Accountants, have been the auditors of the Company since September 25, 1995.

OTHER INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, including the Annual Information Form. Additional financial information is provided in the Company’s comparative annual financial statements and related management’s discussion and analysis for the financial year ended June 30, 2012 and the unaudited comparative interim consolidated financial statements and related management’s discussion and analysis for the three months ended September 2012.  Shareholders may contact the Company to request copies of these documents by mail to 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

BOARD APPROVAL

The contents (excluding information pertaining to Gilead and the Purchaser) and the distribution of this Circular have been approved by the Board.

December 31, 2012.

By Order of the Board

(Signed) “Nick Glover”

Nick Glover,

President, Chief Executive Officer and Director

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

CONSENT OF MERRILL LYNCH CANADA INC.

To the Board of Directors of YM BioSciences Inc.:

We hereby consent to the inclusion of our opinion letter, dated December 10, 2012, to the Board of Directors of YM BioSciences Inc. (the “Company”) as Schedule C to, and to the reference and inclusion of information relating thereto and summaries thereof, as applicable, under the headings “Summary—Opinion of BofA Merrill Lynch”, “Summary—Reasons for the Arrangement”, “The Arrangement—Background to the Arrangement”, “The Arrangement—Reasons for the Arrangement” and “The Arrangement—Opinion of BofA Merrill Lynch” and the use of our firm name in, the management proxy circular of the Company dated December 31, 2012 relating to the special meeting of shareholders of the Company to approve an arrangement under the Companies Act (Nova Scotia) involving the Company, Gilead Sciences, Inc. (“Gilead”) and 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead, and shareholders of the Company, to which this consent is included as an exhibit.  In giving the foregoing consent, we do not authorize any person other than the Board of Directors of the Company to rely upon our fairness opinion.

(Signed)  “Merrill Lynch Canada Inc.”

Toronto, Canada

December 31, 2012

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

SCHEDULE A

 YM BIOSCIENCES INC.

GLOSSARY

The following glossary of certain terms used in this Circular, including the Summary, but not including Schedules, is provided for ease of reference:

“Acquisition Proposal” means any offer, proposal or inquiry, whether written or oral, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)                any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(ii)             any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company, or any liquidation, dissolution or winding-up of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(iii)          any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, license, technology partnering agreement or other arrangement having the same economic effect as a sale of assets) of the Company and/or one or more Subsidiaries of the Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of the Company;

(iv)           any direct or indirect grant of any right or appointment (including any license under any Company Intellectual Property) to commercialize (whether to promote, distribute, sell or otherwise commercially exploit) the Key Product in any of the jurisdictions as specified in Part A of Section 1.1 of the Company Disclosure Letter;

(v)              any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Common Shares or other voting or equity interests) of the Company representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of the Company or any Subsidiary of the Company; or

(vi)           any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing;

excluding the Transactions and the Plan of Arrangement and any transaction to which Gilead, the Purchaser or a Subsidiary of Gilead is a party and any transaction involving only the Company and/or one or more of its Subsidiaries.

“affiliate” has the meaning ascribed thereto in the NSCA.

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Disposition of Common Shares”.

“Annual Information Form” means the annual information form of the Company dated September 21, 2012.

“Antitrust Restraint” means, in connection with obtaining the Regulatory Clearances, Gilead or the Purchaser not being under any obligation to enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Gilead or any of its affiliates or the Company or any of its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Gilead or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the Common Shares or any limitation or regulation on the ability of Gilead or any of its affiliates to exercise full rights of ownership of the Common Shares.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“Arrangement” means the arrangement under Section 130 of the NSCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.13 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of December 12, 2012, among the Company, Gilead and the Purchaser (including the schedules thereto) as the same may be amended, modified or supplemented from to time in accordance with its terms.

“Arrangement Filings” means the filing of a certified copy of the Final Order with the Registrar under the NSCA together with all other corporate filings as may be necessary to give effect to the Arrangement.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement substantially in the form and content set out in Schedule B attached to this Circular.

“Australian Dollar Equivalent” means the amount in Australian dollars of the applicable Canadian dollar amount on the basis of the noon Canadian to Australian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Reserve Bank of Australia.

“Board” means the board of directors of the Company.

“Bloom Burton” means Bloom Burton & Co.

“BofA Merrill Lynch” means Merrill Lynch Canada Inc.

“Bump Transactions” has the meaning ascribed thereto under the heading “Arrangement Agreement—Covenants—Company’s Covenants Regarding Pre-Acquisition Reorganization”.

“Business Day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Halifax, Nova Scotia, Toronto, Ontario  and San Francisco, California are open for the conduct of business.

“Canadian Equivalent of the Consideration per Common Share” means the amount in Canadian dollars of the Consideration per Common Share on the basis of the noon United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

“Change in Recommendation” by the Board means:  (i) any withholding, amendment, withdrawal, modification or qualification in any manner adverse to Gilead and/or the consummation of the Arrangement of the Company Recommendation, including any failure to include the Company Recommendation in the Circular; (ii) any approval, acceptance, recommendation or endorsement by the Board of, or public proposal by the Board to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal, (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of (a) ten Business Days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and (b) two Business Days prior to the Meeting shall not constitute a Change in Recommendation); (iii) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)(i) of the Arrangement Agreement); or (iv) the Company shall have publicly announced the intention to, or the Board shall have resolved to, do any of the foregoing.

“Change of Control” has the meaning ascribed thereto under the heading “The Arrangement—Interests of Directors and Officers—Change of Control Provisions”.

“Circular” means the notice of Meeting and accompanying management proxy circular, including all schedules thereto, dated as of December 31, 2012, to be sent to, among others, the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Common Shares” means common shares in the capital of the Company, including common shares issued on the conversion, exchange or exercise of Convertible Securities, together in each case with the associated SRP Rights.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“Company” means YM BioSciences Inc., a company continued under the laws of the Province of Nova Scotia.

“Company Disclosure Letter” means the disclosure letter dated December 12, 2012 that has been provided by the Company to Gilead and the Purchaser in connection with the Arrangement Agreement.

“Company Forecasts” has the meaning ascribed thereto under the heading “The Arrangement—Opinion of BofA Merrill Lynch”.

“Company Intellectual Property” means all Intellectual Property used in, or necessary to conduct, the Company’s or its Subsidiaries’ business as currently conducted and as planned to be conducted.

“Company Material Adverse Change” means (i) the occurrence of a Key Product Event, or (ii) any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to (a) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, or (b) have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect referred to in this clause (b) results from any of the following:

(i)                any changes in applicable Law or interpretations thereof by any Governmental Entity or Regulatory Authority, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(ii)             any changes in general Canadian, United States or global economic conditions or in national or global financial or capital markets, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(iii)          any changes in conditions generally affecting the pharmaceutical or biotechnology industries, except to the extent such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(iv)           the public announcement or pendency of the Arrangement or any of the Transactions, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, distributors, partners, licensees or suppliers arising as a direct consequence of same (provided that the exceptions in this clause (iv) shall not apply to any representation or warranty contained in Section 5 of Schedule C of the Arrangement Agreement (or any portion thereof) to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of the Arrangement Agreement or the performance by the Company of its obligations hereunder);

(v)              changes or proposed changes in GAAP applicable to the Company or the enforcement or interpretation thereof, except to the extent that such changes or proposed changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(vi)           any natural disaster, act of terrorism or outbreak of war, except to the extent that such event has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(vii)        any change in the market price or trading volume of the securities of the Company (it being understood that the causes underlying such change may be taken into account in determining whether a Company Material Adverse Change has occurred)

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(viii)     any matter set forth in Part B of the Company Disclosure Letter or any part of the Company Disclosure Letter that contains disclosure that reasonably relates to any matter set forth in Part B of Section 1.1 of the Company Disclosure Letter, but only if such relationship is reasonably apparent on the face of the disclosure in such other part of the Company Disclosure Letter;

(ix)           the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such change or failure may be taken into account in determining whether a Company Material Adverse Change has occurred); or

(x)              except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by the Arrangement Agreement or at the written request of Gilead or the Purchaser.

“Company Pharmaceutical Product” means any pharmaceutical or medicinal compound or product developed, or being researched or developed, by or on behalf of the Company or its Subsidiaries (including CYT387).

“Company Recommendation” has the meaning ascribed thereto under the heading “Arrangement Agreement—Termination of the Arrangement Agreement”.

“Competition Act” means the Competition Act (Canada), and the rules and regulations promulgated thereunder, as amended.

“Competition Act Clearance” means that, with regard to the Transactions, either that (i) the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act, and such advance ruling certificate shall not have been rescinded or amended, or (ii) (a) the statutory waiting period under section 123 of the Competition Act shall have expired or have been terminated by the Commissioner, or the Commissioner shall have waived the obligation to submit a notification pursuant to paragraph 113(c) of the Competition Act, and (b) the Commissioner shall have issued a No-Action Letter, and such letter shall not have been rescinded or amended.

“Competition Filings” means the notices and filings made to Governmental Entities in respect of obtaining the Regulatory Clearances.

“Confidentiality Agreement” means the confidentiality agreement dated March 17, 2011, as amended on April 13, 2012, between Gilead and the Company.

“Consideration” means U.S.$2.95 in cash per Common Share, subject to adjustment pursuant section 2.15 of the Arrangement Agreement and section 2.4 of the Plan of Arrangement.

“Contract” means any lease, sublease, license, sublicense, contract, subcontract, commitment, note, bond, mortgage, indenture, or other agreement, instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing.

“Convertible Securities” means, collectively, the Options, Warrants and any other securities of the Company that are convertible into or exchangeable or exercisable for Common Shares.

“Court” means the Supreme Court of Nova Scotia.

“CRA” means the Canada Revenue Agency.

“CYT387” means the Company’s JAK ½ small molecule inhibitor.

“Deemed Sale Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies—PFIC Status-QEF Election”.

“Depositary” means Equity Financial Trust Company, as depositary.

“Depositary Agreement” means an agreement between the Company, the Purchaser and the Depositary to be entered into prior to the Effective Date.

“Dissent Procedures” means the procedures set forth in Section 2 of the Third Schedule to the NSCA (as modified by the Plan of Arrangement, the Interim Order or the Final Order) required to be taken by a Shareholder to exercise Dissent Rights in respect of such Shareholder’s Common Shares in connection with the Arrangement as described under the heading “Dissent Rights” in this Circular.

“Dissent Rights” means the rights of dissent in respect of the Arrangement as described in the Plan of Arrangement

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“Dissenting Shares” means the Common Shares held by Dissenting Shareholders.

“Dissenting Shareholder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“DOJ” has the meaning ascribed thereto under the heading “Principal Legal and Regulatory Matters—HSR Notification”.

“Draft Agreement” has the meaning ascribed thereto under the heading “The Arrangement—Opinion of BofA Merrill Lynch”.

“Draft MTA” has the meaning ascribed thereto under the heading “The Arrangement—Opinion of BofA Merrill Lynch”.

“Effective Date” means the date of filing of the Final Order with the Registrar giving effect to the Arrangement.

“Effective Time” means the time of filing of the Final Order with the Registrar on the Effective Date.

“Exchanges” means the TSX and the NYSE MKT.

“Expense Reimbursement” has the meaning ascribed thereto under the heading “Arrangement Agreement—Expense Reimbursement and Termination Payment”.

“FDA” means the United States Food and Drug Administration.

“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“forward-looking statements” has the meaning ascribed thereto under the heading “Forward-Looking Information and Statements”.

“FTC” has the meaning ascribed thereto under the heading “Principal Legal and Regulatory Matters—HSR Notification”.

“GAAP” means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, consistently applied, which, for greater certainty, includes International Financial Reporting Standards consistently applied, as applicable.

“Gilead” means Gilead Sciences, Inc., a company existing under the laws of Delaware.

“Good Reason” has the meaning ascribed thereto under the heading “The Arrangement—Interests of Directors and Officers—Change of Control Provisions”.

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity.

“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all registered and unregistered intellectual property and industrial property rights of any kind or nature throughout the world, including all Trademarks, Patents, Trade Secrets, inventions, copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations and reversions thereof; rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; and all rights in the foregoing and in other similar intangible assets.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“Interim Order” means the amended interim order of the Court dated December 21, 2012 pursuant to Section 130(1) of the NSCA, providing for, among other things, the summoning and holding of the Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Intermediary” means the intermediary that the Non-Registered Holder deals with in respect of the Common Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

“IP Contracts” means (i) all Contracts to which the Company or any of its Subsidiaries is a party as of the date of the Arrangement Agreement, the primary subject of which is the licensing of Intellectual Property, under which the Company or one of its Subsidiaries has obtained or granted any express license or other right to use, or which by their terms expressly restrict the Company’s or its Subsidiaries’ right to use any Company Intellectual Property, other than (a) Contracts involving Intellectual Property that is generally available on a commercial basis from third parties, and (b) Contracts providing for the license of software that is generally available on a commercial basis, and (ii) all Contracts to which the Company or any of its Subsidiaries is a party as of the date of the Arrangement Agreement, the primary subject of which is the assignment or other conveyance of Intellectual Property, under which the Company or one of its Subsidiaries has obtained or granted any ownership right in any Company Intellectual Property, other than Contracts entered into in the ordinary course of business, such as Contracts with employees, material transfer agreements, and contract research organization agreements.

“IRS” means the Internal Revenue Service.

“Key Product” means CYT387.

“Key Product Event” means any serious adverse event that (i) is determined by an independent safety review committee overseeing the safety of the relevant clinical study to be directly related to the Key Product and to have (a) resulted in death, (b) been life threatening, (c) required inpatient hospitalization or a significant prolongation of existing hospitalization, (d) resulted in persistent or significant disability or incapacity, (e) resulted in a congenital anomaly or birth defect, or (f) required significant intervention to prevent permanent impairment or damage; and (ii) (x) results in the FDA, Health Canada or the Therapeutic Goods Administration (Australia) placing a clinical hold on the development program of the Key Product or (y) is likely to result in a significant delay to the development timeline of the Key Product as of the date of the Arrangement Agreement.

“Kingsdale” means Kingsdale Shareholder Services Inc., proxy solicitation agent for the Company.

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

“Letter of Transmittal” means the yellow or the blue letter of transmittal delivered by the Company to the Shareholders or Warrantholders, respectively, for use in connection with the Arrangement.

“Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Lower Tier PFICs” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies”.

“Mark-to-Market Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies—PFIC Status - Mark-to-Market Election”.

“Material Contract” has the meaning ascribed thereto in the Arrangement Agreement.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“MTA” means material transfer agreement dated as of December 12, 2012 between the Company and Gilead.

“Meeting” means the special meeting of the Shareholders to be held on January 31, 2013 at 10:00 a.m. (Toronto time), including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Meeting Materials” has the meaning ascribed thereto under the heading “Voting by Non-Registered Shareholders”.

“No-Action Letter” means a letter from the Commissioner stating that the Commissioner does not, at such time, intend to bring an application under Section 92 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement.

“non-U.S. Shareholder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Non-Registered Shareholders” means Shareholders whose Common Shares are held by or in the custody of Intermediaries;

“Non-Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations—Shareholders Not Resident in Canada”.

“Notice of Dissent” means a notice of dissent duly and validly given by a registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in the Plan of Arrangement.

“NSCA” means the Companies Act (Nova Scotia), and the regulations promulgated thereunder, as amended.

“NYSE MKT” means NYSE MKT LLC.

“Option” means an option to purchase Common Shares granted by the Company under the Stock Option Plan or otherwise.

“Option Consideration” means a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the exercise price per Common Share of such Option.

“Optionholders” means holders of Options.

“Order” means, with respect to any person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by, or agreed to with, any Governmental Entity or arbitrator that is binding on or applicable to such person or its property.

“ordinary course of business”, when used in relation to the taking of any action by the Company or any of its Subsidiaries, means that the action is consistent in nature, scope and magnitude with the past practices of the Company and its Subsidiaries over the last 12 months prior to the date of the Arrangement Agreement and is taken in the ordinary course of normal day-to-day operations of the Company and its Subsidiaries.

“Outside Date” means April 1, 2013 or such later date as the Purchaser and the Company may agree in writing.

“Parties” means, collectively, the Company, Gilead and the Purchaser, and “Party” means any of them.

“Patents” means all patents (including utility and design patents and utility models), and patent applications, including any divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Permits” means any permit, license, certifications, registrations, variances, exemptions, Orders, authorization, consent, approval or franchise from any Governmental Entity.

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies”.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Schedule B to the Arrangement Agreement, which is attached as Schedule D to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” means such reorganization effected by the Company of the Subsidiaries, business, operations, and assets or such other transactions as the Purchaser may reasonably request in writing prior to the Effective Date.

“Proceedings” means any action, claim, suit, litigation, arbitration, investigation or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private) by or before any Governmental Entity, arbitrator, mediator or other tribunal.

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“Purchaser” means 3268218 Nova Scotia Limited, a company incorporated under the laws of the Province of Nova Scotia.

“QEF” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies—PFIC Status-QEF Election”.

“QEF Election” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Companies—PFIC Status-QEF Election”.

“Qualifying Termination” has the meaning ascribed thereto under the heading “The Arrangement—Interests of Directors and Officers—Change of Control Provisions”.

“Record Date” means December 31, 2012, being the date set by the Company for determining Shareholders entitled to receive notice of and vote at the Meeting

“Registered Shareholder” means a holder of record of Common Shares.

“Registrar” means the Registrar of Joint Stock Companies appointed under the NSCA.

“Regulatory Authority” means FDA or any other applicable U.S. or foreign Governmental Entity responsible for the oversight and approval of the research, development or commercialization of pharmaceutical or medicinal products.

“Regulatory Clearances” means (i) the Competition Act Clearance and (ii) the expiration or termination of all waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act.

“Representative” means, in respect of a person, its Subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors).

“Requisite Shareholder Approval” means Shareholder approval by a majority of votes in number representing three-quarters in value of the Common Shares, present either in person or by proxy at the Meeting.

“SAR Consideration” means a cash payment equal to the Australian Dollar Equivalent of the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share in respect of each SAR with an exercise price denominated in Canadian dollars, exceeds the strike price per Common Share of such SAR.

“Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada”.

“Right to Match Period” has the meaning ascribed thereto under the heading “Arrangement Agreement—Non-Solicitation Obligations, Superior Proposal and Right to Match—Superior Proposal”.

“SAR holder” means a holder of SARs.

“SARs” means the share appreciation rights granted with respect to the Common Shares by YM Australia under the SARs Plan or otherwise, including, for greater certainty, SARs granted with performance vesting conditions.

“SARs Plan” means the employee bonus plan letters of YM Australia.

“SEC” means the United States Securities and Exchange Commission.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“Second Request” has the meaning ascribed thereto under the heading “Principal Legal and Regulatory Matters—HSR Notification”.

“Securities” means, collectively, the Common Shares, the Warrants, the Options and the SARs.

“Securityholders” means, collectively, Shareholders, Optionholders, SAR holders and Warrantholders.

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 — System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com.

“Separation Time” has the meaning ascribed thereto in the Shareholder Rights Plan.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated October 22, 2007, entered into between the Company and CIBC Mellon Trust Company and ratified by the Shareholders on November 18, 2010.

“Shareholders” means registered and/or beneficial holders of Common Shares, as the context requires.

“Special Committee” means the special committee of the Board comprised of independent directors, being Catherine Mackey (Chair), David Allan and Tryon Williams.

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan.

“Stock Option Plan” means the Amended and Restated Stock Option Plan of the Company dated September 19, 2012, as may be amended, restated and/or supplemented.

“Subject Securities” has the meaning ascribed thereto under the heading “The Arrangement—Voting Support Agreements”.

“Subsidiary” means a “subsidiary” as defined in the NSCA.

“Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction, (a) not less than all of the Common Shares (other than Common Shares beneficially owned by the party making such Acquisition Proposal), or (b) not less than all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, that, in either case:

(i)                   did not result from a breach of any agreement between any one or more of the persons making such Acquisition Proposal and its affiliates and the Company or a breach of Section 7.2 of the Arrangement Agreement;

(ii)               is made in writing after the date of the Arrangement Agreement, including any variation or other amendment of any Acquisition Proposal made prior to the date of the Arrangement Agreement;

(iii)            is not subject to any due diligence condition;

(iv)           the Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by Gilead and the Purchaser pursuant to Section 7.2 of the Arrangement Agreement); and

(v)              in respect of which any required financing to complete such Acquisition Proposal is available or committed and subject to conditions that the Board determines in its good faith judgment, after consultation with its financial advisors and its outside counsel are more likely than not to be satisfied.

“Superior Proposal Notice” has the meaning ascribed thereto under the heading “Arrangement Agreement—Non-Solicitation Obligations, Superior Proposal and Right to Match—Superior Proposal”.

“Supporting Securityholder” has the meaning ascribed thereto under the heading “The Arrangement—Voting Support Agreements”.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations—Shareholders Resident in Canada—Disposition of Common Shares”.

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended.

“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, contributions, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed, required to be withheld or accounted for or charged by any Governmental Entity, together with instalments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

“Termination Payment” means U.S.$17,500,000.

“Termination Payment Event” has the meaning ascribed thereto under the heading “Arrangement Agreement—Expense Reimbursement and Termination Payment”.

“Third Party Actions” means those terminations, assignments, and novations with respect to certain designated contracts described in Part D of Section 1.1 of the Company Disclosure Letter.

“Third Schedule” means the Third Schedule of the NSCA.

“Trade Secrets” means all trade secrets, know how, and any other proprietary confidential information, including processes, formulae, models and methodologies.

“Trademarks” means all trademarks, service marks, corporate names, trade names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Transactions” means the Arrangement and other transactions contemplated under the Arrangement Agreement.

“Transfer” has the meaning ascribed thereto under the heading “The Arrangement—Voting Support Agreements”.

“TSX” means the Toronto Stock Exchange.

“U.S.” or “United States” means United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations thereunder.

“U.S. Shareholder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Considerations”.

“Voting Support Agreements” means the voting support agreements, entered into contemporaneously with the Arrangement Agreement, between the Purchaser and each member of the Board and each officer of the Company.

“Warrant Consideration” means a cash payment by or on behalf of the Company equal to the amount, if any, by which the Consideration per Common Share, in respect of each Warrant, exceeds the exercise price per Common Share of such Warrant.

“Warrantholders” means holders of Warrants.

“Warrants” means the outstanding share purchase warrants issued by the Company.

“YM Australia” means YM BioSciences Australia Pty Ltd. (formerly Cytopia Research Pty Ltd.), a wholly-owned Subsidiary of the Company.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

SCHEDULE B

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

YM BIOSCIENCES INC.

(To be effective, the Arrangement Resolution must be passed as a special resolution pursuant to corporate law requirements, being shareholder approval of not less than a majority in number representing three-quarters in value of the common shares, present either in person or by proxy at the Meeting.)

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.                                      The arrangement (the “Arrangement”) under Section 130 of the Companies Act (Nova Scotia) (the “NSCA”) of YM BioSciences Inc. (the “Company”), as more particularly described and set forth in the management proxy circular (“Circular”) dated December 31, 2012 of the Company accompanying the notice of the special meeting of the Company’s shareholders to consider the Arrangement (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”) made as of December 12, 2012  between the Company, Gilead Sciences, Inc. and 3268218 Nova Scotia Limited, is hereby authorized, approved and adopted.

2.                                      The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms) (the “Plan of Arrangement”), the full text of which is set out in Schedule B to the Arrangement Agreement, which is attached as Schedule D to the Circular, is hereby authorized, approved and adopted.

3.                                      The (i) Arrangement Agreement and related transactions, (ii) all actions of the directors of the Company in approving the Arrangement Agreement and Arrangement, and (iii) all actions of the directors and officers of the Company in executing, delivering and performing the Arrangement Agreement, and any amendments, modifications or supplements thereto, are each hereby ratified and approved.

4.                                      The Company is hereby authorized to apply for a final order from the Supreme Court of Nova Scotia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.                                      Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of Nova Scotia, the directors of the Company are hereby authorized and empowered to, without further notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.                                      Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Registrar of Joint Stock Companies for the Province of Nova Scotia the final order of the Arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.                                      Any officer or director of the Company is hereby authorized, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

SCHEDULE C

OPINION OF BofA MERRILL LYNCH

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

GLOBAL CORPORATE &
INVESTMENT BANKING

Merrill Lynch Canada Inc.

December 10, 2012

The Board of Directors
YM BioSciences Inc.

5045 Orbitor Drive, Building 11, Suite 400,

Mississauga, Ontario L4W 4Y4, Canada

The Board of Directors:

We understand that YM BioSciences Inc. (the “Company”) proposes to enter into an Arrangement Agreement, to be dated as of December 12, 2012 (the “Agreement”), among the Company, Gilead Sciences, Inc. (“Gilead”) and 3268218 Nova Scotia Limited, a wholly owned subsidiary of Gilead (“Purchaser”), pursuant to which a plan of arrangement (the “Arrangement”) will be effected under which all of the issued and outstanding voting common shares without nominal or par value of the Company (the “Common Shares”) will be transferred to Purchaser in exchange for US$2.95 in cash per Common Share (the “Consideration”).  The terms and conditions of the Arrangement are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Shares of the Consideration to be received by such holders pursuant to the Arrangement.  In connection with this opinion, we have, among other things:

(1)                                 reviewed certain publicly available business and financial information relating to the Company;

(2)                                 reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (such forecasts, “Company Forecasts”);

(3)                                 discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(4)                                 reviewed the trading history for the Common Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(5)                                 compared certain financial and stock market information of the Company with similar information of other companies we deemed relevant;

(6)                                 compared certain financial terms of the Arrangement to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(7)                                 considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest and definitive proposals from third parties with respect to a possible licensing transaction involving the Company’s product candidate referred to as CYT387 or a possible acquisition of the Company;

(8)                                 reviewed  drafts, dated December 10, 2012, of the Agreement (the “Draft Agreement”) and of the Materials Transfer Agreement, to be dated as of December 12, 2012 (the “MTA”), between the Company and Gilead (the “Draft MTA”); and

(9)                                 performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.  With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.  We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company.  We have not evaluated the solvency or fair value of the Company or Gilead under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters.  We have assumed, at the direction of the Company, that the Arrangement will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on the Company or the Arrangement (including the contemplated benefits thereof).  We also have assumed, at the direction of the Company, that the final executed Agreement and MTA will not differ in any material respect from the Draft Agreement and the Draft MTA reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Agreement or the Arrangement (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Consideration or the Arrangement or any terms, aspects or implications of the MTA or any other agreement, arrangement or understanding entered into in connection with or related to the Arrangement or otherwise.  Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of the Common Shares and no opinion or view is expressed with respect to any consideration received in connection with the

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Arrangement by the holders of any class of securities, creditors or other constituencies of any party.  In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Consideration or otherwise.  Furthermore, no opinion or view is expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.  In addition, we are not expressing any view or opinion with respect to, and have relied, with the consent of the Company, upon the assessments of representatives of the Company regarding legal, regulatory, accounting, tax and similar matters relating to the Company, Gilead and the Arrangement (including the contemplated benefits thereof) as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.  We further express no opinion or recommendation as to how any shareholder should vote or act in connection with the Arrangement or any related matter.

We have acted as financial advisor to the Company in connection with the Arrangement and will receive fees for our services, all of which are contingent upon consummation of the Arrangement.  In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Gilead and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as an underwriter and sole book-running manager for an equity offering of the Company.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Gilead and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Gilead in connection with an acquisition transaction, (ii) having acted as an underwriter and joint book-running manager for certain debt offerings of Gilead, (iii) having acted or acting as administrative agent, joint lead arranger and joint bookrunner for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Gilead and certain of its affiliates, (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Gilead and certain of its affiliates and (v) having provided or providing certain treasury management services and products to Gilead and certain of its affiliates.

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It is understood that this letter is for the benefit and use of the Board of Directors of the Company (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of the Company.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.  The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

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Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received pursuant to the Arrangement by holders of the Common Shares is fair, from a financial point of view, to such holders.

Very truly yours,

(Signed) “Merrill Lynch Canada Inc.”

MERRILL LYNCH CANADA INC.

SCHEDULE D

ARRANGEMENT AGREEMENT

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

Execution Copy

ARRANGEMENT AGREEMENT

AMONG

GILEAD SCIENCES, INC.

- AND -

3268218 NOVA SCOTIA LIMITED

- AND –

YM BIOSCIENCES INC.

DECEMBER 12, 2012

Table of Contents (continued)

Table of Contents (continued)

		Page

9.12	Counterparts, Execution	48
9.13	Amendments	48

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) dated as of December 12, 2012,

AMONG:

GILEAD SCIENCES, INC., a corporation existing under the laws of Delaware (the “Parent”)

- and -

3268218 NOVA SCOTIA LIMITED, a company incorporated under the laws of the Province of Nova Scotia (the “Purchaser”)

- and -

YM BIOSCIENCES INC., a company continued under the laws of the Province of Nova Scotia (the “Company”)

WHEREAS the Parent desires to acquire all of the Common Shares (as hereinafter defined) through its wholly-owned subsidiary, the Purchaser;

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has unanimously determined that the consideration to be received by the Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and that the Board of Directors has resolved to unanimously support the Arrangement and to recommend that the Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1                               Definitions

In this Agreement (including the Schedules and the Recitals hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“Acquisition Proposal” means any offer, proposal or inquiry, whether written or oral, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)                                   any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(ii)                                any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company, or any liquidation, dissolution or winding-up of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(iii)                             any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, license, technology partnering agreement or other arrangement having the same economic effect as a sale of assets) of the Company and/or one or more Subsidiaries of the Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of the Company;

(iv)                            any direct or indirect grant of any right or appointment (including any license under any Company Intellectual Property) to commercialize (whether to promote, distribute, sell or otherwise commercially exploit) the Key Product in any of the jurisdictions listed on Part A of Section 1.1 of the Company Disclosure Letter;

(v)                                 any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Common Shares or other voting or equity interests) of the Company representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of the Company or any Subsidiary of the Company; or

(vi)                              any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the Transactions and the Plan of Arrangement and any transaction to which the Parent, the Purchaser or a Subsidiary of the Parent is a party and any transaction involving only the Company and/or one or more of its Subsidiaries;

“affiliate” has the meaning ascribed thereto in the NSCA;

“Agreement” means this agreement and the Schedules hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Antitrust Restraint” has the meaning ascribed thereto in Section 5.4(3);

“Applicable Securities Laws” means the Securities Act, the 1933 Act, the 1934 Act, and all other applicable Canadian and U.S. securities Laws, rules and regulations and published policies thereunder and the rules of the Exchanges applicable to companies listed thereon;

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“Arrangement” means an arrangement under Section 130 of the NSCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.13 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Filings” means the filing of a certified copy of the Final Order with the Registrar under the NSCA together with all other corporate filings as may be necessary to give effect to the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule A;

“Assets” has the meaning ascribed thereto in Section 14(c) of Schedule C;

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2012;

“Australian Dollar Equivalent” means the amount in Australian dollars of the applicable Canadian dollar amount on the basis of the noon Canadian to Australian dollar exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Reserve Bank of Australia;

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section 4(a) of Schedule C;

“Base Price” has the meaning ascribed thereto in the SARs Plan;

“Benefit Plans” has the meaning ascribed thereto in Section 9(a) of Schedule C;

“Board of Directors” has the meaning ascribed thereto in the Recitals;

“Bump Transactions” has the meaning ascribed thereto in Section 5.2(3);

“business day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Halifax, Nova Scotia, Toronto, Ontario and San Francisco, California are open for the conduct of business;

“Canadian Equivalent of the Consideration per Common Share” means the amount in Canadian dollars of the Consideration per Common Share on the basis of the noon United States to Canadian dollar exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

“Change in Recommendation” by the Board of Directors means:

(i) any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the Parent and/or the consummation of the Arrangement of the Company Recommendation, including any failure to include the Company Recommendation in the Company Circular;

(ii) any approval, acceptance, recommendation or endorsement by the Board of Directors of, or public proposal by the Board of Directors to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of (a) ten business days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and (b) two business days prior to the Company Meeting shall not constitute a Change in Recommendation);

3

(iii) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)(i)); or

(iv) the Company shall have publicly announced the intention to, or the Board of Directors shall have resolved to, do any of the foregoing;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Common Shares” means common shares in the capital of the Company, including common shares issued on the conversion, exchange or exercise of Convertible Securities, together in each case with the associated SRP Rights;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Parent and the Purchaser;

“Company Intellectual Property” means all Intellectual Property used in, or necessary to conduct, the Company’s or its Subsidiaries’ business as currently conducted and as planned to be conducted;

“Company Leases” means all leases, subleases, licenses, occupancy or other agreements pursuant to which the Company or any of its Subsidiaries holds a leasehold, subleasehold or other estate in real property;

“Company Material Adverse Change” means (i) the occurrence of a Key Product Event, or (ii) any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to (a) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, or (b) have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect referred to in this clause (b) results from any of the following:

(i)                                     any changes in applicable Law or interpretations thereof by any Governmental Entity or Regulatory Authority, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(ii)                                  any changes in general Canadian, United States or global economic conditions or in national or global financial or capital markets, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

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(iii)                               any changes in conditions generally affecting the pharmaceutical or biotechnology industries, except to the extent such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(iv)                              the public announcement or pendency of the Arrangement or any of the Transactions, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, distributors, partners, licensees or suppliers arising as a direct consequence of same (provided that the exceptions in this clause (iv) shall not apply to any representation or warranty contained in Section 5 of Schedule C (or any portion thereof) to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance by the Company of its obligations hereunder);

(v)                                 changes or proposed changes in GAAP applicable to the Company or the enforcement or interpretation thereof, except to the extent that such changes or proposed changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(vi)                              any natural disaster, act of terrorism or outbreak of war, except to the extent that such event has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other development-stage companies in the pharmaceutical or biotechnology industry;

(vii)                           any change in the market price or trading volume of the securities of the Company (it being understood that the causes underlying such change may be taken into account in determining whether a Company Material Adverse Change has occurred);

(viii)                        any matter set forth in Part B of Section 1.1 of the Company Disclosure Letter or any part of the Company Disclosure Letter that contains disclosure that reasonably relates to any matter set forth in Part B of Section 1.1 of the Company Disclosure Letter, but only if such relationship is reasonably apparent on the face of the disclosure in such other part of the Company Disclosure Letter;

(ix)                              the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such change or failure may be taken into account in determining whether a Company Material Adverse Change has occurred); or

(x)                                 except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by this Agreement or at the written request of the Parent or the Purchaser;

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“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Pharmaceutical Product” means any pharmaceutical or medicinal compound or product developed, or being researched or developed, by or on behalf of Company or its Subsidiaries (including CYT387);

“Company Recommendation” has the meaning ascribed thereto in Section 4(b) of Schedule C;

“Company Registered IP” shall mean (i) Patents, (ii) Trademarks that are the subject of a registration or a pending application for registration and material unregistered Trademarks, (iii) copyrights that are the subject of a registration or pending application for registration, and (iv) domain name registrations, in each case, owned by the Company or its Subsidiaries;

“Company Reports” has the meaning ascribed thereto in Section 6(a) of Schedule C;

“Company Securities” has the meaning ascribed thereto in Section 2(e) of Schedule C;

“Competition Act” means the Competition Act (Canada), and the rules and regulations promulgated thereunder, as amended;

“Competition Act Clearance” means that, with regard to the Transactions, either that (i) the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act, and such advance ruling certificate shall not have been rescinded or amended, or (ii) (a) the statutory waiting period under section 123 of the Competition Act shall have expired or have been terminated by the Commissioner, or the Commissioner shall have waived the obligation to submit a notification pursuant to paragraph 113(c) of the Competition Act, and (b) the Commissioner shall have issued a No-Action Letter, and such letter shall not have been rescinded or amended;

“Competition Filings” means the notices and filings made to Governmental Entities in respect of obtaining the Regulatory Clearances;

“Confidentiality Agreement” means the confidentiality agreement dated March 17, 2011, as amended on April 13, 2012, between the Parent and the Company;

“Consideration” means U.S.$2.95 in cash per Common Share, subject to adjustment pursuant to Section 2.15 and in accordance with Section 2.4 of the Plan of Arrangement;

“Contract” means any lease, sublease, license, sublicense, contract, subcontract, commitment, note, bond, mortgage, indenture, or other agreement, instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing;

“Convertible Securities” means, collectively, the Options, Warrants and any other securities of the Company that are convertible into or exchangeable or exercisable for Common Shares;

“Court” means the Supreme Court of Nova Scotia;

“Data Room” means collectively, the website hosted by Firmex and maintained by Heenan Blaikie LLP under the project name “Project Yukon” and the website maintained by the Company and accessible at https://ymbiosciences.securevdr.com/?uh=bp, the contents of which websites on the date of this Agreement are set forth in the index of documents, which is appended to the Company Disclosure Letter;

“Depositary” means CIBC Mellon Trust Company, as depositary;

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“Designated Contract” has the meaning ascribed thereto in Part D of Section 1.1 of the Company Disclosure Letter.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Law” means any Law concerning (i) pollution or the protection, investigation or restoration of the environment, health and safety as it relates to Hazardous Substance exposure, or natural resources, (ii) the assessment of any substance to determine toxicity and management or regulation of any such substances, (iii) the handling, import, manufacture, processing, distribution, treatment, generation, storage, containment, transportation, use, presence, disposal, emissions, discharges, release or threatened release of, or exposure to, any Hazardous Substance, (iv) noise, odor, air, employee exposure, surface water, groundwater, land, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance, or (v) endangered or threatened species of fish, wildlife and plants, or the mitigation of adverse environmental effects on environment;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;

“Exchanges” means the TSX and NYSE;

“Expense Reimbursement” has the meaning ascribed thereto in Section 7.3(1);

“Export Controls” has the meaning ascribed thereto in Section 23(a) of Schedule C;

“Fairness Opinion” means the opinion of Merrill Lynch Canada Inc., the financial advisor to the Company, rendered to the Board of Directors, to the effect that, as of the date of this Agreement, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration of U.S.$2.95 in cash per Common Share to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such holders;

“FDA” means the United States Food and Drug Administration;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, consistently applied, which, for greater certainty, includes International Financial Reporting Standards consistently applied, as applicable;

“GMP Regulations” means the applicable laws and regulations, as may be amended from time to time, for current Good Manufacturing Practice, which have been promulgated by (i) the FDA under the United States Federal Food, Drug and Cosmetic Act, 21 C.F.R. §210 et seq., (ii) the European Medicines Agency

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or under the European Union guide to Good Manufacturing Practice for medical products and (iii) any other applicable Regulatory Authorities in each jurisdiction where the Company, or a third party acting on its behalf, is undertaking or has undertaken a clinical trial or any manufacturing activities as of or prior to the Effective Time;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Hazardous Substance” means any chemical, pollutant, contaminant, waste, material or substance that is: (i) defined, listed, classified or regulated pursuant to any Environmental Law; or (ii) any other substance which is regulated due to a potential adverse effect on human health or the environment;

“Healthcare Data Requirements” has the meaning ascribed thereto in Section 11(a) of Schedule C;

“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Import Restrictions” has the meaning ascribed thereto in Section 23(a) of Schedule C;

“Intellectual Property” means all registered and unregistered intellectual property and industrial property rights of any kind or nature throughout the world, including all Trademarks, Patents, Trade Secrets, inventions, copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations and reversions thereof; rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; and all rights in the foregoing and in other similar intangible assets;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), and the rules and regulations thereunder, as amended;

“IP Contracts” means (i) all Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof, the primary subject of which is the licensing of Intellectual Property, under which the Company or one of its Subsidiaries has obtained or granted any express license or other right to use, or which by their terms expressly restrict the Company’s or its Subsidiaries’ right to use any Company Intellectual Property, other than (a) Contracts involving Intellectual Property that is generally available on a commercial basis from third parties, and (b) Contracts providing for the license of software that is generally available on a commercial basis, and (ii) all Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof, the primary subject of which is the assignment or other conveyance of Intellectual Property, under which the Company or one of its Subsidiaries has obtained or granted any ownership right in any Company Intellectual Property, other than Contracts entered into in the ordinary course of business, such as Contracts with employees, material transfer agreements, and contract research organization agreements;

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“IRS” has the meaning ascribed thereto in Section 9(b) of Schedule C;

“Key Product” means the Company’s JAK 1/2 small molecule inhibitor referred to as CYT387;

“Key Product Event” means any serious adverse event that (i) is determined by an independent safety review committee overseeing the safety of the relevant clinical study to be directly related to the Key Product and to have (a) resulted in death, (b) been life threatening, (c) required inpatient hospitalization or a significant prolongation of existing hospitalization, (d) resulted in persistent or significant disability or incapacity, (e) resulted in a congenital anomaly or birth defect, or (f) required significant intervention to prevent permanent impairment or damage; and (ii) (x) results in the FDA, Health Canada or the Therapeutic Goods Administration (Australia) placing a clinical hold on the development program of the Key Product or (y) is likely to result in a significant delay to the development timeline of the Key Product as of the date of this Agreement;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind or nature (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP);

“Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Contract” has the meaning ascribed thereto in Section 13(a) of Schedule C;

“material fact” has the meaning ascribed thereto in the Securities Act and, where the context requires, the meaning ascribed thereto under the 1933 Act and the 1934 Act;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the securities regulatory authorities of Ontario and Quebec;

“Money Laundering Laws” has the meaning ascribed thereto in Section 12(b) of Schedule C;

“MTA” means the Materials Transfer Agreement by and between Parent and the Company, dated as of December 12, 2012;

“No-Action Letter” means a letter from the Commissioner stating that the Commissioner does not, at such time, intend to bring an application under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement;

“Notice of Filing” has the meaning ascribed thereto in Section 2.11;

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“NSCA” means the Companies Act (Nova Scotia), and the regulations promulgated thereunder, as amended;

“NYSE” means the NYSE MKT LLC;

“OFAC” has the meaning ascribed thereto in Section 23(a) of Schedule C;

“Option” means an option to purchase Common Shares granted by the Company under the Stock Option Plan or otherwise;

“Order” means, with respect to any person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by, or agreed to with, any Governmental Entity or arbitrator that is binding on or applicable to such person or its property;

“ordinary course of business”, when used in relation to the taking of any action by the Company or any of its Subsidiaries, means that the action is consistent in nature, scope and magnitude with the past practices of the Company and its Subsidiaries over the last 12 months prior to the date hereof and is taken in the ordinary course of normal day-to-day operations of the Company and its Subsidiaries;

“Outside Date” means April 1, 2013 or such later date as the Purchaser and the Company may agree in writing;

“Parent” has the meaning ascribed thereto in the Recitals;

“Parent Material Adverse Change” has the meaning ascribed thereto in Section 1 of Schedule D;

“Parties” means, collectively, the Company, the Parent and the Purchaser, and “Party” means any of them;

“Patents” means all patents (including utility and design patents and utility models), and patent applications, including any divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof;

“Permits” means any permit, license, certifications, registrations, variances, exemptions, Orders, authorization, consent, approval or franchise from any Governmental Entity;

“Permitted Liens” means a Lien:

(i) for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings in respect to which adequate reserves have been established in accordance with GAAP in the consolidated balance sheet of the Company as at September 30, 2012;

(ii) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; or

(iii) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity that does not, individually or in the aggregate, materially detract from the value of, or materially impair the use of such property in the ordinary course of business;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business

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organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of  Schedule B, and any amendments or variations thereto made in accordance with Section 9.13 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.2(1);

“Privacy Laws” has the meaning ascribed thereto in Section 11(a) of Schedule C;

“Proceedings” has the meaning ascribed thereto in Section 8 of Schedule C;

“Product Applications” has the meaning ascribed thereto in Section 10(g) of Schedule C;

“Purchaser” has the meaning ascribed thereto in the Recitals hereto;

“Receiving Party” has the meaning set out in Section 5.4(2);

“Registrar” means the Registrar of Joint Stock Companies appointed under the NSCA;

“Regulatory Authorities” has the meaning ascribed thereto in Section 10(b) of Schedule C;

“Regulatory Clearances” means (i) the Competition Act Clearance and (ii) the expiration or termination of all waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act;

“Representative” means, in respect of a person, its Subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

“Requisite Shareholder Approval” has the meaning ascribed thereto in Section 2.2(iii);

“Right to Match Period” has the meaning ascribed thereto in Section 7.2(5);

“SARs” means the share appreciation rights granted by YM BioSciences Australia Pty Ltd (formerly Cytopia Research Pty Ltd) under the SARs Plan or otherwise, including, for greater certainty, SARs granted with performance vesting conditions;

“SARs Plan” means the employee bonus plan letters of YM BioSciences Australia Pty Ltd (formerly Cytopia Research Pty Ltd);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario), and the rules and regulations promulgated thereunder, as amended;

“Securities Authorities” means the Ontario Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada and the states of the United States;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 — System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

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“Separation Time” has the meaning ascribed thereto in the Shareholder Rights Plan;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated October 22, 2007, entered into between the Company and CIBC Mellon Trust Company and ratified by the Company’s shareholders on November 18, 2010;

“Shareholders” means the registered or beneficial holders of the Common Shares;

“Special Committee” means the special committee of the Board of Directors;

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means the Amended and Restated Stock Option Plan of the Company dated September 19, 2012, as may be amended, restated and/or supplemented;

“Subsidiary” means a “subsidiary” as defined in the NSCA;

“Subsidiary Securities” has the meaning ascribed thereto in Section 3(c) of Schedule C;

“Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction, (i) not less than all of the Common Shares (other than Common Shares beneficially owned by the party making such Acquisition Proposal), or (ii) not less than all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, that, in either case:

(i)                                     did not result from a breach of any agreement between any one or more of the persons making such Acquisition Proposal and its affiliates and the Company or a breach of Section 7.2;

(ii)                                  is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(iii)                               is not subject to any due diligence condition;

(iv)                              the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by the Parent and the Purchaser pursuant to Section 7.2); and

(v)                                 in respect of which any required financing to complete such Acquisition Proposal is available or committed and subject to conditions that the Board of Directors determines in its good faith judgment, after consultation with its financial advisors and its outside counsel are more likely than not to be satisfied;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.2(5);

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“Supplying Party” has the meaning ascribed thereto in Section 5.4(2);

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended;

“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, contributions, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed, required to be withheld or accounted for, or charged by any Governmental Entity, together with installments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

“Tax Returns” means all reports, forms, elections, declarations, designations, schedules, agreements, statements, estimates, declarations of estimated tax, information statements, returns and all other similar documents filed or required by Law to be filed with or provided to a Governmental Entity with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“Termination Payment” has the meaning ascribed thereto in Section 7.3(2);

“Termination Payment Event” has the meaning ascribed thereto in Section 7.3(2);

“Third Party Actions” means those terminations, assignments and novations with respect to the Designated Contracts described in Part D of Section 1.1 of the Company Disclosure Letter;

“Trade Secrets” means all trade secrets, know-how, and any other proprietary confidential information, including processes, formulae, models and methodologies;

“Trademarks” means all trademarks, service marks, corporate names, trade names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby;

“Transaction Personal Information” has the meaning ascribed thereto in Section 5.6;

“Transactions” has the meaning ascribed thereto in Section 4(a) of Schedule C;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Voting Support Agreements” means the voting support agreements, entered into contemporaneously herewith, between the Purchaser and each member of the Board of Directors and each officer of the Company; and

“Warrants” means the outstanding share purchase warrants issued by the Company, as listed in Section 2(c) of the Company Disclosure Letter.

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1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3                               Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.5                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. currency and “U.S.$” or “$” refers to United States dollars. All references to “Cdn.$” refers to Canadian dollars.

1.6                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

1.7                               Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the actual knowledge, after reasonable internal inquiry in their capacity as officers of the Company and not in their personal capacity of, Nick Glover, Chief Executive Officer and President; Mark Kowalski, Chief Medical Officer and Vice-President (Regulatory Affairs); Gregg Smith, Ph.D., M.B.A., Vice President (Drug Development); Leonard Vernon, Vice-President (Finance and Administration); and Ernest Wong, Vice-President (Business Development).

1.8                               Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Arrangement Resolution
Schedule B	-	Plan of Arrangement
Schedule C	-	Representations and Warranties of the Company
Schedule D	-	Representations and Warranties of the Parent and the Purchaser
Schedule E	-	Procedures for Requesting Consent of the Parent under Section 5.1(1)

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1.9                               Other Definitional and Interpretive Provisions

(i)                                   References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(ii)                                The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(iii)                             Any terms defined in this Agreement and used in the Company Disclosure Letter, any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(iv)                              References to any agreement, contract or plan are to that agreement, contract or plan as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to any person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

(v)                                 References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

ARTICLE II
THE ARRANGEMENT

2.1                               Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                               Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, and in any event no later than January 2, 2013, the Company shall apply, in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 130 of the NSCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Purchaser, acting reasonably, which shall provide, among other things:

(i)                                   for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which notice is to be provided;

(ii)                                for confirmation of the record date in respect of the Company Meeting referred to in Section 2.3(2);

(iii)                             that the requisite approval for the Arrangement Resolution shall be (A) three-quarters of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting (the

15

“Requisite Shareholder Approval”); and (B) such other approval, if any, as is required by MI 61-101;

(iv)                            that, in all other respects, the terms, restrictions and conditions of the Company’s memorandum of association and articles of association, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(v)                               for the grant of the Dissent Rights;

(vi)                            for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)                         that the Company Meeting may be adjourned or postponed in accordance with the terms of this Agreement from time to time by the Company without the need for additional approval of the Court; and

(viii)                      that the record date for Shareholders entitled to vote at the Company Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by applicable Law.

2.3                               The Company Meeting

(1)                                 Subject to the terms of this Agreement and the Interim Order and provided that this Agreement has not been terminated, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s memorandum of association and articles of association and applicable Laws as soon as reasonably practicable and in any event on or before February 11, 2013 and not to propose to adjourn or postpone the Company Meeting:

(i)                                   except as required for quorum purposes or by applicable Law or by a Governmental Entity;

(ii)                                except as required under Section 7.2(8); or

(iii)                             except for an adjournment consented to by the Purchaser for the purpose of attempting to obtain the Requisite Shareholder Approval.

(2)                                 The Company shall fix a record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Company Meeting, which record date shall be January 14, 2013 or such other date as agreed by the Company and the Purchaser.

(3)                                 The Company shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(4)                                 The Company shall give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.

(5)                                 The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten business days prior to the date of the Company Meeting, as to the

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aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any further information respecting such proxies as the Purchaser may reasonably request.

(6)                                 The Company shall promptly advise the Purchaser of any written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.

2.4                               The Company Circular

(1)                                 Subject to compliance by the Purchaser and/or the Parent with this Section 2.4, promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the NSCA, Applicable Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Shareholder, each holder of Options, Warrants and SARs, the directors of the Company, the auditors of the Company and any other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2)                                 The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information furnished by the Parent, the Purchaser or their affiliates) and shall provide the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. The Company Circular shall include the Company Recommendation.

(3)                                 The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser, the Parent or their affiliates included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.

(4)                                 The Purchaser and the Parent shall furnish to the Company all such information concerning the Purchaser, the Parent and their respective affiliates and any financing sources, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and the Purchaser and the Parent shall ensure that no such information shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished not misleading in light of the circumstances in which it is disclosed.

(5)                                 The Purchaser and the Parent shall jointly and severally indemnify and save harmless the Company’s Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company’s Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

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(i)                                     any misrepresentation or alleged misrepresentation in any information related to the Purchaser, the Parent or their affiliates included in the Company Circular that is provided by the Purchaser, the Parent or their affiliates in writing for the purpose of inclusion in the Company Circular; and

(ii)                                  any order made, or any inquiry, investigation or proceeding by any Governmental Entity (including any Securities Authority), to the extent based on any misrepresentation or any alleged misrepresentation in any information related to the Purchaser, the Parent or their affiliates and provided by the Purchaser, the Parent or their affiliates in writing for the purpose of inclusion in the Company Circular.

(6)           The Company, the Purchaser and the Parent shall promptly notify each other if at any time before the Effective Date it becomes aware that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser and/or the Parent with this Section 2.4, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Shareholders and file the same with the Securities Authorities and as otherwise required.

2.5          Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law and the condition in Section 6.1(iii) has been satisfied or waived by each of the Parties then, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable (but in any event within two business days) thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 130 of the NSCA. The Company agrees that it will oppose any proposal from any other person that the Final Order contains any provision inconsistent with this Agreement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Parent.

2.6          Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser and the Parent shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by the Purchaser and the Parent concerning the Purchaser and the Parent or their respective affiliates in connection therewith. The Company shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel. The Company shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Parent making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the

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nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

2.7          Stock Options

In accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the exercise price per Common Share of such Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions in accordance with Section 2.13. Each Option issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.7 and in the manner specified in the Plan of Arrangement, and all option agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing, including amending the Stock Option Plan.  The Company also shall use, and shall cause its Subsidiaries to use, commercially reasonable efforts to obtain necessary consents (in form and substance reasonably satisfactory to the Purchaser) from holders of Options to the transfer and cancellation of the Options as described above.

2.8          Warrants

In accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each Warrant outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Consideration per Common Share, in respect of each Warrant, exceeds the exercise price per Common Share of such Warrant, subject to (for greater certainty) applicable Tax withholdings and other source deductions in accordance with Section 2.13. Each Warrant issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.8 and in the manner specified in the Plan of Arrangement, and all agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing,  including obtaining any necessary consents from holders of Warrants.

2.9          Share Appreciation Rights

Each SAR outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred at the Effective Time by the holder thereof to YM BioSciences Australia Pty Ltd (formerly Cytopia Research Pty Ltd) in consideration for a cash payment by or on behalf of YM BioSciences Australia Pty Ltd (formerly Cytopia Research Pty Ltd) equal to the Australian Dollar Equivalent of the amount, if any, by which the Canadian Dollar Equivalent of the Consideration per Common Share in respect of each SAR, exceeds the Base Price per Common Share of such SAR, subject to (for greater certainty) applicable Tax withholdings and other source deductions in accordance with Section 2.13. Each SAR issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.9, and all agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing, including obtaining any necessary consents from holders of SARs.

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2.10        Performance of the Purchaser

The Parent hereby unconditionally and irrevocably guarantees, and covenants and agrees to be jointly and severally liable with the Purchaser, as principal obligor, for the due and punctual performance of each and every obligation of the Purchaser under or relating to this Agreement and the Transactions, including ensuring it has (i) sufficient funds under Section 2.12 to pay the aggregate Consideration for all of the Common Shares to be acquired pursuant to the Arrangement, and (ii) any other amounts required to be paid by the Purchaser in connection with the Transactions and all related fees and expenses and any amount of any judgment or award made against the Purchaser for the benefit of the Company. The guarantee and obligations of the Parent pursuant to this Section 2.10 shall terminate at the Effective Time. The Parent shall cause the Purchaser to comply with all of the Purchaser’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

2.11        Effective Date

On the second business day after the issuance of the Final Order and satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to applicable Law, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, Company shall make the Arrangement Filings, provided that the Company shall not be required to make the Arrangement Filings unless the Company has received written confirmation, in form satisfactory to it, from the Depositary that it has received the funds referred to in Section 2.12. Subject to the terms hereof, the Company shall specify in a written notice (the “Notice of Filing”) to the Purchaser the date the Arrangement Filings are to be made, which date shall not be less than two business days following the date that such confirmation of the Depository has been provided. From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law.

2.12        Payment of Consideration

Following the Company providing the Notice of Filing under Section 2.11 and not less than one business day prior to the Arrangement Filings by the Company, the Purchaser shall provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties) to pay the aggregate Consideration for all of the Common Shares to be acquired pursuant to the Arrangement.

2.13        Tax Withholdings and Other Source Deductions

Each of the Company, Parent, Purchaser, and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other applicable Law or under the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

2.14        Elections Regarding Options

The Parent, the Purchaser and the Company each acknowledge and agree that the Company and all persons not dealing at arm’s length with the Company will forego any deduction under the Tax Act with

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respect to the cash payment to be made by the Company to holders of Options as described in Section 2.7 and pursuant to the Plan of Arrangement. To effect the foregoing, the Company shall timely comply with the requirements described in subsection 110(1.1) of the Tax Act, including making and filing appropriate elections and delivering written notice of such elections to such holders of Options in accordance with the requirements set out in the Tax Act.

2.15        Dividends, etc.

If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares, or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect each such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the amount of such dividend or distribution per Common Share.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1          Representations and Warranties of the Company

Except as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of the Parent and the Purchaser as set forth in Schedule C and acknowledges that the Parent and the Purchaser are relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2          Company Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser the Company Disclosure Letter required to be delivered pursuant to this Agreement, which sets out the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of the Company contained in this Agreement. The disclosure of any item in the Company Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the Company Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) the applicable representations and warranties and covenants is reasonably apparent on the face of such disclosure regardless of whether the applicable representations, warranties or covenants are qualified by the language “Except as disclosed in the Company Disclosure Letter” or an equivalent qualification.

3.3          Survival of Representations and Warranties of the Company

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT
AND THE PURCHASER

4.1          Representations and Warranties of the Parent and the Purchaser

Each of the Parent and the Purchaser hereby jointly and severally represents and warrants to and in favour of the Company as set forth in Schedule D and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2          Survival of Representations and Warranties of the Parent and the Purchaser

The representations and warranties of the Parent and the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE V
COVENANTS OF COMPANY, THE PARENT AND THE PURCHASER

5.1          Interim Covenants of the Company

(1)           From the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required by applicable Law or a Governmental Entity (including a Securities Authority and Regulatory Authority), (ii) with the prior written consent of Parent (it being agreed that the Parent shall respond within five business days to any request for consent under this Section 5.1(1) that is made in accordance with the procedures set forth in Schedule E), (iii) as expressly required by this Agreement, or (iv) as set forth in Section 5.1(1) of the Company Disclosure Letter, (x) the Company shall cause the business of the Company and its Subsidiaries to be conducted in the ordinary course of business and shall use commercially reasonable efforts to (a) preserve intact its and its Subsidiaries’ present business organization, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with the Company or any of its Subsidiaries, (b) prepare and file any requisite regulatory filings with any Regulatory Authority on a timely basis and in accordance with the ordinary course of business, (c) obtain and maintain quantities of the Key Product and related raw materials and components as necessary for use in the Company’s ongoing and anticipated phase II and phase III clinical trials of the Key Product and (y) without limiting the generality of clause (x) above and notwithstanding anything to the contrary contained in clause (x) above, the Company shall not and shall not permit any of its Subsidiaries to:

(i)                                     amend its memorandum of association and articles of association or comparable governing documents;

(ii)                                merge or consolidate the Company or any of its Subsidiaries with any other person, except for such transactions between the Company and its Subsidiaries, or dissolve or completely or partially liquidate;

(iii)                             form any Subsidiary or acquire assets from any other person with a value or purchase price in the aggregate in excess of $100,000 in any transaction or series of related transactions;

(iv)                              issue, sell, pledge, dispose of, grant, transfer or encumber (A) any Company Securities (B) any Subsidiary Securities or (C) any share appreciation rights,

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phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Company or any of its Subsidiaries, other than (x) issuance or sales of Common Shares upon exercise of the Options or Warrants outstanding on the date hereof or (y) as permitted under Section 5.1(1)(xviii);

(v)                                 other than in the ordinary course of business, create or incur any Lien on (A) any assets (other than Company Intellectual Property) of the Company or any of its Subsidiaries having a value in excess of $100,000, (B) any Intellectual Property of the Company or any of its Subsidiaries or (C) any Intellectual Property licensed to the Company or any of its Subsidiaries;

(vi)                              (A) make any loans, advances, guarantees or capital contributions to or investments in any person (other than the Company or any of its wholly-owned Subsidiaries) in excess of $100,000 in the aggregate, or (B) deposit, invest or otherwise manage its cash, cash equivalents or marketable securities other than in the ordinary course of business (including as to manner, amount and jurisdictions);

(vii)                           (A) declare, accrue, set aside, make or pay any dividend (other than in the ordinary course of business) or other distribution payable in cash, shares, property or otherwise, with respect to any Company Securities or Subsidiary Securities (except for dividends paid by the Company’s wholly-owned Subsidiaries to the Company or another wholly-owned Subsidiary of the Company), (B) repurchase, redeem or otherwise reacquire any shares or other securities, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any Company Securities or Subsidiary Securities or issue any other securities in respect of, in lieu of or in substitution for Company Securities or Subsidiary Securities, except for any split, combination or reclassification of shares of a wholly-owned Subsidiary of the Company, or any issuance of any securities of a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (C) enter into any agreement with respect to the voting of its shares;

(viii)                      incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any other person’s indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(ix)                              make any capital expenditures in excess of $100,000 in the aggregate;

(x)                                 make any changes with respect to accounting policies or procedures other than as required by changes in GAAP;

(xi)                              settle any pending or threatened Proceedings or other material claims or disputes, other than the settlement of Proceedings or other material claims or disputes (A) reflected or reserved against in full in the Audited Balance Sheet or (B) the settlement of which does not include any obligation (other than the payment of

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money) to be performed by the Company or its Subsidiaries following the Effective Time that is in excess of $100,000 in the aggregate;

(xii)                           enter into any Contract that would have been a Material Contract (except for the purposes of this paragraph (xii) only, references to $100,000 in Section 13(a)(vii)(B) of Schedule C shall be changed to $250,000 and references to $100,000 in Section 13(a)(vii)(C) of Schedule C shall be changed to $500,000) had it been entered into prior to the date hereof;

(xiii)                        amend, modify, assign any rights under or terminate any Material Contract;

(xiv)                       other than pursuant to Material Contracts in effect prior to the date hereof and furnished to the Parent prior to the date of this Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights or businesses of the Company or any of its Subsidiaries;

(xv)                          assign or grant an exclusive license of any material right in any Company Intellectual Property necessary or useful for the manufacture, use, sale, offer for sale or importation of any Company Pharmaceutical Product or that otherwise enables a third party to compete with the Company with respect to the manufacture or sale of any product that competes with any Company Pharmaceutical Product;

(xvi)                       (A) waive or terminate any inbound license in any IP Contract under any Patent or other Company Intellectual Property material to any Company Pharmaceutical Product, (B) amend any inbound license in any IP Contract under any Patent or other Company Intellectual Property material to any Company Pharmaceutical Product or (C) enter into any Contract that would constitute an IP Contract if entered into prior to the date of this Agreement;

(xvii)                    commence (other than planning) or amend any phase I, phase II, phase III or phase IV human clinical trial (including initiation of a new institutional review board) involving any Company Pharmaceutical Product;

(xviii)               except as required by applicable Law or otherwise required pursuant to existing Contracts or Benefit Plans in effect as of the date hereof and made available to the Parent prior to the date hereof, (A) increase the compensation or benefits of any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (B) promote any employee, (C) pay any bonus to any person (including any employee), (D) amend, enter into or establish any new employment, change in control, severance, termination, indemnification or other agreement with any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (E) make any severance or termination payments to any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (F) make any new equity awards to any person or accelerate the vesting of any award under any Benefit Plan, (G) establish, adopt, terminate or amend any Benefit Plan, or (H) hire any person as an employee or consultant;

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(xix)                       except as required by applicable Law, make, change or rescind any material Tax election, file any amended material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to material Taxes, make a request for a Tax ruling or enter into any closing agreement with respect to a material Tax, surrender any right to claim a material Tax refund, or change any material method of Tax accounting;

(xx)                          enter into or consummate any tax planning or restructuring transaction which involves any transfer, assignment or other disposition of any Company Intellectual Property;

(xxi)                       make any “investment”, as that term is defined for purposes of proposed section 212.3 of the Tax Act, in any corporation that is, or will be prior to the Effective Time, a “foreign affiliate” of the Company for purposes of the Tax Act;

(xxii)                    (A) waive or amend (except in the course of diligently prosecuting the Company Intellectual Property) the Company’s rights in or to any Company Intellectual Property owned by the Company or one of its Subsidiaries that is registered or the subject of an application for registration, (B) fail to diligently prosecute or maintain any material Company Intellectual Property owned by the Company or one of its Subsidiaries that is registered or the subject of an application for registration, in each case in the name of Company or one of its Subsidiaries or (C) fail to make any required payments in accordance with the terms of any IP Contract pursuant to which the Company licenses any material Intellectual Property;

(xxiii)                 qualify any new site for manufacturing of the Key Product;

(xxiv)                make any payment to any third party financial, accounting, legal or other advisor in respect of any fees, costs or expenses incurred by the Company or any of its Subsidiaries in connection with the Transactions; or

(xxv)                   authorize, commit or enter into any Contract to do any of the foregoing.

(2)           The Company shall promptly notify the Parent and the Purchaser of the following:

(i)                                     any serious adverse event reports or expedited reports relating to the Key Product; or

(ii)                                any data (preclinical, clinical or otherwise) that changes the safety profile, the efficacy profile or the risk-benefit profile of the Key Product.

(3)           From the date hereof until the Effective Time, the Company shall:

(i)                                     consult with the Parent in connection with any proposed meeting with the FDA or any other Regulatory Authority relating to any Company Pharmaceutical Product;

(ii)                                promptly inform the Parent of, and provide the Parent with a reasonable opportunity to review, any material filing proposed to be made by or on behalf of the Company or any of its Subsidiaries, and any material correspondence or other

25

material communication proposed to be submitted or otherwise transmitted to the FDA or any other Regulatory Authority by or on behalf of the Company or any of its Subsidiaries, in each case relating to any Company Pharmaceutical Product;

(iii)                             keep the Parent promptly informed of (A) any material communication (written or oral) with or from the FDA and any other Regulatory Authority and (B) any material communications (written or oral) received from any person relating to the Company Intellectual Property; and

(iv)                            promptly inform the Parent and provide the Parent or the Purchaser with a reasonable opportunity (but no more than three business days) to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, promotional or marketing materials or activities relating to any Company Pharmaceutical Product.

(4)           Notwithstanding the above, the delivery of any notice pursuant to Section 5.1(2) or 5.1(3) shall not limit or otherwise affect the representations, warranties, covenants or agreements of the parties hereto, the remedies available hereunder to the party hereto receiving such notice or the conditions to such party’s obligation to consummate the Transactions.

(5)           Nothing contained in this Agreement shall give Parent or the Purchaser, directly or indirectly, the right to control the Company or any of its Subsidiaries or direct the business or operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place the Company, the Parent or the Purchaser in violation of any rule, regulation or policy of any Governmental Entity or Regulatory Authority, including any applicable Law.

5.2          Pre-Acquisition Reorganization

(1)           The Company shall effect such reorganization of its Subsidiaries, business, operations, and assets or such other transactions as the Purchaser may reasonably request (each, a “Pre-Acquisition Reorganization”) prior to or following the Effective Time, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company (or its counsel), acting reasonably (i) would require the Company to obtain the prior approval of the Shareholders in respect of such Pre-Acquisition Reorganization, (ii) would require the filing of a registration statement under the 1933 Act, (iii) would expose the Company (in the event the Arrangement is not completed) to additional adverse Tax consequences that it would not otherwise be exposed to in the absence of completing the Pre-Acquisition Reorganization, or (iv) would impede or delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (iv) above, the Company shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Effective Date. In addition:

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(i)                                   the Purchaser shall indemnify and save harmless the Company and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties (including actual out-of-pocket costs and expenses for filing fees and external counsel) suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or as a result of the reversal (where such reversal is reasonably necessary) of all or any of the Pre-Acquisition Reorganization steps in the event the Arrangement does not proceed;

(ii)                                unless the Parties otherwise agree, any Pre-Acquisition Reorganization to be effected prior to the Effective Time shall not become effective until a date that is no earlier than three business days prior to the Effective Date and in any event not prior to obtaining the Final Order; and

(iii)                             such cooperation does not require the directors, officers or employees of the Company and its Subsidiaries to take any action in any capacity other than as a director, officer or employee, as applicable.

(2)           The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization requested by the Purchaser shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

(3)           Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably required by Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by the Purchaser.

(4)           Subject to Section 5.2(5), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, take any action or enter into any transaction, or agree to take any such action or to enter into any such transaction, that it knows or ought reasonably to know is likely to have the effect of materially reducing the amount that would otherwise be determined pursuant to paragraph 88(1)(d) (and subsection 87(11), if applicable) of the Tax Act in respect of any of the non-depreciable capital properties owned by the Company as of the date of this Agreement or acquired by the Company subsequent to the date of this Agreement in accordance with the terms of this Agreement in connection with a winding-up or amalgamation of the Company at or after the Effective Time.

(5)           Any action taken or transaction entered into by the Company or any Subsidiary that is within the ordinary course of business of the Company, such Subsidiary or either of their respective predecessors, as the case may be, or that is explicitly contemplated by this Agreement, shall not constitute a breach of the covenant in Section 5.2(4).

(6)           Any divestiture, transaction or reorganization required by or effected pursuant to Section 5.3 shall not constitute a Pre-Acquisition Reorganization.

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5.3          Covenants Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its Subsidiaries, and the Parent shall and shall cause its Subsidiaries, to perform all obligations required or desirable to be performed by the Company or any of its Subsidiaries or the Parent or any of its Subsidiaries under this Agreement, and co-operate with the other in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to:

(i)                                     use commercially reasonable efforts to obtain the Requisite Shareholder Approval, including submitting the Arrangement Resolution for approval by the Shareholders at the Company Meeting in accordance with Section 2.3(1);

(ii)                                  promptly advise the Purchaser orally and, if then requested, in writing of any event, change or development that has resulted in, or that to the knowledge of the Company, would reasonably be expected to constitute, a Company Material Adverse Change, or resulted in any material adverse change in any fact set forth in the Company Disclosure Letter;

(iii)                               promptly notify Parent of (a) any written notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or default under (x) any Material Contract to which the Company or any of its Subsidiaries is a party or (y) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or (b) any written notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(iv)                              use commercially reasonable efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by persons nominated by the Purchaser;

(v)                                 (A) undertake an investigation to identify each Designated Contract, and provide to the Parent a true and complete copy of each Designated Contract and all documentation that is reasonably necessary or appropriate to allow the Parent to verify the results of the Company’s investigation and (B) complete all Third Party Actions as promptly as practicable after the date hereof but in any event prior to the Effective Time, and provide to the Parent all documentation that is reasonably necessary or appropriate to allow the Parent to verify the completion of each such Third Party Action;

(vi)                              at the request of the Purchaser, use commercially reasonable efforts to obtain all other third person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions;

(vii)                           subject to the Confidentiality Agreement, provide lists of beneficial and registered holders of the Common Shares and any geographical reports prepared

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by its transfer agent in the possession of the Company and a list of holders of the Options, SARs and Warrants, as well as a security position listing from each depositary, including CDS Clearing and Depository Services Inc. and the Depository, and deliver any such lists to the Purchaser promptly following the date hereof and promptly deliver to the Purchaser upon demand thereafter supplemental lists setting out changes thereto;

(viii)                        in order to ensure that the Separation Time does not occur in connection with this Agreement or the Arrangement, give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Transactions and ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Transactions; and

(ix)                              (A) not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the Right to Match Period has expired, and (B) not amend the Shareholder Rights Plan (except as may be necessary to comply with its obligations hereunder) nor authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefor. Notwithstanding the foregoing, the Company shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

5.4          Mutual Covenants

(1)           Subject to the terms and conditions of this Agreement, with respect to the Transactions, the Parent, the Purchaser and the Company shall use their commercially reasonable efforts to obtain the Regulatory Clearances as soon as practicable, without limiting the foregoing, each of the Parties shall:

(i)                                     cooperate and provide assistance to the other party in respect of the Competition Filings, including the provision of information regarding itself and any respective Subsidiaries and commercial activities relevant to the preparation of any filing or submission to a Governmental Entity;

(ii)                                  as applicable to a Party under a Law, as soon as practicable (but in any event, except as otherwise stated herein, within seven business days of the date hereof):

(a)              with respect to the Competition Act Clearance, the Purchaser shall submit a letter to the Commissioner requesting an advance ruling certificate or, in the alternative, a No-Action Letter, and, if the Competition Act Clearance has not been obtained within 21 days from when the Purchaser submitted the letter to the Commissioner, the Purchaser or Company may, at any time thereafter, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act in which case the Purchaser and Company shall each submit its respective notification to the Commissioner within seven business days thereof;

(b)              with respect to notification and filings under the HSR Act, the Purchaser and Company shall each submit a notification and the Purchaser shall request the earlier termination of the applicable waiting period under the HSR Act; and

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(c)               the Parties shall submit to the appropriate Governmental Entities all filings necessary or advisable to obtain or satisfy all other Regulatory Clearances;

(iii)                            respond as quickly as reasonably practicable to any requests for non-privileged information or requests for meetings by a Governmental Entity in respect of the Competition Filings (including in respect of any supplementary filings, submissions or requests for information);

(iv)                              promptly advise the other Party of any material written or verbal communications that it receives from a Governmental Entity in respect of the Competition Filings (including in respect of any supplementary filings, submissions or requests for information) and permit the other Party to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular Party’s participation in such meeting) and participate or review any material written or verbal communication before it is made to any Governmental Entity; and

(v)                                 promptly pay any mandatory filing fees payable to a Governmental Entity in connection with the Competition Filings, the costs of which shall be borne by the Purchaser.

(2)           Notwithstanding anything to the contrary in this Section 5.4, no Party shall be required to provide to any other Party any confidential competitively-sensitive information, provided that any Party seeking to exclude any such confidential competitively-sensitive information (“Supplying Party”) from any other Party (“Receiving Party”) shall provide a redacted version of the information to the Receiving Party along with a non-redacted version containing the confidential competitively sensitive information to the Receiving Party’s external legal counsel on an “external counsel only” basis and the Receiving Party shall not request or otherwise receive the information from its external legal counsel without having received written permission from the Supplying Party. In particular, the Receiving Party will cause its external counsel to use such confidential competitively-sensitive information disclosed or made available to the Receiving Party’s external counsel solely for the purposes of Section 5.4 hereof and not for external counsel’s own or other purposes. The Receiving Party will promptly advise the Supplying Party in writing of any misappropriation or misuse by the Receiving Party’s external counsel of such confidential competitively-sensitive information disclosed or made available to external counsel which may come to its attention.  The Receiving Party shall be liable for all breaches of the terms of this subsection by its external counsel.

(3)           Notwithstanding anything to the contrary in this Agreement, it is expressly understood and agreed that, in connection with obtaining the Regulatory Clearances:

(i)                                  neither the Parent nor the Purchaser shall have any obligation to litigate or contest any administrative or judicial action or Proceeding or any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent; and

(ii)                               the Parent and the Purchaser shall not be under any obligation to enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Parent or any of its affiliates or the Company or any of its Subsidiaries, (B) the imposition of any

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limitation or regulation on the ability of the Parent or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the Common Shares or any limitation or regulation on the ability of the Parent or any of its affiliates to exercise full rights of ownership of the Common Shares (any of the foregoing in connection with obtaining the Regulatory Clearances, an “Antitrust Restraint”).

5.5          Securityholder Communications

The Company and the Parent agree to co-operate in the preparation of presentations, if any, to securityholders of the Company regarding the Arrangement, provided that nothing shall restrict a Party from responding to investor relations inquiries. Neither the Parent nor the Purchaser will communicate with securityholders of the Company with respect to the Arrangement without the prior written consent of the Company. For greater certainty, the foregoing shall not prevent ordinary course communications with Representatives of the Company (including meeting or interviewing existing employees of the Company) otherwise in accordance with the provisions hereof. Subject to Section 2.4, except as required by applicable Laws, neither the Parent, the Purchaser nor the Company shall, and each shall cause its respective Representatives not to, make any public announcement or statement with respect to the Arrangement, this Agreement, or the financial condition, properties, assets or liabilities of the Company without the approval of the other Parties, such approval not to be unreasonably withheld, conditioned or delayed. In any event, each Party agrees to give prior notice to the other of any such public announcement relating to the Arrangement or this Agreement and agrees to consult with the other prior to issuing each such public announcement. Each of the Parent and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement, which press release shall, in each case, be satisfactory in form and substance to the other Party, acting reasonably. The Company will file such press release, together with a material change report in prescribed form, with applicable Securities Authorities in each province of Canada in which it is a reporting issuer (or equivalent) under Applicable Securities Laws. Without limiting the generality of the foregoing, the Parent and the Purchaser acknowledge and agree that a copy of this Agreement will be filed on SEDAR and EDGAR by the Company and made available on the Company website promptly following the execution thereof.

5.6          Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (“Transaction Personal Information”). The Purchaser shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the Transactions. If the Purchaser completes the Transactions, the Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(i)                                     for purposes other than those for which such Transaction Personal Information was collected by the Company prior to the Effective Date; and

(ii)                               which does not relate directly to the carrying on of the Company’s business or to the carrying out of the purposes for which the Transactions were implemented.

The Company shall protect and safeguard Transaction Personal Information against unauthorized collection, use or disclosure. The Purchaser shall cause its advisors to observe the terms of this Section 5.6 and to protect and safeguard Transaction Personal Information in their possession.

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ARTICLE VI
CONDITIONS

6.1          Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(i)                                     the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order;

(ii)                               the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner inconsistent with this Agreement;

(iii)                               the Regulatory Clearances shall have been obtained on terms not imposing any Antitrust Restraint and each such Regulatory Clearance is in force and has not been modified in a way that would impose any Antitrust Restraint or that would enjoin or prohibit the closing of the Arrangement;

(iv)                              no Governmental Entity shall have after the date of this Agreement enacted, issued, promulgated, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement;  and

(v)                                 this Agreement shall not have been terminated in accordance with its terms.

6.2          Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The obligations of the Purchaser to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Purchaser and any or all of which may be waived by the Purchaser in whole or in part in its sole discretion without prejudice to any other right the Purchaser may have under this Agreement:

(i)                                   all representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Company Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Company Material Adverse Change; provided that the representations and warranties of the Company in Sections 1, 2, 3, 4, 7(b)(A) and 21 of Schedule C shall be true in all respects (except in the case of Section 2 of Schedule C for any de minimis inaccuracies, which for the purposes of numerical components of Section 2 of Schedule C shall not increase, individually or in the aggregate, the number of Company Securities by more than 50,000) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, and the Parent and the Purchaser shall have received a certificate of the Company

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addressed to the Parent and the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(ii)                                all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Parent and the Purchaser shall have received a certificate of the Company addressed to the Parent and the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(iii)                             all Third Party Actions shall have been completed in a manner and on terms that are acceptable to the Purchaser, acting reasonably, and the Parent and the Purchaser shall have received a certificate of the Company addressed to the Parent and the Purchaser and dated as of the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(iv)                            since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any Company Material Adverse Change;

(v)                                 no act, action, suit, demand or Proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(a)              to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement; or

(b)              to impose an Antitrust Restraint;

(vi)                              the aggregate number of Common Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 5% of the aggregate number of Common Shares outstanding immediately prior to the Effective Time; and

(vii)                           Parent shall have received the consents and releases described in Item 2 of Section 5.1(1) of the Company Disclosure Letter from each person described in such item, except as set forth therein.

6.3          Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Company and any or all of which may be waived by the Company in whole or in

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part in its sole discretion without prejudice to any other right the Company may have under this Agreement:

(i)                                   all representations and warranties of the Parent and the Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as at the date hereof and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to materially delay or materially impede the completion of the Arrangement, and the Company shall have received a certificate of the Purchaser addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(ii)                                all covenants of the Parent and the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Parent and the Purchaser in all material respects, and the Company shall have received a certificate of the Company addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date; and

(iii)                             the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) in accordance with Section 2.12 the funds required to effect payment in full of the aggregate Consideration to be paid for the Common Shares and the Depositary shall have confirmed in writing to the Company receipt of those funds.

6.4          Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2, and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.12 shall be released from escrow at the Effective Time without any further act or formality required on the part of any person.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1          Notice and Cure Provisions

(1)           Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

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(i)                                     cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(ii)                                  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(2)           The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(iii)(b) [Breach of Representations or Covenants by Company] and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(iv)(b) [Breach of Representations or Covenants by Purchaser] unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is thirty days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, the notifying Party may elect to request that such meeting shall, unless the Parties agree otherwise, be postponed or adjourned in accordance with the terms of this Agreement until the expiry of such period (without causing any breach of any other provision contained herein).

(3)           No notification provided to the Parent or the Purchaser under this Section 7.1 or Section 5.3 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and the Purchaser to consummate the Transactions or the remedies available to the parties hereunder.

7.2          Non-Solicitation, Superior Proposal, Right to Match

(1)           Subject to Section 7.2(4) and Section 7.2(5), on and after the date hereof until the termination of this Agreement, the Company shall not, directly or indirectly, through any Representative or otherwise, and shall cause each of its Subsidiaries not to, directly or indirectly or through any Representative:

(i)                                     make, solicit, knowingly assist, initiate, knowingly encourage, promote or otherwise knowingly facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)                                participate in any discussions or negotiations with any person (other than the Parent or any of its Representatives) regarding any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)                               make a Change in Recommendation;

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(iv)                              accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend,  or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of (a) ten business days following the earlier of the receipt and the public announcement of such Acquisition Proposal and (b) two business days prior to the Company Meeting shall not be considered to be in violation of this Section 7.2(1));

(v)                                 release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms without further agreement or action by the Company or any of its Subsidiaries shall not constitute a breach of this Section 7.2(1); or

(vi)                              accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

(2)           The Company shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than the Parent or any of its Representatives) conducted heretofore by the Company or any of its Representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by the Company or any of its Representatives and, in connection therewith, the Company will discontinue access to any other third party to any data rooms (virtual or otherwise) made available by and under the control of the Company (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). The Company shall immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. The Company shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

(3)           The Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Parent, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. The Company shall promptly provide (and in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence, sent to the Company by or on behalf of the person making any such Acquisition Proposal or by or on behalf of the Company to the person making such Acquisition Proposal. The Company shall keep the Parent and the Purchaser informed on a prompt basis of the status, including

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any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request, or any amendment to the foregoing.

(4)           If at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company or any of its Representatives receives any bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal made prior to the date hereof) that provides for consideration per Common Share that is greater than the Consideration and was not solicited after the date hereof in contravention of, and other than any Acquisition Proposal that resulted from a breach of, this Section 7.2 by the Company, its Subsidiaries or its Representatives, then the Company and its Representatives may, if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(i)                                   furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its Representatives, provided that (a) the Company has provided 48 hours prior written notice to the Parent and the Purchaser of its decision to take such action, (b) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement which may (but which need not) contain a standstill provision on market standard terms and conditions, (c) the Company sends a copy of such confidentiality and standstill agreement to the Parent promptly following its execution and before any non-public information is provided to such person and the Parent is promptly provided (to the extent not previously provided) with any such information provided to such person, and (d) the Company does not provide such person and its Representatives with access to information with respect to the Company and its Subsidiaries in respect of one or more Acquisition Proposals made by that person or persons acting jointly or in concert with such person for a period in excess of thirty days in aggregate; and

(ii)                                engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives, provided that (a) the Company has provided 48 hours prior written notice to the Parent and the Purchaser of its decision to take such action, (b) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement which may (but which need not) contain a standstill provision on market standard terms and conditions, and (c) the Company sends a copy of such confidentiality and standstill agreement to the Parent promptly following its execution and before any non-public information is provided to such person and the Parent is promptly provided (to the extent not previously provided) with any such information provided to such person.

(5)           The Company may terminate this Agreement pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal] and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement as described in Section 7.2(4)) if and only if:

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(i)                                     the Company has complied in all material respects with its obligations under this Section 7.2;

(ii)                                  the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iii)                               the Company has delivered written notice to the Parent and the Purchaser of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and all documentation relating to the Company’s valuation of any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(iv)                              at least five business days have elapsed from the date the Superior Proposal Notice was received by the Parent and the Purchaser, which five business day period is referred to herein as the “Right to Match Period”;

(v)                                 if the Parent and the Purchaser have offered to amend the terms and conditions of this Agreement during the Right to Match Period pursuant to Section 7.2(6), the Board of Directors has determined in accordance with Section 7.2(6) that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

(vi)                              prior to or simultaneously with, and as a condition to the effectiveness of a termination of this Agreement pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal], the Company pays the Termination Payment prescribed by Section 7.3(2).

(6)           During the Right to Match Period, the Parent and the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, and the Company shall cooperate with the Parent and the Purchaser with respect thereto, including meeting and negotiating in good faith with the Parent and the Purchaser to enable the Parent and the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Parent and the Purchaser deem appropriate and as would permit the Parent and the Purchaser to proceed with the Arrangement and any related transactions on such adjusted terms. The Board of Directors will review any such offer by the Parent and the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether the Parent and the Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period. If the Board of Directors so determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, the Parent and the Purchaser will amend the terms of the Arrangement and the Company, the Parent and the

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Purchaser shall enter into an amendment to this Agreement reflecting the offer by the Parent and the Purchaser to amend the terms of the Arrangement and this Agreement.

(7)           The Board of Directors will promptly reaffirm its Company Recommendation by press release after (i) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal, (ii) the Board of Directors determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.2(6) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, and the Parent and the Purchaser have so amended the terms of the Arrangement in accordance with Section 7.2(6), or (iii) the Purchaser, acting reasonably, requests reaffirmation of such Company Recommendation by the Board of Directors. The Parent and the Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(8)           Each additional amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal will constitute a new Acquisition Proposal for purposes of this Section 7.2, and the Parent and the Purchaser shall be afforded a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal Notice was received by the Parent in respect of such new Acquisition Proposal; provided that the Right to Match Period with respect to such amendment shall be three business days. In the event the Company provides the notice contemplated by Section 7.2(3) on a date which is less than eleven days prior to the Company Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than ten days after the scheduled date of the Company Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five business days prior to the Outside Date. In the event the Company provides the notice contemplated by Section 7.2(5), the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not less than five business days after the Right to Match Period has expired, provided that in no event shall such adjourned or postponed meeting be held less than five business days prior to the Outside Date. In the event the Company receives any proposal, inquiry, offer or request which could relate to or constitute an Acquisition Proposal on a date which is less than eleven days prior to the Company Meeting, the Board of Directors shall be entitled to adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than ten days after the scheduled date of the Company Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five business days prior to the Outside Date.

(9)           Nothing in this Agreement shall prevent the Board of Directors from issuing a directors’ circular or otherwise responding as required by applicable Laws to an Acquisition Proposal or from calling and holding a meeting of Shareholders requisitioned by Shareholders pursuant to the NSCA or ordered to be held by a court pursuant to the NSCA.

7.3          Expense Reimbursement and Termination Payment

(1)           Subject to Section 5.4(1)(v), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement; provided that the Company acknowledges that the Parent, in connection with the negotiation and completion of the Transactions, shall be deemed to have incurred costs and expenses in the aggregate amount of U.S.$3,000,000 (the “Expense Reimbursement”) in connection with such negotiations, this Agreement and the Transactions, and the Company shall pay to the Parent the Expense Reimbursement if this Agreement is terminated pursuant to

39

Section 8.1(1)(ii)(c) [Failure to receive Requisite Shareholder Approval] promptly by wire transfer of immediately available funds.

(2)           If a Termination Payment Event occurs, the Company shall pay as directed by the Parent in writing (by wire transfer of immediately available funds) the Termination Payment in accordance with Section 7.3(3). For the purposes of this Agreement, “Termination Payment” means U.S.$17,500,000, and “Termination Payment Event” means the termination of this Agreement pursuant to:

(i)                                     Section 8.1(1)(iii)(a) [Change in Recommendation] prior to the Company Meeting or Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal]; or

(ii)                                  Section 8.1(1)(ii)(a) [Outside Date] or Section 8.1(1)(ii)(c) [Failure to Receive Requisite Shareholder Approval] either by the Company or the Purchaser, or Section 8.1(1)(iii)(b) [Breach of Representations or Covenants] by the Purchaser, but only if, in the case of this paragraph (ii): (a) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company by any person other than the Purchaser or the Parent or any affiliate thereof and not unconditionally withdrawn or terminated prior to termination, and (b) a definitive agreement providing for an Acquisition Proposal is entered into within 12 months of termination of this Agreement, and such Acquisition Proposal is later consummated or effected (whether or not within such one-year period) and provided that for the purposes of this paragraph (ii), all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “more than 50%”.

(3)           If a Termination Payment Event occurs due to a termination of this Agreement by the Company pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal], the Termination Payment shall be paid prior to or simultaneously with the giving of the notice of termination of this Agreement by the Company. If a Termination Payment Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 8.1(1)(iii)(a) [Change in Recommendation], the Termination Payment shall be paid within five business days following receipt by the Company of notice of termination of this Agreement by the Purchaser. If a Termination Payment Event occurs in the circumstances set out in Section 7.3(2)(ii), the Termination Payment shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein. For the avoidance of doubt, in the event that the Company terminates this Agreement at a time when the Parent or the Purchaser would have had the right to terminate this Agreement and be entitled hereunder to receive the Termination Payment or the Expense Reimbursement, the Parent shall be entitled to receipt of the Termination Payment or the Expense Reimbursement that would have been (or would have subsequently become) payable had the Parent terminated this Agreement at such time.

(4)           Upon written notice to the Company, the Parent may assign its right to receive the Termination Payment or the Expense Reimbursement to any of its Subsidiaries or affiliates.

(5)           The Company shall not be obligated to make more than one Termination Payment or Expense Reimbursement, respectively, under this Section 7.3 if one or more of the events specified herein occur. Notwithstanding any other provision of this Agreement, if the Company has paid the Expense Reimbursement to or at the direction of the Parent in accordance herewith, and a Termination Payment subsequently becomes payable, the Termination Payment shall be reduced by the amount of the Expense Reimbursement.

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(6)           Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the Termination Payment or Expense Reimbursement due pursuant to this Section 7.3, and, in order to obtain such payment, the Parent makes a claim that results in a judgment against the Company, the Company shall pay to the Parent its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the Termination Payment or Expense Reimbursement due pursuant to this Section 7.3 at the prime rate of the Royal Bank of Canada in effect on the date such payment was required to be made, plus three percentage points.  Subject to Sections 8.2 and 9.4, payment of the Termination Payment or Expense Reimbursement pursuant to this Section 7.3 shall be in lieu of any damages or any other payment or remedy to which the Parent or the Purchaser may be entitled in connection with, or arising pursuant to, this Agreement or the Transactions.

7.4          Information Rights

The Parent and the Purchaser acknowledge having completed their due diligence investigation of the Company, but, for informational purposes only the Company agrees, upon reasonable notice, to continue to provide the Purchaser and its Representatives with reasonable access without unreasonable disruption to the conduct of the Company’s business during normal business hours to the books, records, information and files in the Company’s possession and control, and access (upon reasonable advance notice during normal business hours and with, at the Company’s option, a Company representative present) to its personnel on an as requested basis, as well as reasonable access to the properties of the Company and each of its Subsidiaries, for strategic planning purposes; provided, however, that no such access shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.  The Company shall cooperate with the Parent and the Purchaser to promptly provide, without unreasonable disruption to the conduct of the Company’s business, any information that they reasonably request.  The foregoing shall be subject to the Confidentiality Agreement and nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to applicable Law.

7.5          Shareholder Claims

The Company shall promptly notify the Purchaser and the Parent of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with any of the Transactions. The Company shall consult with the Purchaser and the Parent prior to settling any such claim and shall not settle or compromise, or agree to settle or compromise, any such claim without the prior written consent of the Parent and the Purchaser, such consent not to be unreasonably withheld or delayed.

7.6          Benefit Plans

If requested by Parent at least five days prior to the Effective Time, the Company shall terminate, or shall cause its Subsidiaries to terminate, any and all Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the day immediately preceding the Effective Time.  In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Board of Directors or the relevant Subsidiary (in form and substance reasonably satisfactory to Parent) not later than the day immediately preceding the Effective Time.  Prior to the adoption of such resolution, the Company shall provide Parent with a draft thereof and a reasonable opportunity to review and comment on such resolution.

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7.7          Materials Transfer Agreement

The Company shall deliver the “Materials” (as defined in the MTA) to the Parent in accordance with the MTA, which the Parent may use solely in accordance with applicable Law and subject to the terms set forth in the MTA.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1          Termination

(1)           This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):

(i)                                     by mutual written agreement of the Company, the Parent and the Purchaser;

(ii)                                  by either the Company or the Purchaser, if:

(a)              the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.1(1)(ii)(a) shall not be available to any such Party whose failure (or, in the case of the Purchaser, the failure of any of the Purchaser or the Parent) to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(b)              after the date hereof, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which applicable Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement; or

(c)               the Arrangement Resolution shall have failed to receive the Requisite Shareholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)                               by the Purchaser, if:

(a)              prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors shall have effected a Change in Recommendation, (B) the Company shall have breached Section 7.2 in any material respect, or (C) the Purchaser requests in writing that the Board of Directors unconditionally reaffirm its Company Recommendation and the Board of Directors shall not have done so by the earlier to occur of (x) the tenth  business day following receipt of such request and (y) two business days prior to the Company Meeting;

(b)              subject to Section 7.1(2), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would

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cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied at such time; provided that the Purchaser or the Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(c)               after the date hereof and prior to the Effective Time, a Company Material Adverse Change has occurred;

(iv)                              by the Company, if:

(a)              prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board of Directors authorizes the Company, subject to complying with the terms of Section 7.2 and Section 7.3(2), to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal;

(b)              subject to Section 7.1(2), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser or the Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied at such time; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(c)               the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to complete the Arrangement as required pursuant to Section 2.12.

(2)           The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(1)(i)) shall give written notice of such termination to the other Parties.

8.2          Effect of Termination

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that (i) the provisions of this Section 8.2, Section 5.2(1)(i), Section 5.6, Section 7.3, Section 9.2, Section 9.3, Section 9.6, Section 9.9, Section 9.10 and Section 9.11 (including all related definitions set forth herein) shall survive any termination hereof pursuant to Section 8.1(1), and (ii) neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by any other Party as a result of a knowing, intentional or wilful breach of this Agreement, including a knowing, intentional, wilful or fraudulent making of a representation or knowing, intentional or wilful non-compliance with a covenant of this Agreement.  Subject to the foregoing provisions of this Section 8.2 and Section 9.4, payment of the Termination Payment or Expense Reimbursement pursuant to Section 7.3 shall be in lieu of any damages or any other payment or remedy to which the Parent or the Purchaser may be entitled in connection with, or arising pursuant to, this Agreement or the Transactions.

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8.3          Waiver

(1)           At any time prior to the termination of this Agreement pursuant to Section 8.1, any Party may (i) extend the time for the performance of any of the obligations or other acts of any other Party or (ii) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(2)           No waiver of any of the provisions of this Agreement by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

ARTICLE IX
GENERAL PROVISIONS

9.1          Directors’ and Officers’ Insurance

(1)           Prior to the Effective Date, the Company shall purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for the Company’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as the Company may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not in excess of 250% of the annual cost to the Company of the Company’s current directors’ and officers’ insurance policy and that the Company shall have consulted with the Parent as to the pricing and scope of such insurance. From and after the Effective Time, the Company or the Parent, as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

(2)           Following the Effective Time, and subject to compliance with applicable Laws, the Parent shall cause the Company and its Subsidiaries (or their successors) to comply with all of their obligations to the present and former employees, directors and officers of the Company and its Subsidiaries under the agreements and rights to indemnification or exculpation as are disclosed in the Company Disclosure Letter, including by paying to the individuals party to such agreements, in each case, such amounts as are required in accordance with such agreements. Subject to compliance with applicable Laws, such rights to indemnification or exculpation shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and directors of the Company and its Subsidiaries for a period of six years from the Effective Time.

9.2          Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not, the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the

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point of delivery in which case it shall be deemed to have been given and received on the next business day.

(i)                                     if to the Company:

Special Committee of the Board of Directors

Attention:	Catherine Mackey, Chair
Facsimile:	905-629-4959

Attention:	Nick Glover, President and CEO
Facsimile:	905-629-4959

with a copy (which shall not itself constitute notice) to:

Gowling Lafleur Henderson LLP

1 First Canadian Place

100 King Street West

Suite 1600

Toronto Ontario  M5X 1G5

Attention:	Vanessa Grant
Facsimile:	416-862-7661

and

Heenan Blaikie LLP

Bay Adelaide Centre

P.O. Box 2900

333 Bay Street, Suite 2900

Toronto Ontario M5H 2T4

Attention:	Sonia Yung
Facsimile:	416-360-8425

(ii)                                  if to the Parent or the Purchaser:

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

Attention:	General Counsel
Facsimile:	(650) 522-5771

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with a copy (which shall not itself constitute notice) to:

Wilson Sonsini Goodrich & Rosati

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Attention:	Martin W. Korman and Denny Kwon
Facsimile:	(415) 947-2099

and

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, Ontario  M5L 1A9

Attention:	Michael Gans
Facsimile:	(416) 863-2653

9.3          Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

9.4          Injunctive Relief and Specific Performance

The Parties agree that irreparable damage would occur for which money damages would not be an adequate remedy at Law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or the Parent or the Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Parent and the Purchaser, on the other hand, shall be entitled to seek an injunction or injunctions and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to seek enforcement of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.4, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.4 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.4 shall require any party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.4 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

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9.5          Time of Essence

Time shall be of the essence in this Agreement.

9.6          Entire Agreement, Binding Effect

This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and cancel and supersede all such prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement, the Company Disclosure Letter and the Confidentiality Agreement.

9.7          Assignment

This Agreement shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement. This Agreement may be assigned by the Company with the prior written consent of the Parent and the Purchaser and may be assigned by the Parent and the Purchaser with the prior written consent of the Company. The Purchaser may assign, without the consent of the Company, all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a Subsidiary of the Parent, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder.

9.8          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

9.9          Contra Proferentum

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.10        No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties, any rights or remedies, except that the provisions of Section 2.4(5), Section 5.2(1)(i) and Section 9.1 are (i) intended for the benefit of the persons specified therein as and to the extent applicable in accordance with their terms, and will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives and the Company will hold the rights and benefits of Section 2.4(5), Section 5.2(1)(i) and Section 9.1 in trust for and on behalf of such persons and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such persons as directed by such persons, and (ii) in addition to, and not in substitution for, any other rights that such persons may have by contract or otherwise.

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9.11        No Liability

No director or officer of the Parent or the Purchaser shall have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Transactions on behalf of the Parent and the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to the Parent and the Purchaser under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Transactions on behalf of the Company.

9.12        Counterparts, Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

9.13        Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(i)                                     change the time for performance of any of the obligations or acts of the Parties;

(ii)                                  modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)                               modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(iv)                              modify any mutual conditions precedent herein contained.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GILEAD SCIENCES, INC.

By:	“John F. Milligan”
Name: John F. Milligan, Ph.D.
Title: President and Chief Operating Officer

3268218 NOVA SCOTIA LIMITED

By:	“Brett A. Pletcher”
Name: Brett A. Pletcher
Title: President and Secretary

YM BIOSCIENCES INC.

By:	“Nick Glover”
Name: Nick Glover
Title: President & CEO

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.             The arrangement (the “Arrangement”) under Section 130 of the Companies Act (Nova Scotia) (the “NSCA”) of YM BioSciences Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Company Circular”) dated December •, 2012 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”)) made as of December 12, 2012 between the Company, the Parent and the Purchaser, is hereby authorized, approved and adopted.

2.             The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out in Appendix “•” to the Company Circular, is hereby authorized, approved and adopted.

3.             The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.             The Company be and is hereby authorized to apply for a final order from the Supreme Court of Nova Scotia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular).

5.             Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of Nova Scotia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Registrar under the NSCA the Final Order and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE B

PLAN OF ARRANGEMENT

UNDER SECTION 130
OF THE COMPANIES ACT (NOVA SCOTIA)

ARTICLE 1

INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under section 130 of the NSCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of December 12, 2012 among the Parent, the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Shareholders approving this Plan of Arrangement to be considered at the Company Meeting.

“Business Day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Halifax, Nova Scotia, Toronto, Ontario and San Francisco, California are open for the conduct of business.

“Canadian Equivalent of the Consideration per Common Share” means the amount in the Canadian dollar equivalent of the Consideration per Common Share on the basis of the noon United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

“Common Shares” means common shares in the capital of the Company, including common shares issued on conversion, exchange or exercise of Convertible Securities, together in each case with the associated SRP Rights.

“Company” means YM BioSciences Inc., a company continued under the laws of the Province of Nova Scotia.

“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Consideration” means U.S.$2.95 in cash per Common Share, subject to adjustment in accordance with the terms of the Arrangement Agreement and Section 2.4 of this Plan of Arrangement.

“Convertible Securities” means, collectively, the Options, Warrants and any other securities of the Company that are convertible into or exchangeable or exercisable for Common Shares.

“Court” means the Supreme Court of Nova Scotia.

“Depositary” means CIBC Mellon Trust Company, as depositary.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Shareholder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“Effective Date” means the date of filing of the Final Order with the Registrar giving effect to the Arrangement.

“Effective Time” means the time of filing of the Final Order with the Registrar on the Effective Date.

“Exchanges” means the TSX and NYSE.

“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity.

“Interim Order” means the order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, summoning and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having

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the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

“Letter of Transmittal” means the letter of transmittal delivered by the Company to the Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“NSCA” means the Companies Act (Nova Scotia), and the regulations promulgated thereunder, as amended.

“Notice of Dissent” means a notice of dissent duly and validly given by a registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 3.

“Option” means an option to purchase Common Shares granted by the Company under the Stock Option Plan or otherwise.

“Parent” means Gilead Sciences, Inc., a corporation existing under the laws of Delaware.

“Parties” means, collectively, the Company, the Parent and the Purchaser, and “Party” means any one of them.

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 130 of the NSCA, and any amendments or variations made thereto in accordance with the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means 3268218 Nova Scotia Limited, a company incorporated under the laws of the Province of Nova Scotia.

“Registrar” means the Registrar of Joint Stock Companies for the Province of Nova Scotia.

“Shareholder Rights Plan” means the shareholder rights plan agreement dated October 22, 2007 entered into between the Company and CIBC Mellon Trust Company and ratified by the Company’s shareholders on November 18, 2010.

“Shareholders” means the registered and/or beneficial holders of Common Shares, as the context requires.

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan.

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“Stock Option Plan” means the Amended and Restated Stock Option Plan of the Company dated September 19, 2012, as amended, restated and/or supplemented.

“Tax” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed, required to be withheld or accounted for, or charged by any Governmental Entity, together with instalments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended.

“Warrants” means the outstanding share purchase warrants issued by the Company.

“Warrant Letter of Transmittal” means the letter of transmittal delivered by the Company to holders of Warrants for use in connection with the Arrangement.

1.2 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. currency and “U.S.$” or “$” refers to United States dollars. All references to “Cdn.$” refers to Canadian dollars.

1.3 Headings, etc.

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

1.4 Number and Gender, etc.

Unless the context requires to the contrary, any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.5 Certain Phrases, etc.

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

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1.6 Statutes.

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it is or as they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.7 Computation of Time.

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.8 Time References.

References to time herein or in any Letter of Transmittal or Warrant Letter of Transmittal are to local time, Halifax, Nova Scotia, Canada.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding on the Parent, the Purchaser, the Company, all holders and beneficial owners of Common Shares, including Dissenting Shareholders, Options, Warrants, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3 Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)         notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated and all SRP Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(b)         notwithstanding the Stock Option Plan or any agreements or other arrangements relating to the Options, each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Canadian Equivalent of the Consideration per Common Share, in respect of each Option, exceeds the

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exercise price per Common Share of such Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions, and such Option shall be cancelled immediately after its transfer to the Company and, for greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other Person shall be obligated to pay any amount in respect of such Option;

(c)          each Warrant outstanding immediately prior to the Effective Time (whether or not exercisable) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the Consideration per Common Share, in respect of each Warrant, exceeds the exercise price per Common Share of such Warrant, subject to (for greater certainty) applicable Tax withholdings and other source deductions, and such Warrant shall be cancelled immediately after its transfer to the Company and, for greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other Person shall be obligated to pay any amount in respect of such Warrant;

(d)         (i) each holder of one or more Options or Warrants shall cease to be a holder of such Options or Warrants, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, Warrants and all agreements and other arrangements relating to the Options and Warrants shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which it is entitled pursuant to Section 2.3(b) and Section 2.3(c) at the time and in the manner specified in Section 4.1(d) and Section 4.1(e);

(e)          each of the Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)             such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares, other than the right to be paid fair value for such Common Shares, as set out in Section 3.1;

(ii)          such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii)       the Purchaser shall be deemed to be the transferee of such Common Shares, free and clear of all Liens, and shall be entered in the registers of Common Shares maintained by or on behalf of the Company;

(f)           each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Shareholder who has validly exercised such holder’s Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

(i)             the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

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(ii)          such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)       the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

2.4 Adjustment to Consideration

If, on or after the date of the Arrangement Agreement, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares, or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect each such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the amount of such dividend or distribution per Common Share.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Dissent Rights

Registered Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement in the manner set out in Section 2 of the Third Schedule to the NSCA, as modified by the Interim Order and this Section 3.1, provided the Notice of Dissent is received by the Company by no later than the time on the date of the Company Meeting at which the Company Meeting is scheduled to commence. Without limiting the generality of the foregoing, Shareholders who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares, as of the Effective Time, without any further act or formality to the Purchaser in consideration of a payment of cash by the Purchaser equal to such fair value.

3.2 Recognition of Dissenting Shareholders

(a)         In no circumstances shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)         For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(e), and the names of such Dissenting Shareholders shall be removed from the Company’s register of holders of Common Shares in respect of which Dissent Rights have been validly exercised as of the Effective Time. In addition to any other restrictions under the NSCA, holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares) shall not be entitled to exercise Dissent Rights.

3.3 Rights of Dissenting Shareholders

If a Shareholder gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the Common Shares in respect of which the Notice of Dissent was given as contemplated in Section 2 of

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the Third Schedule to the NSCA and the Interim Order, such Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

ARTICLE 4

CERTIFICATES AND PAYMENT

4.1 Payment of Consideration

(a)         At or prior to the Effective Time, the Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by Sections 2.3(e) and (f) of this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Common Share for this purpose, net of applicable withholdings. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)         At or prior to the Effective Time, the Company shall deposit, or arrange to be deposited, for the benefit of holders of Warrants, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by Section 2.3(c) of this Plan of Arrangement. The cash deposited with the Depositary by or on behalf of the Company shall be held in an interest bearing account, and any interest earned on such funds shall be held for the account of the Company.

(c)          As soon as practicable after the Effective Date, the Company shall pay the amounts, net of applicable withholdings, to be paid to holders of Options, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Options, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Options).

(d)         Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Warrants that were transferred pursuant to Section 2.3(c), together with a duly completed and executed Warrant Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of the Warrants represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Warrants less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(e)          Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(f), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(f)           Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares or Warrants shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such

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certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares or Warrants not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Warrants of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(g)          Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Options and the Warrants pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(h)         No holder of Common Shares, Options or Warrants shall be entitled to receive any consideration with respect to such Common Shares, Options or Warrants other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Warrants that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal or Warrant Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Purchaser, the Company or the Depositary, as the case may be, shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

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4.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options and Warrants issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Common Shares, Options and Warrants, the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options or Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENT

5.1 Amendments to Plan of Arrangement

(a)         The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the holders of Common Shares, Options and Warrants, if and as required by the Court.

(b)         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)          Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)         Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

(e)          This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

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ARTICLE 6

FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.             Organization, Good Standing and Qualification.  The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization (to the extent the “good standing” concept is applicable in such jurisdiction) and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  The Company and each of its Subsidiaries is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification (to the extent the “good standing” concept is applicable in such jurisdiction), except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Change.  The Company has made available to the Parent and the Purchaser complete and correct copies of the Company’s and its Subsidiaries’ memorandum of association and articles of association or comparable governing documents, in each case as amended, and each as so delivered is in full force and effect.

2.             Capital Structure.

(a)                                 The authorized capital of the Company consists of (A) 500,000,000 Common Shares of which 157,546,793 are issued and outstanding on the date hereof, (B) 500,000,000 Class A non-voting common shares, none of which are issued or outstanding on the date hereof, (C) 500,000,000 Class A preferred shares, none of which are issued or outstanding on the date hereof, and (D) 500,000,000 Class B preferred shares, none of which are issued or outstanding on the date hereof.  All of the issued and outstanding Common Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(b)                                 On the date hereof, there are 23,632,019 Common Shares reserved for issuance under the Stock Option Plan and there are 7,838,016 Options outstanding.  Section 2(b) of the Company Disclosure Letter sets forth a complete and accurate list of Options issued and outstanding on the date hereof, including, with respect to each such Option, a unique identifier for the holder, the date of grant, the type of Option, the exercise price per Common Share, the number of Common Shares originally granted subject to such Option (as adjusted to reflect all splits, combinations, share dividends and other adjustments), the number of Common Shares that remain subject to the Option and the expiration date.  Each Option has been granted with an exercise price no less than the fair market value of the underlying shares on the date of grant.  All grants of Options were validly issued and properly approved by the Board of Directors or a duly authorized committee thereof no later than the date on which the grant of such Option was by its terms to be effective in accordance with all applicable Laws and all required approvals by the Shareholders were timely obtained. Upon any issuance of any Common Shares in accordance with the terms of the Stock Option Plan, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable.

(c)                                  On the date hereof, there are 7,366,418 Common Shares reserved for issuance under the Warrants. Section 2(c) of the Company Disclosure Letter sets forth a complete and accurate list of Warrants issued and outstanding on the date hereof, including a unique identifier for the holder, the date of grant, term, number of Common Shares and exercise price.  Each Warrant has been granted with an exercise price no less than the fair market value of the underlying shares on the date of grant.  Upon any issuance of any Common

Shares in accordance with the terms of the Warrants, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable.

(d)                                 On the date hereof, there are 180,000 SARs outstanding. Section 2(d) of the Company Disclosure Letter contains a complete and accurate list of the SARs issued and outstanding as of the date hereof, including, with respect to each such SAR, a unique identifier for the holder, the date of grant, the Base Price per Common Share subject to such SAR, the number of Common Shares covered by such SAR at the time of grant (as adjusted to reflect all splits, combinations, share dividends and other adjustments), the number of Common Shares then remaining covered by such SAR, the vesting schedule (including a description of all applicable accelerated vesting provisions) and the expiration date. Each SAR has been granted with a Base Price no less than the fair market value of the underlying Common Shares on the date of grant. No Common Shares will be issued upon settlement of any SARs. All grants of SARs were validly issued and properly approved by the Board of Directors.

(e)                                  Except as set forth above and except for the SRP Rights issued pursuant to the Shareholder Rights Plan, there are no outstanding (A) shares of, or other equity or voting interests in, the Company, (B) Convertible Securities or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (C) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (D) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (A), (B), (C) and (D), together with the shares of the Company, the options, the warrants and the SARs being referred to collectively as “Company Securities”) or (E) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  There are no Contracts which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Securities.

(f)                                   None of the Company or any of its Subsidiaries (A) is a party to any agreement with respect to the voting of, restricting the transfer of, or granting preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any securities of the Company (other than this Agreement and the Voting Support Agreements) or (B) has any contractual obligation to file a prospectus or registration statement under Applicable Securities Laws, in respect of any securities of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Shareholders on any matter.

(g)                                  The aggregate value of the assets of the Company and its Subsidiaries, calculated in the manner prescribed by the Investment Canada Act, is less than Cdn.$330 million and neither the Company nor its Subsidiaries carry on a cultural business (as such term is defined in the Investment Canada Act).

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(h)                                 Other than the SARs listed in Section 2(d) of the Company Disclosure Letter, there are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Company.

3.             Subsidiaries.

(a)                                 Section 3(a) of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Other than as listed in Section 3(a) of the Company Disclosure Letter and except for the Company’s Subsidiaries, the Company does not own, directly or indirectly, any shares of, or other equity or voting interest in, any person.

(b)                                 All of the outstanding shares of, or other equity or voting interest in, each Subsidiary of the Company (A) have been duly authorized, validly issued and are fully paid and non-assessable and (B) are owned, directly or indirectly, by the Company, free and clear of any Lien or other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or voting interest) that would prevent the operation by Parent of such Subsidiary’s business as presently conducted.

(c)                                  There are no outstanding (A) Convertible Securities or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (B) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (C) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (A), (B) and (C), together with the shares of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (D) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities.  There are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(d)                                 There are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, any of the Company’s Subsidiaries.

4.             Corporate Authority; Approval and Fairness.

(a)                                 The Company has all requisite corporate power, authority and capacity to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Arrangement and the other transactions contemplated under this Agreement (collectively, the “Transactions”), subject only to the approval by the Board of Directors of the Company Circular and the Requisite Shareholder Approval for the Arrangement in the manner required by the Interim Order and applicable Laws and

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approval by the Court.  The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions, subject only to the approval by the Board of Directors of the Company Circular and receipt of the Requisite Shareholder Approval at the Company Meeting.  This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Purchaser, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)                                 At a meeting duly called and held prior to the execution and delivery of this Agreement, the Board of Directors adopted resolutions by the unanimous vote of all directors of the Company (A) authorizing and approving this Agreement, the Arrangement and the Transactions in accordance with the requirements of NSCA, (B) determining that the terms of this Agreement, the Arrangement, the Transactions and the Consideration to be received by the Shareholders are fair to the holders of such Common Shares and that the Arrangement is in the best interests of the Company and (C) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement (“Company Recommendation”), and, as of the date hereof, none of the aforesaid actions by the Board of Directors have been amended, rescinded or modified.

(c)                                  The Company and the Board of Directors have taken all necessary steps as contemplated by the Shareholder Rights Plan to waive the application of the Shareholder Rights Plan to the Transactions.

(d)                                 The Board of Directors has received the oral Fairness Opinion, and the Fairness Opinion has not been withdrawn or modified as of the date hereof.

5.             Governmental Filings; No Violations.

(a)                                 Other than (A) the Interim Order and any approvals required by the Interim Order, (B) the Final Order, (C) the Arrangement Filings under NSCA, (D) the Regulatory Clearances (and making the Competition Filings); (E) compliance with all Applicable Securities Laws, including the rules and policies of the Exchanges and (F) except as, individually or in the aggregate, (x) would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions.

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(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions will not, constitute or result in (A) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, the memorandum of association and articles of association of the Company or any of its Subsidiaries (or the comparable governing documents), (B) a breach or violation of, a termination or cancelation (or right of termination or cancelation) or a default (or an event which with notice or lapse of time or both would become a default) under, the creation or acceleration of any Liabilities under, or any change in the rights, benefits or obligations of any party under, any Contract or Permit to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets may be bound, (C) assuming compliance with the matters referred to in Section 5(a) of Schedule C and receipt of the Requisite Shareholder Approval at the Company Meeting, a violation of any Law or Order to which the Company, any of its Subsidiaries or any of their respective properties or assets may be subject, (D) the loss or impairment of, payment of any additional amounts with respect to or the consent of any other person being required in respect of, the Company’s or any of its Subsidiaries’ right to own or use any Company Intellectual Property or (E) the creation of a Lien on any of the assets or properties of the Company or any of its Subsidiaries, except, in the case of clause (B), (D) or (E) above, for any such breach, violation, termination, default, creation, acceleration, change, loss, impairment or payment that, individually or in the aggregate, (x) would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

6.             Company Reports; Financial Statements.

(a)                                 Since July 1, 2009, the Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it under Applicable Securities Laws (the forms, statements, certifications, reports and documents filed or furnished since July 1, 2009 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”).  Each of the Company Reports required to be filed or furnished under Applicable Securities Laws, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply, in all material respects with Applicable Securities Laws.  As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. All of the Company Reports required to be filed or furnished under Applicable Securities Laws are, or if not yet filed or furnished will be, publicly available on SEDAR or EDGAR to the extent required by Applicable Securities Laws. The Company has not filed any confidential material change report that at the date hereof remains confidential or, other than confidential treatment requests filed with the SEC for which a confidentiality order has been granted by the SEC, any other confidentiality filings under any Applicable Securities Laws.

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(b)                                 The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Exchanges and Applicable Securities Laws.

(c)                                  The Company is a “reporting issuer” under the Applicable Securities Laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, Ontario and Nova Scotia, and is not in default of any Applicable Securities Laws of any such Canadian jurisdiction.  None of the Company’s Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Applicable Securities Laws in any jurisdiction. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authorities seeking to revoke the reporting issuer status of the Company. The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act).

(d)                                 No delisting, suspension of trading in or cease trading order with respect to the Common Shares is pending or, to the knowledge of the Company, threatened.

(e)                                  The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) is effective in providing reasonable assurance that (A) the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (B) transactions are executed in accordance with management’s general or specific authorization, (C) transactions are recorded as necessary (I) to permit preparation of financial statements in conformity with GAAP, and (II) to maintain accountability for assets, (D) access to assets is permitted only in accordance with management’s general or specific authorization, and (E) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Board of Directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company has made available to the Parent (x) a summary of any such disclosure made by management to the Company’s auditors and audit committee since July 1, 2009 and (y) any material communication since July 1, 2009 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  For purposes of this Section 6(e), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325

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parts 2 and 3, as in effect on the date hereof.  Since July 1, 2009, none of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.  The Company has made available to the Parent a summary of all material complaints or concerns relating to other matters made since July 1, 2009 through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law.  No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of Applicable Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Board of Directors (or other committee designated for the purpose) or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(f)                                   To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(g)                                  The auditors of the Company are independent chartered accountants as required by applicable Laws and there is not now, and to the knowledge of the Company, there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(h)           Neither the Company nor any of its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its published financial statements or other Company Reports.

(i)                                     Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income, changes in Shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the results of operations, retained

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earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case, in accordance GAAP consistently applied during the periods involved, except as may be noted therein.

(j)                                    Neither the Company nor any of its Subsidiaries has incurred any liabilities of the type required to be set forth on a balance sheet prepared in accordance with GAAP other than (A) liabilities reflected or otherwise reserved against in the Audited Balance Sheet, (B) liabilities incurred pursuant to this Agreement, (C) liabilities incurred in the ordinary course of business since the date of the Audited Balance Sheet in amounts and of the type consistent with the ordinary course of business, and (D) liabilities that are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(k)                                 Each Option and SAR was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

7.             Absence of Certain Changes.

(a)                                 Since the date of the Audited Balance Sheet, other than in connection with the Transactions, the Company and its Subsidiaries have conducted their respective business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of business.

(b)                                 Since the date of the Audited Balance Sheet, there has not occurred: (A) a Company Material Adverse Change; (B) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; or (C) any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.1 of this Agreement.

8.             Legal Proceedings.  There is no action, claim, suit, litigation, arbitration, investigation or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private) by or before any Governmental Entity, arbitrator, mediator or other tribunal (collectively, “Proceedings”) pending or, to the knowledge of the Company, threatened, against the Company, any of its Subsidiaries or any of their respective properties or assets (other than disputes of a type as may arise from time to time in the Company’s ordinary course of business and which would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries, taken as a whole).  There is no material Order to which the Company, any of its Subsidiaries or any of their respective properties or assets is subject.

9.             Employee Benefits.

(a)                                 All benefit and compensation plans, Contracts, policies or arrangements covering current or former employees, current or former consultants or current or former directors of the Company and its Subsidiaries under which the Company or any of its Subsidiaries has (or may have) an obligation (contingent or otherwise), whether funded or unfunded, insured or self-insured, written or unwritten, including any such plan, Contract, policy or arrangement relating to retirement savings, pensions, superannuation, profit sharing, deferred compensation, bonuses, incentive compensation (whether cash-based or

8

otherwise), share purchase, share appreciation rights, stock option or other equity compensation, life or accident insurance, workers compensation, hospitalization, health, medical or dental treatment or expenses, disability, employment insurance benefits, employee loans, vacation pay, personal/carer’s leave, severance or termination pay or benefits, retention, change in control, employment or other benefits (the “Benefit Plans”), are listed on Section 9(a) of the Company Disclosure Letter by jurisdiction.

(b)                                 The Company has furnished to the Purchaser true, correct, up-to-date and complete copies of all the Benefit Plans (or, where oral, written summaries of the material terms thereof) as amended as of the date hereof together with all related documentation including current and past documents in effect at any time (or, with respect to past documents relating to any Benefit Plan that is not intended to be qualified under Section 401(a) of the Code, past documents in effect at any time during the last three years) and all amendments thereto, including annuity contracts, trust agreements or other funding vehicles, investment management agreements, funding agreements, actuarial reports, funding and financial information returns and statements, the most recent report on Form 5500 filed with the U.S. Internal Revenue Service (“IRS”) with respect to each Benefit Plan in effect on the date hereof (where required by applicable Law), current asset valuations, collective agreements, participation agreements, current summary plan descriptions (where required by applicable Law), all professional opinions (whether or not internally prepared) with respect to each Benefit Plan, all material internal memoranda concerning the Benefit Plans, copies of material correspondence, including correspondence with Governmental Entities, trustees and collective bargaining agents, with respect to each Benefit Plan and plan summaries, employee booklets and personnel manuals.  The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the current and former participants and their beneficiaries concerning each Benefit Plan, together with all written communications of a general nature provided to such current and former participants and their beneficiaries, accurately summarize the benefits provided under each such Benefit Plan referred to therein.

(c)                                  All Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such Benefit Plans including the terms of the material documents that support such Benefit Plans, any applicable collective agreement and all applicable Laws and none of the Company, any of its Subsidiaries or agents or any fiduciary, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Benefit Plans or the trusts or other funding media relating thereto. None of the Benefit Plans is intended to be qualified under Section 401(a) et seq. of the Code, nor have any advance tax rulings been sought or received in respect of any Benefit Plans (whether relating to Section 401(a) et seq. of the Code or any other Law).

(d)                                 None of the Benefit Plans is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act or is required to be registered under the Pension Benefits Act (Ontario) or similar legislation of any other jurisdiction.

(e)                                  All contributions or premiums required to be made by the Company or a Subsidiary under the terms of each Benefit Plan, any collective bargaining agreement or by applicable Law have been made in a timely fashion in accordance with applicable Law and the terms of the Benefit Plans and any applicable collective bargaining agreement, no Taxes, penalties or fees are owing or exigible in respect of any of the Benefit Plans and neither the Company nor any Subsidiary has and as of the Effective Time will not have,

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any actual or potential unfunded liabilities (other than liabilities accruing after the Effective Time) with respect to any of the Benefit Plans.  All liabilities of the Company and the Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Benefit Plans have been fully and accurately reflected in the Audited Balance Sheet.

(f)                                   None of the Benefit Plans provides benefits beyond retirement or other termination of service (including any continuation coverage benefits pursuant to any applicable Law) to current or former employees or current or former directors or to the beneficiaries or dependants of such employees or directors except to COBRA qualified beneficiaries at their own and not at the Company’s expense.

(g)                                  Neither the Company nor any of its Subsidiaries has any plan or obligation to create any new Benefit Plan. No improvements to any Benefit Plan have been promised, and no amendments or improvements to any Benefit Plan will be made or promised by the Company prior to the Effective Time.

(h)                                 To the knowledge of the Company, all data used to administer each Benefit Plan is true and correct.

(i)                                     To the knowledge of the Company, no Benefit Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated Proceeding initiated by any Governmental Entity or by any other person (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such Proceeding.

(j)                                    None of the execution of this Agreement, the approval of the Plan of Arrangement by the Shareholders of the Company, or the consummation of the Transactions (either alone or in conjunction with any other additional or subsequent event, contingent or otherwise) will or may result in any payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase the amount payable or result in any other obligation pursuant to, any of the Benefit Plans or otherwise.

(k)                                 Neither the Company nor any other person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law, has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability or obligation under, (A) a “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, (B) a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA, or (C) any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code.

(l)                                     No employee has received or could reasonably be expected to receive any payment or benefit from the Company or any of its Subsidiaries that (A) could reasonably be expected to be non-deductible pursuant to Section 162(m) of the Code or any other applicable Law or (B) could reasonably be expected to result in the payment or receipt of an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.  Neither the Company nor any of its Subsidiaries is obligated to provide a gross-up payment or other financial assistance to any “disqualified individual” (as such term is

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defined in Treasury Regulation Section 1.280G-1) for any excise tax liability pursuant to Section 4999 of the Code.

(m)                             Each Benefit Plan that is a non-qualified deferred compensation arrangement within the meaning of Section 409A of the Code (A) was, prior to January 1, 2009, operated and administered in a good faith to comply in all respects with the applicable requirements of Section 409A of the Code and the applicable IRS guidance thereunder and (B) for all periods on or after January 1, 2009, has been documented, operated and administered in full compliance with Section 409A of the Code and the applicable Treasury Regulations thereunder. The Company does not have any obligation to indemnify, hold harmless or provide any tax gross-up payment to any individual with respect to any penalty tax, interest payments or other liability such individual may incur under Section 409A of the Code.

(n)                                 Each Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable opinion or determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from U.S. federal income taxation under Section 501(a) of the Code, or has applied to the IRS for such favorable determination letter within the remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of such qualifications of any such Benefit Plan.  Neither the Company nor any of its Subsidiaries has engaged in a transaction that could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.  Each Benefit Plan is being, and has been, administered substantially in accordance with its terms and complies in all material respects with and is being, and has been, administered substantially in material compliance with the requirements prescribed by any and all applicable Laws.

10.          Legal and Regulatory Compliance.

(a)                                 The Company and each of its Subsidiaries, and, to the knowledge of the Company, their respective properties and assets, are and since January 1, 2008 have been in compliance in all material respects with all applicable Laws and Orders.  Neither the Company nor any of its Subsidiaries (A) has received any written notice from any Governmental Entity alleging any violation or potential violation by the Company or any of its Subsidiaries of any applicable Law or Order nor (B) has provided any written notice to any Governmental Entity regarding any violation or potential violation  by the Company or any of its Subsidiaries of any applicable Law or Order, and no such notice referred to in clauses (A) or (B) remains outstanding or unresolved as of the date of this Agreement.  To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened.

(b)                                 Each of the Company and its Subsidiaries has (and at the time of the performance of all preclinical research, clinical development and manufacturing that it has conducted or sponsored, it did have) all Permits necessary to conduct its business as presently conducted, including all such Permits required by the FDA or any other applicable Governmental Entity responsible for the oversight and approval of the research, development or commercialization of pharmaceutical or medicinal products (collectively with the FDA, “Regulatory Authorities”) necessary to conduct its business as presently conducted or as conducted at the time of such activities, as applicable, except those

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Permits that are not related to the Key Product the absence of which, individually or in the aggregate, (x) are not, and would not reasonably be, material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.  All such Permits are valid and in full effect, and no suspension, revocation or termination of any such Permit is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations with respect to such Permits that are not related to the Key Product that, individually or in the aggregate, (x) are not, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.  Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding (a) any violation or potential violation by the Company or any of its Subsidiaries of any Permits or the failure to have any required Permits, or (b) any suspension, revocation or termination of any Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement.  There are no, and have not been any, inspection observations, notices pursuant to 21 U.S.C. Section 374 or any non-U.S. equivalents thereof, warning letters, untitled letters or similar documents that assert a lack of compliance by the Company or any of its Subsidiaries with any applicable Laws.

(c)                                  All pre-clinical studies and clinical trials related to a Company Pharmaceutical Product, and other studies and tests related to a Company Pharmaceutical Product conducted by or on behalf of the Company or any of its Subsidiaries have, to the knowledge of the Company, been, and if still pending are being, conducted in compliance in all material respects with all applicable Laws (including those pertaining to Good Laboratory Practice and Good Clinical Practice contained in 21 C.F.R. Part 58 and Part 312, all applicable requirements relating to protection of human subjects contained in 21 C.F.R. Parts 50, 54, and 56 and all applicable registration and publication requirements (including, if applicable, registration on http://clinicaltrials.gov)) and any non-U.S. equivalents thereof.  No clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion, and no Regulatory Authority, clinical investigator that has participated or is participating in, or institutional review board or ethics committee that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has commenced or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any ongoing clinical trial conducted by or on behalf of the Company or any of its Subsidiaries.

(d)                                 None of the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers or current or former employees nor any other person involved in the development of the Company Pharmaceutical Products, has been convicted of any crime or engaged in any conduct that in any such case has resulted in debarment under 21 U.S.C. Section 335a or exclusion from participation in any Federal health care program pursuant to 42 U.S.C. Section 1320a-7 or any applicable non-U.S. equivalent thereof, and there are currently no investigations regarding any debarments or exclusions pending.

(e)                                  The Company has made available to the Parent complete and correct copies of each application or other material filing including all material related supplements, amendments, correspondence and annual reports made with any Regulatory Authority made on behalf of the Company or any of its Subsidiaries relating to the Key Product.

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The Company has made available to the Parent complete and correct copies of each material application or other material filing including all material related supplements, amendments, correspondence and annual reports made with any Regulatory Authority made on behalf of the Company or any of its Subsidiaries relating to CYT 997.

(f)                                   To the knowledge of the Company, there is no information that would reasonably be expected to prevent the acceptance or the subsequent approval of any filing or application for approval of the Key Product by a Regulatory Authority in the European Union, Australia, Canada or the United States.

(g)                                  As applicable, all material applications, reports, documents, claims, Permits and notices required to be filed, maintained or furnished to any Regulatory Authority by the Company or any of its Subsidiaries, with respect to the Key Product, have been so filed, maintained or furnished (“Product Applications”). All Product Applications: (A) have been made available to the Parent; and (B) were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) or issued.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee or agent or distributor of the Company or its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to any Regulatory Authority, failed to disclose a material fact required to be disclosed to any Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure or non-disclosure was made, would reasonably be expected to provide a basis for any Regulatory Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy or applicable non-US equivalent thereof.

(h)                                 To the knowledge of the Company, all manufacturing operations conducted for the benefit of the Company or any of its Subsidiaries with respect to any Company Pharmaceutical Product being used, or intended for use, in humans (including pursuant to any clinical trial) have been and are being conducted in accordance with GMP Regulations.

(i)            To the knowledge of the Company, no facts exist that would give rise to the Key Product being recalled or the suspension, revocation or termination of any clinical trials.

(j)                                    Section 10(j) of the Company Disclosure Letter sets forth a true and complete list of each country in which a clinical trial related to the Key Product is being or has been conducted by or on behalf of the Company or any of its Subsidiaries.

11.          Healthcare Data Privacy and Security.

(a)                                 To the knowledge of the Company, the Company and its Subsidiaries (A) have operated their businesses in compliance with all Laws relating to personal information, including medical records and medical information privacy, that regulate or limit the collection, maintenance, use, disclosure, processing or transmission of medical records, patient information or other personal information made available to or collected by the Company or its Subsidiaries in connection with the operation of its business (the “Healthcare Data Requirements”) and (B) have implemented all confidentiality, security and other protective measures required by the Healthcare Data Requirements, in each case, in all material respects.  Without limiting the foregoing, the Company and its Subsidiaries are

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and have at all times been in compliance with the privacy and security requirements of the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), the Personal Information Protection and Electronic Documents Act (Canada) and other applicable privacy Laws of any jurisdiction (collectively, “Privacy Laws”).

(b)                                 To the knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any breach, misappropriation, or unauthorized collection, use or disclosure of any personal information and all protected health information (with protected health information having the meaning set forth in 45 C.F.R. § 160.103) for which written notification was given or required to be given under applicable Privacy Laws.

(c)                                  The Company has not been notified in writing of and is not, to the knowledge of the Company, the subject of, any complaint, regulatory investigation or Proceeding related to data security or privacy.

12.          Unlawful Payments.

(a)                                 Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective managers, directors, officers, agents, employees or other persons acting on behalf of or in the name of the Company or any of its Subsidiaries have, in any material way: (A) with the corrupt intent to obtain or retain business, offered or used any corporate funds for any unlawful contribution to any political campaign or activity; (B) if and to the extent applicable, violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any other equivalent Laws concerning bribing a foreign public official and the accuracy of books and records; or (C) with the corrupt intent to obtain or retain business, offered or given any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value to any healthcare professional in violation of applicable Law.

(b)                                 The operations of the Company and each of its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

13.          Material Contracts.

(a)                                 For purposes of this Agreement, a “Material Contract” means any Contract (or group of related Contracts) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound:

(i)                                     that is filed or required to be filed by the Company as a “material contract” under Applicable Securities Laws in Canada;

(ii)                                  that (A) purports to limit or otherwise restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any business or geographic or therapeutic area (or that, following the Arrangement, would by its

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terms apply such limits or other restrictions to the Parent or its Subsidiaries), (B) grants any exclusive rights, (C) contains a “most favored nation” or similar provision, (D) includes any “take or pay” or “requirements” obligation, (E) otherwise purports to prohibit or limit the right of the Company or any of its Subsidiaries to develop, license, sell or distribute any products or services or (F) that purports to limit or otherwise restrict the ability of the Company or its Subsidiaries to solicit for hire or to hire any person;

(iii)                               (A) containing any standstill, or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another person, (B) containing a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than $100,000 or (C) relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of shares or assets or otherwise);

(iv)                              that would prevent, materially delay or materially impede the Company’s ability to consummate the Transactions;

(v)                                 that is between the Company or any of its Subsidiaries and any of their respective directors, officers, affiliates or any person beneficially owning five percent (5%) or more of the outstanding Common Shares;

(vi)                              that involves the payment or receipt by the Company or its Subsidiaries of royalties or other amounts in consideration for rights to practice any Intellectual Property of more than $100,000 in the aggregate;

(vii)                           (A) for the furnishing of services or the sale of products which involves, or would reasonably be expected in the future to involve, consideration in excess of $100,000 in any 12 month period, (B) for the receipt of services by a third party or for the purchase of raw materials, commodities, supplies, products, or other personal property, which involves payment by the Company or any of its Subsidiaries of consideration in excess of $100,000 in any 12 month period or which would reasonably be expected to involve payment by the Company or any of its Subsidiaries of consideration in excess of $100,000 in any future 12 month period during the term of such agreement except for payments to trade creditors in the ordinary course of business or (C) that provides for future payment obligations by the Company or any of its Subsidiaries of $100,000 or more related to clinical trials of Company Pharmaceutical Products;

(viii)                        under which any of the Company or any of its Subsidiaries is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a third person which requires future annual payments in excess of $100,000;

(ix)                              pursuant to which the Company or any of its Subsidiaries has entered into a partnership, joint venture, collaboration or other similar arrangement with any person (other than intercompany agreements);

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(x)                                 for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $100,000;

(xi)                              pursuant to which the Company or any of its Subsidiaries agrees not to make use of any material right in any Intellectual Property owned by the Company or any of its Subsidiaries;

(xii)                           pursuant to which the Company or any of its Subsidiaries has outstanding indebtedness, or provides a guarantee in a principal amount in excess of $100,000 other than indebtedness to trade creditors incurred in the ordinary course of business;

(xiii)                        containing a settlement with respect to a Proceeding (whether commenced or threatened in writing) of any nature;

(xiv)                       which requires future payments by the Company or any of its Subsidiaries in excess of $100,000 per annum containing “change of control” or similar provisions (whether or not such payments or benefits are contingent upon the occurrence of any other event);

(xv)                          under which the Company or its Subsidiaries have received, or are entitled to receive, payment from any person for use in the research or development of any Company Pharmaceutical Product;

(xvi)                       under which the Company is obligated to make future payments of over $100,000 for the research, development, or commercialization of any Company Pharmaceutical Product;

(xvii)                    pursuant to which the Company, any of its Subsidiaries or any other party thereto has material continuing obligations, rights or interests relating to the research, development, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to any Company Pharmaceutical Product;

(xviii)                 any Company Lease;

(xix)                       any employment, contractor or consulting Contract with any Company employee with annual compensation in excess of Cdn$200,000;

(xx)                          any Contract that provides for any change of control, severance or termination pay or other compensation or benefits related to termination of employment or services to the Company or any of its Subsidiaries;

(xxi)                       any collective bargaining agreement or other similar Contract with a union, works council, trade union or other labor relations entity;

(xxii)                    any Contract with any current or former officer or director of the Company or any of its Subsidiaries; or

(xxiii)                 any Contract of which the Company has knowledge to which any employee, consultant or independent contractor of the Company or a Subsidiary is bound that in any manner purports to (A) restrict such employee’s, consultant’s or

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independent contractor’s freedom to engage in any line of business or activity or to compete with any other Person, or (B) assign to any other Person such employee’s, consultant’s or independent contractor’s rights to any Intellectual Property that relate to the business of the Company and its Subsidiaries.

(b)                                 Section 13(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, and identifies each subsection of Section 13(a) that describes such Material Contract.  The Company has delivered or made available to the Parent true, correct and complete copies of the Material Contracts, including all amendments, supplements and modifications thereto.  Each of the Material Contracts is valid and binding on the Company or its applicable Subsidiary and, to the knowledge of the Company, each other party thereto and is in full force and effect.  None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is in breach of, or default under, in any material respect, any Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto.  Neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract.

(c)                                  Section 13(c) of the Company Disclosure Letter contains a complete and accurate list of all Designated Contracts.

14.          Properties and Assets.

(a)                                 Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property.

(b)                                 None of the Company Leases has been assigned by the Company or a Subsidiary in favour of any person. The current uses of each property subject to a Company Lease comply with applicable Law. Except as disclosed in Section 14(b) of the Company Disclosure Letter, no consent is required nor is any notice required to be given under any Company Lease by any party thereto or any other person in connection with the completion of the Transactions in order to maintain all rights of the Company or a Subsidiary, as the case may be, under such Company Lease. The completion of the Transactions will not afford any party to any of the Company Leases or any other person the right to terminate any Company Lease nor will the completion of such transactions result in any additional or more onerous obligation on the Company or a Subsidiary, as the case may be, under any Company Lease.

(c)                                  The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are in good operating condition and repair, ordinary wear and tear excepted, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted or over the last twelve months prior to the date hereof, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens and defects in title that, individually or in the aggregate, are not and

17

would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

15.          Environmental Matters.

(a)                                 (A) The Company and its Subsidiaries are in compliance with and have complied at all times with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with the terms of any consents, registrations, approvals, Permits or authorizations required to be obtained from any Governmental Entity under any Environmental Laws; (B)  no property (including soils, groundwater, surface water, buildings or other structures) currently owned, leased or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance in amounts or concentrations exceeding applicable governmental criteria or requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Company or any of its Subsidiaries; (C) no property formerly owned, leased or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance from the operations or activities of the Company or any of its Subsidiaries during or prior to such period of ownership, lease or operation requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Company or any of its Subsidiaries; (D) neither the Company nor any of its Subsidiaries has incurred any Liability, nor, to the knowledge of the Company, been alleged to be Liable, for any Hazardous Substance disposal or contamination on any third-party property, including any sites to which the Company or any of its Subsidiaries have or may have sent Hazardous Substances, now or in the past; (E) neither the Company nor any of its Subsidiaries has released any Hazardous Substance other than in compliance with Environmental Laws; (F) neither the Company nor any of its Subsidiaries is subject to any Order or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (G) to the knowledge of the Company there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any Proceeding, Liability or investigation pursuant to any Environmental Law; and (H) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral, notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is or was in violation of, or has or had Liability under, any Environmental Law.

(b)                                 The Company has delivered to the Parent copies of all environmental reports, studies, assessments, sampling data and other environmental reviews in its possession as of the date of this Agreement relating to the Company or any of its Subsidiaries or their respective current and former properties or operations.

16.          Taxes.

(a)                                 The Company and each of its Subsidiaries:

(i)                                     has prepared in good faith and has duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other material Tax Returns required to be filed by, with respect to, or on behalf of any of them with any Governmental Entity, and all such Tax Returns are true, correct and complete in all material respects;

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(ii)                                  has timely paid all material Taxes, whether or not shown on any Tax Return, that are required to be paid by any of them at or prior to the date hereof except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(iii)                               has timely deducted, withheld and remitted (or accounted for) to the proper Governmental Entities all material Taxes required to have been deducted, withheld and remitted (or accounted for) by any of them in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the Tax Act) or a non-resident with respect to any paying Subsidiary’s jurisdiction of residence or other third party, in compliance with all applicable Laws related to Taxes, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; and

(iv)                              has not waived any statute of limitations with respect to any material Taxes, agreed to any extension of time with respect to the assessment, reassessment or collection of a material Tax.

(b)                                 There are not pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(c)                                  The Company and its Subsidiaries have charged, collected and remitted on a timely basis all material Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by any of them.

(d)                                 To the knowledge of the Company, no material deficiencies have been asserted by any Governmental Entity with respect to Taxes of the Company or any of its Subsidiaries.

(e)                                  The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company or any Subsidiary and any person that is not dealing at arm’s length with the Company or such Subsidiary, as the case may be, do not materially differ from those that would have been made between persons dealing at arm’s length, and each of the Company and each Subsidiary has complied in all material respects with the transfer pricing requirements of any applicable Law.

(f)                                   Adequate provision has been made on the consolidated financial statements of the Company for all Taxes assessed and all Taxes owing by the Company or any Subsidiary that are not yet due and payable and relate to periods ending prior to the date hereof.

(g)                                  The Company has not, within the six months that precede the date of this Agreement, made any “investment”, as that term is defined for purposes of proposed section 212.3 of the Tax Act, in any corporation that is, or will be prior to the Effective Time, a “foreign affiliate” of the Company for purposes of the Tax Act.

17.          Labor and Employee Matters.

(a)                                 Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or similar labor

19

organization.  No employees of the Company or any of its Subsidiaries are represented by any labor union or similar labor organization with respect to their employment with the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is the subject of any Proceeding that is pending, or, to the knowledge of the Company, threatened asserting that the Company or any of its Subsidiaries has committed an unfair or unlawful labor practice or seeking to compel it to bargain with any labor union or similar labor organization.  There is no labor strike, dispute, slowdown, stoppage or lockout involving the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b)                                 Section 17(b) of the Company Disclosure Letter contains a complete and accurate list of all of the employees of the Company and its Subsidiaries and other persons who are receiving remuneration for work or services provided to the Company or any of its Subsidiaries who are not employees as of the date of this Agreement, and the position, status, length of service, location of employment, compensation (wage or salary, bonus, deferred compensation, commission or individual severance arrangements) and benefits of each employee and the terms on which each other person who is providing work or services to the Company or any of its Subsidiaries is engaged.  Except as set out on Section 17(b) of the Company Disclosure Letter, no employee of the Company or any of its Subsidiaries is on a long-term disability leave of absence, receiving benefits pursuant to applicable workers compensation legislation, or otherwise an inactive employee.

(c)                                  Except as listed on Section 17(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any written contract in respect of any employee (A) with annual compensation in excess of Cdn.$200,000 or (B) which provides such employee with termination or severance entitlements in excess of those required by applicable Law.

(d)                                 As of the date of this Agreement, to the knowledge of the Company, there is no current employee of the Company or any of its Subsidiaries above the level of Vice President, with an annual salary in excess of Cdn$200,000, and/or who is a member of the clinical development team, who intends to terminate his or her employment.

(e)                                  To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, assignment of invention covenant, restrictive covenant or other obligation to (A) the Company or any of its Subsidiaries or (B) a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets, confidential or proprietary information.

(f)                                   All current and former officers and employees of the Company or any of its Subsidiaries who are or have been involved in the creation or development of Company Intellectual Property material to the manufacture, use, sale, offer for sale or importation of any Company Pharmaceutical Products have executed and delivered to the Company an agreement providing for the protection of proprietary information and the assignment to the Company of such Intellectual Property.  All current and former consultants and independent contractors to the Company or any of its Subsidiaries who are or have been involved in the creation or development of Company Intellectual Property material to the manufacture, use, sale, offer for sale or importation of any Company Pharmaceutical

20

Products have executed and delivered to the Company an agreement providing for the protection of proprietary information and the assignment to the Company of such Intellectual Property.

(g)                                  Neither the Company nor any of its Subsidiaries is a party to any Proceeding under any applicable Law relating to their employees or former employees, nor is the Company aware of any factual or legal basis on which any such Proceeding might be commenced.

(h)                                 Neither the Company nor any of its Subsidiaries is or has been required to maintain an affirmative action plan.

(i)                                     The Company and each of its Subsidiaries is and has been in material compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, superannuation, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and, in each case, with respect to employees of the Company or any of its Subsidiaries: (A) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, (B) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Company or any of its Subsidiaries (other than routine payments to be made in the ordinary course of business) and (C) the Company and its Subsidiaries have not received notice of any complaint filed by any of the employees against the Company or its Subsidiaries claiming that the Company or any Subsidiary has violated employment or labour laws.

(j)                                    There are no unsatisfied judgments or awards against the Company or any of its Subsidiaries by any current or former employee and, to the knowledge of the Company, pending or threatened audit by any Governmental Entity related to any of the employment practices of the Company or any of its Subsidiaries.

(k)                                 There is, to the knowledge of the Company, no pending or threatened or reasonably anticipated Proceeding against the Company or any of its Subsidiaries under any worker’s compensation policy or long-term disability policy or for claims of harassment or wrongful termination.

(l)                                     Neither the Company nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other agreement or Order with any Governmental Entity with respect to employment practices.

(m)                             The services provided by each employee of the Company or any of its Subsidiaries in any jurisdiction (other than Canada, Australia and the United Kingdom) is terminable at the will of the Company or any of its Subsidiaries and any such termination would result in no Liabilities to the Company.

(n)                                 To the knowledge of the Company, neither the Company nor any of its Subsidiaries has any Liabilities with respect to any misclassification of: (A) any person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages.

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(o)                                 The Company and its Subsidiaries: (A) are in material compliance with all applicable Laws with respect to its independent contractors; and (B) have withheld, reported and paid all material amounts required by applicable Laws or by contract to be withheld, reported and paid with respect to any current or former independent contractors or directors.

18.          Intellectual Property.

(a)                                 Section 18(a) of the Company Disclosure Letter contains a complete and accurate list of all Company Registered IP.  Section 18(a)(A) of the Company Disclosure Letter sets forth the jurisdictions in which such Company Registered IP has issued, or applications have been filed, the name of the owner, the application or registration number, the filing date, and as applicable the date of registration and the expiration date of such Intellectual Property.  The Company is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Company Registered IP, and to the knowledge of the Company, all Company Registered IP is valid, subsisting and enforceable.  No Company Registered IP is subject to any outstanding order, judgment or decree adversely affecting the Company’s or any of its Subsidiaries’ use thereof or rights thereto.  The Company has provided to the Parent complete and accurate copies of all relevant applications, prosecution file histories for Patents for the Key Product that are not publicly available.

(b)                                 All necessary registration, maintenance and renewal fees for the Company Registered IP have been paid and all necessary documents and certificates have been filed with the relevant Governmental Entity for the purpose of maintaining such Company Registered IP. Section 18(b) of the Company Disclosure Letter accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is one hundred twenty days after the date of this Agreement in order to maintain the Company Registered IP in full force and effect (but excluding any such action, filing or payment the requirement for which first comes into being after the date of this Agreement and was unknown prior to the date of this Agreement).

(c)                                  The Company or one of its Subsidiaries owns, or, to the knowledge of the Company, has a valid right to use all Company Intellectual Property.  Without limiting the foregoing: (A) all documents and instruments necessary to establish, perfect and maintain the rights of the Company and its Subsidiaries in any Company Intellectual Property have been validly executed, delivered, filed and/or recorded in a timely manner with the appropriate Governmental Entity, (B) all officers, employees and contractors (as applicable) of Company and its Subsidiaries are obligated to assign to Company or its Subsidiary, as applicable, all inventions and other Intellectual Property made in the performance of their duties to Company or its Subsidiaries, and (C) to the knowledge of the Company, no officer or employee of the Company or any of its Subsidiaries is subject to any Contract with any other person that requires such officer or employee to assign any interest in inventions or other Intellectual Property to such other person.

(d)                                 To the knowledge of the Company, (A) neither the Company nor any of its Subsidiaries has infringed, misappropriated, or otherwise violated the Intellectual Property of any third party; and (B) no person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.  There has been no claim asserted or threatened in writing directed to the Company (including in the form of written offers or invitations to obtain a patent license)

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that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating the Intellectual Property of any third party, and to the knowledge of the Company, there is no basis for any such claim.

(e)                                  None of the Company nor any of its Subsidiaries is obligated to indemnify, defend, hold harmless any other person with respect to the infringement, misappropriation or other violation of any Intellectual Property.

(f)                                   Section 18(f) of the Company Disclosure Letter contains a complete and accurate list of all (A) IP Contracts and (B) agreements between the Company or one of its Subsidiaries and any contract research organization with respect to any Company Pharmaceutical Product other than non-disclosure agreements entered into in the ordinary course of business.  Each of the IP Contracts and other agreements described in the foregoing clause (B) is valid and binding on the Company or its Subsidiary and, to the knowledge of the Company, each other party thereto, and is in full force and effect.  None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is in breach of, or default under, in any material respect, any such IP Contracts or agreement described in the foregoing clause (B), and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto.  Neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any such IP Contract described in the foregoing clause (A) or agreement described in the foregoing clause (B).

(g)                                  To the knowledge of the Company, no Company Intellectual Property owned or exclusively licensed by the Company or any of its Subsidiaries is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other disposition of a dispute.

(h)                                 The Company and its Subsidiaries, to the extent applicable and material to the business, have taken commercially reasonable measures to protect the confidentiality of Trade Secrets that are owned by the Company or any of its Subsidiaries and such Trade Secrets have not been disclosed by the Company or any of its Subsidiaries to any person except pursuant to written nondisclosure agreements.

(i)                                     The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s or any of its Subsidiaries’ right to own or use any of the Company Intellectual Property.

(j)                                    Neither the Company nor any of its Subsidiaries has received any written notice from any third party challenging or threatening to challenge the right, title or interest of the Company or its Subsidiaries in, to or under the Company Intellectual Property, or the validity, enforceability or claim construction, as applicable, of any Company Intellectual Property.

(k)                                 There is no IP Contract under which the Company or any of its Subsidiaries has granted a license under Company Intellectual Property to any person to commercialize any Company Pharmaceutical Product.

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19.          Product Liabilities.  None of the Company or any of its Subsidiaries has received any written claim, and to the knowledge of the Company any other claim, and, to the knowledge of the Company, there are no incidents that could reasonably be expected to give rise to a claim for or based upon breach of product warranty (other than warranty service and repair claims in the ordinary course of business not material in amount or significance), strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint, adverse event report or any other similar allegation of liability, including or resulting in product recalls and including or resulting in bodily injury or property damage, arising from the materials, design, testing, manufacture, packaging, labeling (including instructions for use), clinical trials of or sale of the Company Pharmaceutical Products or from the provision of services, and to the knowledge of the Company, there is no basis for any such claim.  Except for compassionate use, the Company does not sell and has never sold any Company Pharmaceutical Products.

20.          Insurance.  Except as, individually or in the aggregate with other similar exceptions, has not had, or would not reasonably be expected to have, a Company Material Adverse Change, all insurance policies maintained by the Company and each of its Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and the Company and each of its Subsidiaries are otherwise in compliance with the terms and conditions of such policies.  Section 20 of the Company Disclosure Letter (A) contains a complete and accurate list of all material insurance policies maintained by or on behalf of the Company and each of its Subsidiaries as of the date hereof, and (B) a complete and accurate list of any and all claims submitted by the Company or any of its subsidiaries under any such policies.  Neither the Company nor any of its Subsidiaries has received any notice of cancellation, termination or non-renewal of any such policy or arrangement or any notice of material adjustment in the amount of the premiums payable with respect to any such policy, and there is no material claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements. There are no self-insurance arrangements in effect as of the date hereof with respect to the Company or any of its Subsidiaries.

21.          Brokers and Finders.  Except for Merrill Lynch Canada Inc. (a true and correct copy of whose engagement letter has been furnished to the Parent prior to the date hereof), there is no investment banker, broker, finder or other person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission in connection with the Arrangement or the Transactions.

22.          Suppliers.  Of the top 20 suppliers to the Company and its Subsidiaries during the fiscal year ended June 30, 2012, set forth in Section 22 of the Company Disclosure Letter is a complete and accurate list of the names of the top suppliers of raw materials, packaging, active ingredients, intermediates, excipients, finished products (including capsules, tablets, bottling and labeling) and distribution services to the Company and its Subsidiaries (the “Company Suppliers”).  Except as set forth in Section 22 of the Company Disclosure Letter, there exists no actual or threatened in writing, or to the knowledge of the Company otherwise threatened, termination, cancellation or limitation of, or any adverse change in, the business relationship of the Company or any of its Subsidiaries with any Company Supplier.

23.          Export Control and Import Laws.

(a)                                 The Company and each of its Subsidiaries have complied in all material respects with all applicable U.S. Laws and regulations, as well as any applicable non-US Laws and regulations regarding export and reexport controls (“Export Controls”), including (A) the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the International Traffic in Arms Regulations maintained

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by the Department of State and any applicable anti-boycott compliance regulations, and (B) the Export and Import Permits Act, Special Economic Measures Act, United Nations Act (including regulations under these various statutes) and other export control measures and trade and economic sanctions maintained or administered by the Canadian Department of Foreign Affairs and International Trade and/or the Canada Border Services Agency, as well as the Nuclear Safety Act and Control Act administered by the Canadian Nuclear Safety Commission. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Export Controls without obtaining prior authorization from the competent Governmental Entities as required by those Export Controls.  The Company and its Subsidiaries are in material compliance with all applicable import Laws (“Import Restrictions”), including (A) Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, and (B) the Special Import Measures Act and all regulations thereunder.

(b)                                 Section 23(b) of the Company Disclosure Letter accurately describes all of (A) the countries to which the goods, services, items, software, technology, or technical data of the Company or any of its Subsidiaries have been exported; and (B) the authority for the exports, including license number, license exception or no license required, for each good, service, item, software, technology, and technical data of the Company and its Subsidiaries.  Any such exports were in compliance with the applicable Laws and regulations of the country from which they were exported and all other applicable laws. No license is required under Export Controls to transfer any relevant goods, services, items, software, technology, or technical data from Company and its Subsidiaries to the Parent or its Subsidiaries.

(c)                                  None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Company or any of its Subsidiaries: (A) is, or is owned or controlled by, a person located in or subject to the sanctions administered by OFAC, including but not limited to the economic sanctions against Cuba, Iran, North Korea, Sudan or Syria; or (B) is included on any list of restricted entities, persons or organizations published by the government of the United States of America including the List of Specially Designated Nationals and Blocked Persons, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other applicable Law.

(d)                                 No Proceeding, claim, request for information, or subpoena is pending, or to the knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any of its Subsidiaries.  No voluntary self disclosures have been filed by or for the Company or any of its Subsidiaries with respect to known or possible violations of any Export Controls or Import Restrictions.

(e)                                  To the knowledge of the Company, neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability for violation of any Export Controls or Import Restrictions.

(f)                                   The Company and its Subsidiaries, or where permitted by applicable Law, its customs brokers and/or freight forwarders, have maintained in all material respects all records

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required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Controls and Import Restrictions.

24.          Related Party Transactions.

(a)                                 Except as set forth in the Company Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any shareholder that beneficially owns 5% or more of the Common Shares, on the other hand.

(b)                                 Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses in the ordinary course of business).

(c)                                  No related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over one (1)% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

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SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

1.                                      Organization, Good Standing and Qualification.  Each of the Parent and the Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not individually or in the aggregate with other such failures, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions (a “Parent Material Adverse Change”).

2.                                      Corporate Authority.  Each of the Parent and the Purchaser has all requisite corporate power, authority and capacity to execute and deliver this Agreement, to perform their obligations under this Agreement and to consummate the Transactions.  The execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their obligations under this Agreement and the consummation by the Parent and the Purchaser of the Transactions have been duly authorized by the boards of directors of the Parent and the Purchaser and no other corporate proceedings on the part of the Parent or the Purchaser are necessary to authorize the execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their obligations under this Agreement or the consummation by the Parent and the Purchaser of the Transactions.  This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding agreement of the Parent and the Purchaser enforceable against each of the Parent and the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.                                      Governmental Filings; No Violations.

(a)                                 Other than (A) the Interim Order and any approvals required by the Interim Order, (B) the Final Order, (C) the Arrangement Filings under the NSCA, (D) the Regulatory Clearances (and making the Competition Filings), (E) compliance with any Applicable Securities Laws, including the rules and policies of the Exchanges and (F) except as, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Change, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their obligations under this Agreement or the consummation by the Parent and the Purchaser of the Transactions.

(b)                                 The execution and delivery of this Agreement by the Parent and the Purchaser do not, and the performance by the Parent and the Purchaser of its respective obligations under this Agreement and the consummation by the Parent and the Purchaser of the Transactions will not, constitute or result in (A) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, the certificate of incorporation or bylaws of the Parent or the Purchaser (or the comparable governing documents), (B) a breach or violation of, a termination or cancelation (or right of termination or cancelation) or a default (or an event which with notice or lapse of time or both would become a default) under, the creation or acceleration of any Liabilities under, or any change in the rights, benefits or obligations of any party under, any Contract or Permit to which the Parent or any of its Subsidiaries is a party or by which the Parent, any of its Subsidiaries or any of their respective properties or assets may be bound, (C) assuming compliance with the matters referred to in Section 3(a) of Schedule D and receipt of the Requisite Shareholder Approval at the Company Meeting, a violation of any Law or Order to which the Parent, any of its Subsidiaries or any of their respective properties or assets may be subject or (D) the creation of a Lien on any of the assets or properties of the Parent or any of its Subsidiaries, except, in the case of clause (B) or (D) above, for any such breach, violation, termination, default, creation, acceleration, change, loss, impairment or payment that, individually or in the aggregate, would not reasonably be expected to, result in a Parent Material Adverse Change.

4.                                      Legal Proceedings.  As of the date of this Agreement, there are no Proceedings pending or, to the knowledge of the Parent, threatened against the Parent or the Purchaser that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the Transactions, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Change.

5.                                      Funds Available.  The Parent will have at the Effective Time sufficient funds or have made adequate arrangements to ensure that the required funds are available to effect payment in full of the Consideration for all the Common Shares acquired pursuant to the Transactions.

7.                                      Investment Canada Act. The Parent is a WTO investor within the meaning of the Investment Canada Act.

8.                                      No Collateral Benefit. As of the date hereof, to the knowledge of the Parent and the Purchaser, except as set forth in the Company Disclosure Letter, no related party of the Company (within the meaning of MI 61-101) is, or will be, entitled to receive a “collateral benefit” (within the meaning of such instrument) as a consequence of any transaction contemplated under this Agreement; or is, or will be, a part to any “connected transaction” (within the meaning of such instrument) to any transaction contemplated under this Agreement.

9.                                      No Other Voting Agreements. Other than this Agreement and the Voting Support Agreements, none of the Parent, the Purchaser, any of their affiliates or any person acting jointly or in concert with any of them is party to any agreement, arrangement or understanding with any holder of securities of the Company directly or indirectly relating to any such securities or the Company, including the voting, sale or other transfer of such securities.

10.                               Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or the Parent or their affiliates who might be entitled to any fee or commission from the Company or any of its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

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SCHEDULE E

PROCEDURES FOR REQUESTING CONSENT OF THE PARENT UNDER SECTION 5.1(1)

If the Company desires to take an action which, without the prior written consent of the Parent, would be prohibited pursuant to Section 5.1, prior to taking such action the Company must request such written consent by sending an email addressed to both of the following individuals, and may not take such action until such consent has been received in writing from either of the following individuals; provided, however, that in the event the Company does not receive a response from either such individual within five business days of such email request (or, in any event, does not receive a response from either such individual either granting or denying such consent request within ten business days of such email request), the Company shall be permitted to take such action, the lack of response being deemed to be consent by the Parent for such action:

Brian Sander

Email address: Brian.Sander@gilead.com

Liz Bhatt

Email address: Liz.Bhatt@gilead.com

SCHEDULE E

SECTION 2 OF THE THIRD SCHEDULE OF THE COMPANIES ACT (NOVA SCOTIA)

2      (1) A holder of shares of any class of a company may dissent if the company is subject to an order under clause (d) of Section 3 hereof that affects the holder or if the company resolves to

(a)   amend its memorandum or articles to add, change or remove any provisions restricting or constraining the issue or transfer of the shares of that class;

(b)   amend its memorandum or articles to add, change or remove any restriction upon the business or businesses that the company may carry on;

(c)   amalgamate with another company, other than any wholly-owned subsidiary of the company;

(d)   be continued under the laws of another jurisdiction under subsection (5) of Section 133 of the Act; or

(e)   sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the company.

(2)   A holder of shares of any class or series of shares entitled to vote separately as a class or series upon any such amendment may dissent if the company resolves to amend its memorandum or articles to

(a)   increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class;

(b)   effect an exchange, reclassification or cancellation of all or part of the shares of such class;

(c)   add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing,

(i)    remove or change prejudicially rights to accrued dividends or rights to cumulative dividends,

(ii)   add, remove or change prejudicially redemption rights,

(iii)  reduce or remove a dividend preference or a liquidation preference, or

(iv)  add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of the company, or sinking fund provisions;

(d)   increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class;

(e)   create a new class of shares equal or superior to the shares of such class;

(f)    make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class;

(g)   effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or

(h)   constrain the issue or transfer of the shares of such class or extend or remove such constraint.

(3)   Management’s proxy circular or notice of meeting relating to a meeting of shareholders at which a proposal or other resolution with respect to any matter referred to in subsection (1) or (2) of this Section is to be raised or voted on shall state that a dissenting shareholder is entitled to be paid the fair value of his shares in accordance with this Section, but failure to make that statement does not invalidate the meeting or business thereat.

(4)   In addition to any other right he may have, but subject to subsection (26) of this Section, a shareholder who complies with this Section is entitled, when the action approved by the resolution from which he dissents or an order made under clause (d) of Section 3 hereof becomes effective, to be paid by the company the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(5)   A dissenting shareholder may only claim under this Section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

(6)   A dissenting shareholder shall send to the company, at or before any meeting of shareholders at which a proposal or other resolution with respect to any matter referred to in subsection (1) or (2) of this Section is to be raised or voted on, a written objection to the resolution, unless the company did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

(7)   The company shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) of this Section notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

(8)   A dissenting shareholder shall, within twenty days after he receives a notice under subsection(7) of this Section or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the company a written notice containing

(a)         his name and address;

(b)         the number and class of shares in respect of which he dissents; and

(c)          a demand for payment of the fair value of such shares.

(9)   A dissenting shareholder shall, within thirty days after sending a notice under subsection (8) of this Section, send the certificates representing the shares in respect of which he dissents to the company or any securities registrar of the company.

(10) A dissenting shareholder who fails to comply with subsection (9) of this Section has no right to make a claim under this Section.

(11) A company or its securities registrar shall endorse on any share certificate received under subsection (9) of this Section a notice that the holder is a dissenting shareholder under this Section and shall forthwith return the share certificates to the dissenting shareholder.

(12) On sending a notice under subsection (8) of this Section, a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this Section except where

(a)         the dissenting shareholder withdraws his notice before the company makes an offer under subsection (13) of this Section;

(b)         the company fails to make an offer in accordance with subsection (13) of this Section and the dissenting shareholder withdraws his notice; or

(c)          the resolution to amend the memorandum or articles is revoked, the amalgamation or application for continuance terminated, or the sale, lease or exchange abandoned, as the case may be,

in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (8) of this Section.

(13) A company shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the company received the notice referred to in subsection (8) of this Section, send to each dissenting shareholder who has sent such notice

(d)   a written offer to pay for his shares in an amount considered by the directors of the company to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(i)    if subsection (26) of this Section applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(14) Every offer made under subsection (13) of this Section for shares of the same class or series shall be on the same terms.

(15) Subject to subsection (26) of this Section, a company shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (13) of this Section has been accepted, but any such offer lapses if the company does not receive an acceptance thereof within thirty days after the offer has been made.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

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(16) Where a company fails to make an offer under subsection (13) of this Section, or if a dissenting shareholder fails to accept an offer, the company may, within fifty days after the action approved by the resolution or order made under clause (d) of Section 3 hereof becomes effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(17) If a company fails to apply to the court under subsection (16) of this Section, a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (16) or (17) of this Section.

(19) Upon an application under subsection (16) or (17) of this Section

(a)         all dissenting shareholders whose shares have not been purchased by the company shall be joined as parties and are bound by the decision of the court; and

(b)         the company shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

(20) Upon an application to the court under subsection (16) or (17) of this Section, the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders

(21) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) The final order of the court shall be rendered against the company in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) If subsection (26) of this Section applies, the company shall, within ten days after the pronouncement of an order under subsection (22) of this Section, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) If subsection (26) of this Section applies, a dissenting shareholder, by written notice delivered to the company within thirty days after receiving a notice under subsection (24) of this Section, may

(a)         withdraw his notice of dissent, in which case the company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

(b)         retain a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(26) A company shall not make a payment to a dissenting shareholder under this Section if there are reasonable grounds for believing that

(a)         the company is or would after the payment be unable to pay its liabilities as they become due; or

(b)         the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities.

(27) Notwithstanding the foregoing, a shareholder is not entitled to dissent under this Section if an amendment to the memorandum or articles of the company is effected by court order made under any other Act that affects the rights among the company, its shareholders and creditors or under Section 5 hereof.

If you have any questions or need assistance completing your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-229-8263 or outside North America (collect calls accepted) at 416-867-2272 or by email to contactus@kingsdaleshareholder.com.

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-229-8263

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272